      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 8, 1996

                                                       REGISTRATION NO. 333-

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                           COX COMMUNICATIONS, INC.
            (Exact name of registrant as specified in its charter)
               DELAWARE                               58-112251
    (State or other jurisdiction of     (I.R.S. Employer Identification No.)
    incorporation or organization)
                             1400 LAKE HEARN DRIVE
                            ATLANTA, GEORGIA 30319
                                (404) 843-5000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                ---------------

                                JIMMY W. HAYES
          SENIOR VICE PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER
                           COX COMMUNICATIONS, INC.
                             1400 LAKE HEARN DRIVE
                            ATLANTA, GEORGIA 30319
                                (404) 843-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------
                PLEASE ADDRESS A COPY OF ALL COMMUNICATIONS TO:
        STUART A. SHELDON, ESQ.                NORMAN D. SLONAKER, ESQ.
        DOW, LOHNES & ALBERTSON                      BROWN & WOOD
     1200 NEW HAMPSHIRE AVENUE, NW              ONE WORLD TRADE CENTER
      WASHINGTON, D.C. 20036-6802              NEW YORK, NEW YORK 10048
            (202) 776-2000                          (212) 839-5300

                                ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]

                                ---------------

                        CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

 TITLE OF EACH CLASS OF                        PROPOSED MAXIMUM
    SECURITIES TO BE         AMOUNT TO BE     OFFERING PRICE PER      PROPOSED MAXIMUM          AMOUNT OF
       REGISTERED            REGISTERED(1)         SHARE(2)      AGGREGATE OFFERING PRICE(2) REGISTRATION FEE
- -------------------------------------------------------------------------------------------------------------
 Class A Common Stock,
  $1.00 par value per
  share.................  9,775,000 shares(3)      $20.625              $201,609,375            $69,521.00

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
(1) Includes 1,275,000 shares of Class A Common Stock deliverable on exercise of an over-allotment option.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.
(3) Such shares are the number of shares deliverable at maturity or upon redemption of the STRYPES (the "STRYPES") of Merrill Lynch & Co., Inc.
    (plus such indeterminate number of shares as may be deliverable as a result of certain of the anti-dilution provisions of the STRYPES), which are being registered pursuant to a separate registration statement on Form S-3 of Merrill Lynch & Co., Inc.
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE
REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                    SUBJECT TO COMPLETION DATED MAY 8, 1996
PROSPECTUS

                                8,500,000 SHARES

                            COX COMMUNICATIONS, INC.

                              CLASS A COMMON STOCK

                                  -----------

  This Prospectus relates to 8,500,000 shares of Class A Common Stock, par value $1.00 per share (the "Class A Common Stock"), of Cox Communications, Inc., a Delaware corporation ("Cox" or the "Company"), which may be delivered by Merrill Lynch & Co., Inc. ("ML & Co.") at maturity or upon redemption of the
Structured Yield Product Exchangeable for StockSM,  % STRYPESSM Due     , 1999
of ML & Co. (each a "STRYPES"), subject to ML & Co.'s right to deliver at maturity an amount in cash with an equal value. ML & Co. has granted the Underwriter of the STRYPES an option for 30 days to purchase additional STRYPES, solely to cover over-allotments, if any. Such STRYPES may be paid and discharged or redeemed by ML & Co. by delivery of up to an additional 1,275,000 shares of Class A Common Stock to which this Prospectus also relates.

  All of the shares of Class A Common Stock covered by this Prospectus are beneficially owned by Cox Enterprises, Inc. ("CEI"), which may deliver such shares of Class A Common Stock to Merrill Lynch Capital Services, Inc., a wholly owned subsidiary of ML & Co. (the "ML & Co. Subsidiary"), pursuant to an agreement (the "STRYPES Agreement") among CEI, ML & Co. and the ML & Co. Subsidiary. The Company will not receive any of the proceeds from the sale of the STRYPES or from the sale of such Class A Common Stock.

  The STRYPES are offered by a separate prospectus of ML & Co. (the "STRYPES Prospectus"). This Prospectus relates only to the Class A Common Stock covered hereby and does not relate to the STRYPES. THE COMPANY TAKES NO RESPONSIBILITY FOR ANY INFORMATION INCLUDED IN OR OMITTED FROM THE STRYPES PROSPECTUS. THE STRYPES PROSPECTUS DOES NOT CONSTITUTE A PART OF THIS PROSPECTUS, NOR IS IT INCORPORATED BY REFERENCE HEREIN. Because the STRYPES are a separate security issued by ML & Co., for which the Company has no responsibility, an investment in the STRYPES may have materially different characteristics from an investment in the Class A Common Stock.

  SEE "RISK FACTORS" BEGINNING ON PAGE 12 OF THIS PROSPECTUS FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE CLASS A COMMON STOCK.

  The Class A Common Stock is traded on the New York Stock Exchange, Inc. ("NYSE") under the trading symbol "COX". On May 6, 1996, the last reported sale price of the Class A Common Stock on the NYSE was $20 5/8 per share. See "Price Range of Class A Common Stock."

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.

                                  -----------

SMService mark of Merrill Lynch & Co., Inc.

                  The date of this Prospectus is       , 1996.
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

  IN CONNECTION WITH THIS OFFERING, MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED (THE "UNDERWRITER OF THE STRYPES") MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NYSE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

  Cox is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, is required to file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of the reports, proxy statements and other information can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549, at prescribed rates. Cox's Class A Common Stock is listed on the NYSE (Symbol: COX), and reports and other information concerning Cox can be inspected at the offices of such exchange at 20 Broad Street, New York, New York 10005.

  Cox has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered by this Prospectus. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement. For further information about Cox and the securities offered hereby, reference is made to the Registration Statement and to the financial statements, exhibits and schedules filed therewith. The statements contained in this Prospectus about the contents of any contract or other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of each such document may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the charges prescribed by the Commission.

                                ---------------

  Unless otherwise indicated, all industry data set forth herein is based upon information compiled by the National Cable Television Association ("NCTA") and Paul Kagan Associates.

                                ---------------

  NO DEALER, SALESPERSON, OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, CEI OR THE UNDERWRITER OF THE STRYPES. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Available Information.......................1
Documents Incorporated by Reference.........2
Prospectus Summary..........................3
Risk Factors...............................12
Use of Proceeds............................13
Price Range of Class A Common Stock........13
Dividend Policy............................14
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations................................15
Business...................................24
Legislation and Regulation.................47

                                          PAGE
                                          ----
 Management................................61
 Certain Transactions......................64
 Security Ownership of Certain Beneficial
  Owners and Managers......................66
 Concerning CEI............................67
 Description of Capital Stock..............68
 Shares Eligible for Future Sale...........72
 Plan of Distribution......................73
 Legal Matters.............................73
 Experts...................................73
 Index to Consolidated Financial
  Statements..............................F-1

                      DOCUMENTS INCORPORATED BY REFERENCE

  The following documents have been filed with the Commission by the Company and are incorporated herein by reference and made a part hereof:

     (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1995;

    (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996;

   (iii) the Company's Current Report on Form 8-K, dated January 31, 1996;

    (iv) Proxy Statement--Prospectus, dated December 16, 1994, with respect to the information contained under the heading "Description of Cox Capital Stock," filed as part of the Registrant's Registration Statement on Form S-4 (No. 33-80152), dated June 13, 1994, as amended, which was incorporated by reference into the Registration Statement on Form 8-A, dated January 5, 1995; and

     (v) the consolidated balance sheets of Times Mirror Cable Television, Inc. as of December 31, 1993 and 1994 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994 and report of independent auditors included as Exhibit 99.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994.

  All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Class A Common Stock shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents. The Company will provide, without charge to any person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any document incorporated by reference herein other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such document. Requests should be directed to Dallas S. Clement, Assistant Treasurer, Cox Communications, Inc., 1400 Lake Hearn Drive, Atlanta, Georgia 30319 (telephone: (404) 843-5000).

  Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                               ----------------

                               PROSPECTUS SUMMARY

  The following information is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus.

                                  THE COMPANY

  Cox is the fifth largest operator of cable television systems in the United States and is a fully integrated, diversified media and broadband communications company with operations and investments in three related areas:
(i) U.S. broadband networks; (ii) United Kingdom broadband networks; and (iii) cable television programming.

  Cox's business strategy is to capitalize on its highly clustered cable television systems, its industry leading position in upgrading the technological capabilities of its broadband networks and its commitment to customer service, to continue as the preeminent multichannel video provider in its markets and to facilitate the development and implementation of new services for its customers. The Company believes that an integrated package of existing multichannel video and new services, such as enhanced video services, Internet access, high speed data and telephony services, including personal communications services ("PCS"), will enhance Cox's ability to acquire and retain customers while increasing revenue per customer.

  In addition, Cox has sought to utilize its expertise and position as one of the nation's premier cable television companies to invest in programming, telecommunications and technology companies that are complementary to Cox's cable television business. Cox believes that these investments have contributed substantially to the growth of its core broadband communications business and that its leadership position in broadband communications has facilitated the growth of these investments. Cox seeks to utilize insights gained from the integrated operations of its cable television systems and related programming, telecommunications and technology investments to continue its leadership in the broadband communications industry by anticipating and capitalizing upon long-term industry trends.

  U.S. BROADBAND NETWORKS: Cox owns and operates cable television systems organized into 31 locally managed clusters in 20 states. As of March 31, 1996, these clusters passed approximately 5.1 million homes and provided service to approximately 3.3 million customers. Cox believes that its operating scale offers substantial benefits, including lower programming costs and other operating efficiencies, advantages in developing and deploying new technologies and services, improved operating margins and greater resistance to competitive forces.

  Cox has focused on developing large stand-alone cable television systems in urban/suburban areas to take advantage of the efficiencies of operating clustered cable television systems in areas with attractive demographics. As of March 31, 1996, approximately 50% of Cox's total customers were served by Cox's five largest clusters, which average approximately 310,000 customers. Cox's 31 regional clusters have an average of approximately 100,000 customers. Communities served by Cox's systems have an average household income of approximately $40,000, versus the national average of $33,500.

  Large cable television clusters enable Cox to reduce operating and capital expenditures, place more experienced management teams at the system level, and are more attractive to advertisers. Further, Cox believes that the speed and cost effectiveness of deploying new products and services are greatly enhanced in large operating clusters. To further enhance cable television system clustering, Cox has agreed in principle with Tele-Communications, Inc. ("TCI") to exchange certain cable television systems (the "TCI Exchange") in order to increase the size of Cox's existing Hampton Roads/Virginia, Phoenix, New Orleans, Rhode Island and Omaha clusters and to dispose of several cable television systems in non-strategic regions. In April 1996, Cox and Continental Cablevision, Inc. ("Continental") signed a letter of intent to exchange certain cable television systems (the "Continental Exchange"), which will enable Cox to increase the size of its Hampton Roads and Rhode Island clusters. Also, Cox and Time Warner Entertainment/Advance Newhouse ("Time Warner") signed a letter of intent to exchange certain cable television systems (the "Time Warner Exchange"), which will enable Cox to further increase the size of its Hampton Roads cluster.

  Cox emphasizes high technical standards for its cable television clusters. Cox continues to deploy fiber optic cable and to upgrade the technical quality of its broadband cable network to increase significantly its channel capacity for the delivery of additional programming, and to facilitate the delivery of additional services such as enhanced video services, Internet access, high speed data and telephony services, including PCS. Cox's aggressive investment in the upgrade of its broadband networks will allow the Company to offer these new services to its current customer base quickly. Approximately 90% of Cox's customers are served by clusters that have at least 54-channel capacity, with addressable technology serving 100% of its customers. Cox anticipates that approximately 90% of its customers will be served by broadband networks with at least 78 analog channels of capacity by the end of 1998. Cox anticipates that these additional services will increase the revenues, in particular, unregulated revenues, and cash flow of its broadband networks. For example, by providing telephony services such as local and long-distance, Cox will access some portion of a market that generated in excess of $170 billion of revenues in the U.S. in 1995, which is approximately five times larger than the 1995 cable television market.

  In addition to increasing channel capacity, Cox's aggressive investment in technology has improved the reliability of its service. Cox's broadband networks had a 99.986% reliability rate in 1995, as measured by average customer minutes of outage per year, which is comparable to the "BellCore" standard of 99.989% utilized by the regional Bell operating companies ("RBOCs"). Cox has developed a new fiber optic network design, known as "ring-in-ring" architecture, that provides significant improvements over existing non-ring network architecture in capability, flexibility and reliability. Cox expects the reliability rate of its broadband networks to exceed the BellCore standard once Cox's ring-in-ring architecture has been fully deployed.

  Cox anticipates that the increased reliability of its broadband networks will enhance its existing strong customer loyalty. Several industry groups have recognized Cox as a leader in providing quality customer service. Cox has received nine "Customer Is Key" awards, more than all other cable television companies combined. The Award is presented by CTAM (Cable & Telecommunications:
A Marketing Society) for outstanding customer service in the cable television industry. In addition, Cox's internal research indicates that Cox's customers perceive that the quality of service that Cox provides is comparable to the quality of service provided by the RBOCs and significantly higher than the quality of service provided by most cable television companies. Cox anticipates that its high level of customer satisfaction will help it compete more effectively in the delivery of new services such as enhanced video services, Internet access, high speed data and telephony services, including PCS, to its customers.

  Cox has invested significantly in technology and communications-related businesses, including providers of residential and business telephony (both wireless and wireline). To enhance Cox's entry into the wireless communications market, Cox joined TCI, Comcast Corporation ("Comcast") and Sprint Corporation ("Sprint") to create a joint venture referred to as "Sprint Spectrum," with the goal of gaining a significant share of the wireless communications market. In addition, Cox currently has a 30.06% stake in Teleport Communications Group Inc. and TCG Partners (collectively, "TCG"), the first and largest local exchange carrier in the U.S. Other investments include an interest in PrimeStar Partners L.P. ("PrimeStar"), a provider of medium-powered, 73-channel direct broadcast satellite ("DBS") service to over 1,150,000 subscribers nationwide.

  The Sprint Spectrum partners propose to develop an integrated, nationally-deployed wireless network for voice and data communications, which the partners will promote using the "Sprint" brand name and cross-promote with services and products branded by Cox, TCI and Comcast in their respective cable television systems. Sprint Spectrum was the successful bidder for 29 broadband PCS licenses in the auction conducted by the Federal Communications Commission (the "FCC") that was completed in mid-March 1995. The FCC also awarded Cox a broadband PCS license for the Los Angeles-San Diego Major Trading Area ("MTA") under the FCC's "pioneer preference" program in recognition of its achievements in pioneering new wireless technologies for PCS. These PCS licenses, together with other PCS licenses held by affiliates of Sprint Spectrum, cover areas with an aggregate population of approximately 182 million.

  UNITED KINGDOM BROADBAND NETWORKS: Cox has a significant investment in a cable television and telephony company in the United Kingdom, where regulations currently are less restrictive than in the U.S. and Cox perceives an increased growth opportunity. Cox owns approximately 14.65% of the ordinary share capital (on a fully diluted basis) of TeleWest plc ("TeleWest"), a publicly traded U.K. company. In October 1995, TeleWest acquired the U.K. broadband network operations of SBC CableComms (UK) ("CableComms") and TeleWest Communications plc. TeleWest is the largest cable television and cable telephony operator in the U.K. based on the number of homes passed and the number of cable television and telephony subscribers. At December 31, 1995, TeleWest had approximately 457,000 cable television subscribers and approximately 478,000 residential telephony subscribers.

  CABLE TELEVISION PROGRAMMING: Cox has made substantial investments in cable television networks as a means of developing unique programming to generate additional interest among consumers in cable television. Cox owns a 24.6% interest in The Discovery Channel and The Learning Channel which, as of December 31, 1995, had 66.5 million and 43.2 million U.S. subscribers, respectively. Cox has investments in several other premier U.S. programming services, including E! Entertainment Television, Viewer's Choice, Music Choice and The Sunshine Network. In addition, Cox invested in two new U.S. programming services: the Outdoor Life Network (a channel featuring outdoor recreation, adventure and wildlife themes) and the Speedvision Network (a channel devoted to automotive, marine and aviation-related programming). Internationally, Cox has established a relationship with the British Broadcasting Corporation (the "BBC") and is the largest investor in several programming ventures with the BBC. These investments include UK Gold (a general entertainment channel highlighted with programming from the libraries of the BBC and Thames Television ("Thames")), UK Living (a channel patterned after Lifetime that primarily telecasts talk shows and soap operas), BBC Europe and BBC Prime. Other international programming networks in which Cox has invested include Discovery International and GEMS Television (a Spanish-language programming service).

  Cox's principal executive offices are located at 1400 Lake Hearn Drive, Atlanta, Georgia 30319 and its telephone number is (404) 843-5000.

  Set forth on the next page is a table summarizing Cox's various assets and investments.

                            U.S. BROADBAND NETWORKS

                                                              AT MARCH 31, 1996
                                                              ------------------
CABLE TELEVISION CLUSTERS(a)
Homes Passed.................................................     5,076,353
Basic Customers..............................................     3,299,983
Basic Penetration............................................          65.1%
Premium Service Units........................................     1,900,279
Premium Penetration..........................................          57.6%
INVESTMENTS(b)                                                OWNERSHIP INTEREST
- --------------                                                ------------------
Telephony
Sprint Spectrum..............................................          15.0%
PCS Los Angeles-San Diego MTA................................         100.0
PhillieCo....................................................          17.6
Omaha MTA....................................................         100.0
Teleport Communications Group and TCG Partners...............          30.1
TCG San Diego................................................          53.7
TCG Phoenix..................................................          56.2
TCG Los Angeles..............................................           9.6
TCG Omaha....................................................          65.0
TCG Hartford.................................................           7.7

Other
PrimeStar Partners...........................................          10.4
StarSight Telecast, Inc......................................          10.0
Syntellect, Inc..............................................           8.6
TVSM, Inc....................................................           5.0

- --------
(a) Excludes proportionate share of customers in partially-owned clusters, which share totalled 80,401 customers at March 31, 1996.
(b) Does not give effect to proposed transactions that have not been completed.

                       UNITED KINGDOM BROADBAND NETWORKS

                                                              OWNERSHIP INTEREST
                                                              ------------------
TeleWest plc.................................................          14.7%

                          CABLE TELEVISION PROGRAMMING

                                U.S. PROGRAMMING

 INVESTMENTS                                                  OWNERSHIP INTEREST
 -----------                                                  ------------------
 Discovery Communications....................................          24.6%
 The Discovery Channel
 The Learning Channel
 E! Entertainment............................................          10.4
 Outdoor Life Network........................................          41.0
 Speedvision Network.........................................          39.0
 PPVN Holding Co.............................................          20.0
 Viewer's Choice
 Digital Cable Radio Associates..............................          13.6
 Music Choice
 Home Shopping Network.......................................           0.1
 The Sunshine Network........................................           5.3
 Television Food Network.....................................           1.9
 Turner Broadcasting System..................................           0.1
 National Cable Communications...............................          12.5
 Product Information Network.................................          40.0
                           INTERNATIONAL PROGRAMMING
 Discovery International.....................................          24.6%
 Discovery Europe
 UK Gold.....................................................          38.0
 UK Living...................................................          49.6
 European Channel Management.................................          10.0
 BBC Europe
 BBC Prime
 GEMS Television.............................................          50.0

                             RELATIONSHIP WITH CEI

  As of May 1, 1996, CEI beneficially owned 189,595,588 shares of Class A Common Stock, representing approximately 73.9% of the outstanding shares of Class A Common Stock, and 13,798,896 shares of Class C Common Stock, representing 100% of Cox's Class C Common Stock, par value $1.00 per share (the "Class C Common Stock," and, together with the Class A Common Stock, the "Common Stock"), which together represented approximately 75.3% of the outstanding shares of Common Stock and approximately 83.1% of the voting power of Cox. Assuming the delivery to the ML & Co. Subsidiary of the maximum number of shares of Class A Common Stock required by ML & Co. to pay and discharge or redeem all of the STRYPES (including STRYPES issued pursuant to the over-allotment option granted to the Underwriter of the STRYPES) pursuant to the STRYPES Agreement, CEI will beneficially own 179,820,588 shares of Class A Common Stock, which will represent approximately 70.1% of the Class A Common Stock, 13,798,896 shares of Class C Common Stock, which will represent 100% of the Class C Common Stock, and approximately 71.6% of the total Common Stock and approximately 80.6% of the voting power of Cox. See "Plan of Distribution." CEI, a privately-held corporation headquartered in Atlanta, Georgia, is one of the largest media companies in the United States, with consolidated revenues in 1995 of $3.8 billion. CEI, which has a 96-year history in the media and communications industry, publishes 18 daily newspapers and owns and operates 17 radio and 6 television stations in addition to its interest in Cox. CEI is also the world's largest operator of auto auctions through Manheim Auctions.

                                COX COMMON STOCK

Class A Common Stock
 Covered by this
 Prospectus(a):       8,500,000 shares

Common Stock
 Outstanding:

 Class A Common
  Stock.............. 256,436,754 shares

 Class C Common
  Stock.............. 13,798,896 shares

Shareholders'
 Rights...............There are two classes of Cox Common Stock outstanding:
                      Class A Common Stock and Class C Common Stock. Each share of Class A Common Stock is entitled to one vote and each share of Class C Common Stock is entitled to ten votes. The Class A Common Stock and Class C Common Stock vote as a single class with respect to substan-tially all matters submitted to a vote of stockholders. Except with respect to voting, transfer and convertability, shares of Class A Common Stock and Class C Common Stock are identical in all respects. The Class C Common Stock is subject to significant transfer re-strictions and is convertible on a share-for-share basis into Class A Common Stock at the option of the holder. See "Description of Capital Stock."
Plan of
 Distribution(b)......This Prospectus relates to 8,500,000 shares of Class A
                      Common Stock, which may be delivered by ML & Co. at ma-turity or upon redemption of the STRYPES, subject to ML & Co.'s right to deliver at maturity an amount in cash with an equal value. ML & Co. has granted the Under-writer of the STRYPES an option for 30 days to purchase additional STRYPES, solely to cover over-allotments, if any. Such STRYPES may be paid and discharged or redeemed by ML & Co. by delivery of up to an additional 1,275,000 shares of Class A Common Stock. Pursuant to the terms of the STRYPES Agreement, CEI is obligated to deliver to the ML & Co. Subsidiary immediately prior to the matu-rity date of the STRYPES a number of shares of Class A Common Stock covered by this Prospectus equal to the number required by ML & Co. to pay and discharge all of the STRYPES (including STRYPES issued pursuant to the over-allotment option granted to the Underwriter of STRYPES), subject to CEI's option, exercisable in its sole discretion, to satisfy such obligation by deliver-ing a specified amount of cash in lieu of such shares. CEI will have the option, exercisable upon the occur-rence of certain changes involving taxation, to satisfy and discharge its obligations under the STRYPES Agree-ment by delivering to the ML & Co. Subsidiary, on a date fixed by CEI for early settlement, cash and shares of Class A Common Stock in an amount and number, respec-tively, equal to the amount and number required by ML & Co. to redeem all of the STRYPES (including STRYPES is-sued pursuant to the over-allotment option granted to the Underwriter of STRYPES). Under the STRYPES Agree-ment, ML & Co. has agreed to redeem all of the STRYPES in the event that CEI exercises such option. See "Plan of Distribution."

Use of Proceeds.......All of the shares of Class A Common Stock covered by this Prospectus are beneficially owned by CEI, which may deliver such shares to the ML & Co. Subsidiary pursuant to the STRYPES Agreement. See "Plan of Distribution." The Company will not receive any of the proceeds from the sale of the STRYPES or from the sale of such Class A Common Stock. See "Use of Proceeds."

NYSE symbol...........COX
- --------
(a) Does not give effect to the exercise of the over-allotment option granted to the Underwriter of the STRYPES.
(b) The STRYPES are offered only by the STRYPES Prospectus. This Prospectus relates only to the Class A Common Stock covered hereby and does not relate to the STRYPES. The Company takes no responsibility for any information included in or omitted from the STRYPES Prospectus. The STRYPES Prospectus does not constitute a part of this Prospectus, nor is it incorporated by reference herein. Because the STRYPES are a separate security issued by ML & Co., for which the Company has no responsibility, an investment in the STRYPES may have materially different characteristics from an investment in the Class A Common Stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected historical financial information for each of the five years in the period ended December 31, 1995 has been derived from and should be read in conjunction with the Consolidated Financial Statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations, included elsewhere in this Prospectus. The following selected historical financial information for the three months ended March 31, 1996 and 1995 has been derived from the unaudited consolidated financial statements of Cox which, in the opinion of management, include adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations for such periods. Operating results for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the entire year.

  On February 1, 1995, Cox, CEI, The Times Mirror Company ("Times Mirror") and New TMC Inc. ("New Times Mirror") consummated a merger (the "Merger"), pursuant to which Times Mirror (which, at the time of the Merger, was engaged only in the cable television business) merged with and into Cox. The following selected pro forma data give effect to the Merger and related transactions as if they occurred on January 1, 1994. The pro forma data do not purport to represent what Cox's results of operations or financial condition would actually have been had the Merger occurred on such date and are not necessarily indicative of the future operating results or financial condition of Cox.

                                         YEAR ENDED DECEMBER 31
                         ------------------------------------------------------------
                                      HISTORICAL                       PRO FORMA
                         ----------------------------------------  ------------------
                           1995     1994    1993    1992    1991     1995      1994
                         --------  ------  ------  ------  ------  --------  --------
                              (Millions of Dollars Except Per Share Data)
INCOME STATEMENT DATA:
 Revenues............... $1,286.2  $736.3  $708.0  $652.1  $603.0  $1,328.1  $1,235.2
 Operating expenses.....    445.5   245.6   218.9   211.7   192.5     459.2     405.8
 Selling, general and
  administrative
  expenses..............    300.6   199.2   176.7   165.3   155.5     311.7     332.9
 Satellite operating and
  administrative
  expenses..............     41.7    22.9    16.7     --      --       41.7      22.9
 Restructuring charge...      5.1     --      --      --      --        5.1       --
 Depreciation...........    198.8   106.9    94.9    77.5    70.5     206.7     179.4
 Amortization...........     68.5    21.9    21.1    18.4    19.2      72.4      74.4
                         --------  ------  ------  ------  ------  --------  --------
 Operating income.......    226.0   139.8   179.7   179.2   165.3     231.3     219.8
 Interest expense.......   (132.3)  (46.1)  (12.9)  (13.4)  (16.8)   (140.1)   (148.9)
 Equity in net losses of
  affiliated companies..    (79.7)  (43.9)  (28.2)   (0.5)   (0.4)    (79.7)    (54.2)
 Gain on sale of
  affiliated companies..    188.8     --      --      --      --      188.8       --
 Other, net.............      0.9     2.5     4.5     4.1     3.3       1.1       3.4
                         --------  ------  ------  ------  ------  --------  --------
 Income before income
  taxes and cumulative
  effect of accounting
  changes...............    203.7    52.3   143.1   169.4   151.4     201.4      20.1
 Income taxes...........     99.9    25.7    66.0    76.4    67.7     100.2      32.9
                         --------  ------  ------  ------  ------  --------  --------
 Income (loss) before
  cumulative effect of
  accounting changes....    103.8    26.6    77.1    93.0    83.7     101.2     (12.8)
 Cumulative effect of
  accounting changes....      --      --     20.7     --      --        --        --
                         --------  ------  ------  ------  ------  --------  --------
 Net income (loss)...... $  103.8  $ 26.6  $ 97.8  $ 93.0  $ 83.7  $  101.2  $  (12.8)
                         ========  ======  ======  ======  ======  ========  ========
 Net income (loss) per
  share (a).............      --      --      --      --      --   $   0.39  $  (0.05)
OTHER OPERATING AND
 FINANCIAL DATA:
 EBITDA (c)............. $  493.3  $268.5  $295.7  $275.1  $255.0  $  510.4  $  473.6
 Capital expenditures...    369.6   188.2   162.3   147.0   103.2     380.8     307.1
 Net cash provided by
  operating activities..    324.9   205.0   241.1   202.0   183.1     324.5     311.4
 Net cash used in
  investing activities..    865.5   372.2   337.9   254.9   137.0     874.9     503.9
 Net cash provided by
  (used in) financing
  activities............    576.4   156.3   107.1    50.9   (41.8)    585.7     183.7
 EBITDA as a % of
  revenues..............     38.4%   36.5%   41.8%   42.2%   42.3%     38.4%     38.3%
 Ratio of EBITDA to
  interest expense......      3.7x    5.8x   22.9x   20.5x   15.2x      3.6x      3.2x
 Debt to EBITDA ratio...      5.2x    2.9x    2.0x    1.6x    1.0x      5.1x      4.5x

                                                      DECEMBER 31
                         ---------------------------------------------------------------------------
                                            HISTORICAL                               PRO FORMA
                         -----------------------------------------------------  --------------------
                           1995       1994       1993       1992       1991       1995       1994
                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                 (Millions of Dollars)
BALANCE SHEET DATA:
 Cash................... $    39.2  $     3.3  $    14.2  $     3.9  $     5.9  $    39.2  $     3.3
 Total assets...........   5,555.3    1,874.7    1,527.4    1,300.2    1,135.9    5,555.3    4,460.7
 Total debt (including
  amounts due to CEI)...   2,575.3      787.8      595.6      428.7      261.2    2,575.3    2,150.9
 Shareholders' equity...   2,332.0      834.8      716.6      666.1      671.5    2,332.0    1,727.8
                                                      DECEMBER 31
                         ---------------------------------------------------------------------------
                                            HISTORICAL                               PRO FORMA
                         -----------------------------------------------------  --------------------
                           1995       1994       1993       1992       1991       1995       1994
                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
CUSTOMER DATA:
 Homes passed........... 5,005,858  2,878,857  2,838,197  2,745,491  2,718,411  5,005,858  4,956,055
 Basic customers........ 3,248,759  1,851,726  1,784,337  1,722,007  1,677,769  3,248,759  3,126,634
 Premium service units.. 1,827,068  1,203,606  1,205,587  1,249,673  1,264,380  1,827,068  1,984,561
 Basic penetration......      64.9%      64.3%      62.9%      62.7%      61.7%      64.9%      63.1%
 PrimeStar customers....    56,822     17,894        --         --         --      56,822     17,894

                                                         THREE MONTHS ENDED
                                                              MARCH 31
                                                       -------------------------
                                                        HISTORICAL     PRO FORMA
                                                       --------------  ---------
                                                        1996    1995     1995
                                                       ------  ------  ---------
                                                        (Millions of Dollars
                                                       Except Per Share Data)
INCOME STATEMENT DATA:
 Revenues............................................. $357.5  $271.2   $313.1
 Operating expenses...................................  123.8    97.3    110.3
 Selling, general and administrative expenses.........   81.6    62.3     74.1
 Satellite operating and administrative expenses......   15.7     8.8      8.8
 Depreciation.........................................   55.9    43.8     51.7
 Amortization.........................................   18.5    13.1     17.0
                                                       ------  ------   ------
 Operating income.....................................   62.0    45.9     51.2
 Interest expense.....................................  (34.5)  (28.6)   (36.4)
 Equity in net losses of affiliated companies.........  (19.3)  (17.8)   (17.8)
 Gain on sale of affiliated companies.................    4.6     --       --
 Other, net...........................................    4.8     3.2      3.4
                                                       ------  ------   ------
 Income before income taxes...........................   17.6     2.7      0.4
 Income taxes.........................................   10.2     0.9      1.2
                                                       ------  ------   ------
 Net income (loss).................................... $  7.4  $  1.8   $ (0.8)
                                                       ======  ======   ======
 Net income (loss) per share (b)...................... $ 0.03     --    $(0.00)
OTHER OPERATING AND FINANCIAL DATA:
 EBITDA (c)........................................... $136.3  $102.8   $119.9
 Capital expenditures.................................  109.1    57.8     69.1
 Net cash provided by operating activities............   92.7    60.0     59.6
 Net cash used in investing activities................  114.1   165.7    175.0
 Net cash provided by financing activities............   48.1   108.7    118.0
 EBITDA as % of revenues..............................   38.1%   37.9%    38.3%
 Ratio of EBITDA to interest expense..................    4.0x    3.6x     3.3x
 Debt to EBITDA ratio (d).............................    4.8x    6.0x     5.1x

                                                          MARCH 31
                                                -------------------------------
                                                    HISTORICAL        PRO FORMA
                                                --------------------  ---------
                                                  1996       1995       1995
                                                ---------  ---------  ---------
                                                    (Millions of Dollars)
BALANCE SHEET DATA:
 Cash.......................................... $    65.8  $     6.4  $     6.4
 Total assets..................................   5,566.0    4,945.3    4,945.3
 Total debt (including amounts due to CEI).....   2,622.8    2,448.9    2,448.9
 Shareholders' equity..........................   2,313.3    1,810.6    1,810.6
                                                          MARCH 31
                                                -------------------------------
                                                    HISTORICAL        PRO FORMA
                                                --------------------  ---------
                                                  1996       1995       1995
                                                ---------  ---------  ---------
CUSTOMER DATA:
 Homes passed.................................. 5,067,353  4,963,756  4,963,756
 Basic customers............................... 3,299,983  3,196,184  3,196,184
 Premium service units......................... 1,900,279  1,852,365  1,852,365
 Basic penetration.............................      65.1%      64.4%      64.4%
 PrimeStar customers...........................    76,190     23,869     23,869

- --------
(a) Calculated based on 260,788,241 and 250,364,240 shares, the pro forma weighted average of common shares outstanding at December 31, 1995 and 1994, respectively.
(b) Calculated based on 270,208,897 and 250,364,240 shares, the weighted average number of common shares outstanding at March 31, 1996 and 1995, respectively.
(c) Operating income before depreciation and amortization ("EBITDA") is a commonly used financial analysis tool for measuring and comparing cable television companies in several areas, such as liquidity, operating performance and leverage. EBITDA should not be considered by the reader as an alternative to net income as an indicator of Cox's performance or as an alternative to cash flows as a measure of liquidity.
(d) For the purpose of this computation, EBITDA for the three months ended March 31 has been annualized.

                                 RISK FACTORS

  Prior to making an investment decision, prospective investors should carefully consider, along with other matters referred to herein, the following:

REGULATION OF THE CABLE TELEVISION INDUSTRY

  The cable television industry is subject to extensive regulation on the federal, state and local levels, and many aspects of such regulations are currently the subject of judicial proceedings and administrative or legislative proposals. See "Legislation and Regulation." On February 1, 1996, Congress passed the Telecommunications Act of 1996 (the "1996 Act"), which was signed into law by the President on February 8, 1996. The 1996 Act is intended to promote substantial competition in the delivery of video and other services by local telephone companies (also known as local exchange carriers or "LECs") and other service providers, and permits cable television operators to provide telephone services. Among other things, the 1996 Act reduces in some circumstances and by 1999 will eliminate, rate regulation for cable programming service ("CPS") packages for all cable television systems and immediately eliminates regulation of this service tier for small cable operators. The FCC is undertaking numerous rulemaking proceedings to interpret and implement provisions of the 1996 Act. The 1996 Act and the FCC's implementing regulations could have a significant effect on the cable television industry. In addition, the Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act") imposed substantial regulation on the cable television industry, including rate regulation, and significant portions of the 1992 Act remain in effect despite the enactment of the 1996 Act and remain highly relevant to Cox's operations. Cox's management believes that the regulation of the cable television industry will remain a matter of interest to Congress, the FCC and other regulatory bodies. There can be no assurance as to what, if any, future actions such legislative and regulatory authorities may take or the effect thereof on the industry or Cox.

COMPETITION IN THE CABLE TELEVISION INDUSTRY

  The cable television clusters owned by Cox compete with other communications and entertainment media, including conventional off-air television broadcasting, newspapers, movie theatres, live sporting events, interactive computer programs and home video products, including video tape cassette recorders. Competing sources of video programming include off-air broadcast television, DBS service, multipoint multichannel distribution service ("MMDS") systems, satellite master antenna television ("SMATV") systems and other new technologies. In addition, Cox faces potential competition from other cable television operators. Furthermore, the cable television industry is subject to rapid and significant changes in technology. The effect of any future technological changes on the viability or competitiveness of Cox's business cannot be predicted. See""Business -- Competition" and "Legislation and Regulation."

  In addition, the 1996 Act has repealed the cable television/telephone cross-ownership ban, and allows LECs and other common carriers, as well as cable television systems providing local exchange service, to provide video programming services as either cable operators or open video system ("OVS") operators within their service areas upon certification from the FCC and pursuant to regulations which the FCC is required to adopt. Some potential service providers have greater financial resources than Cox and, in the case of LECs seeking to provide cable television service within their service areas, have an installed plant and switching capabilities, all of which could give them competitive advantages over Cox. Cox cannot predict either the extent to which such competition will materialize or, if such competition materializes, the extent of its effect on Cox. See "Business -- Competition" and "Legislation and Regulation."

PCS BUSINESS

  PCS is a relatively new development in wireless telecommunications services in the United States. The FCC established the spectrum bands for the licensing of PCS providers in June 1994 and is in the process of assigning licenses to applicants that have successfully participated in PCS spectrum auctions. The costs associated with the acquisition of PCS licenses and the build-out of efficient PCS systems will be substantial. The digital service technologies available to deliver PCS are varied and no industry consensus has developed to identify a particular PCS technology for use across all markets.

  The success of the PCS network of Sprint Spectrum will also depend on its ability to compete with other wireless communications providers such as cellular, Specialized Mobile Radio ("SMR") systems and other PCS systems within its markets. Paging or beeper services and global satellite networks that provide domestic and international mobile communications services may also provide competition to the PCS offerings of Sprint Spectrum. See "Business -- Competition."

  Cox does not own a controlling interest in Sprint Spectrum. Cox and the other Sprint Spectrum partners may not always agree on issues relating to the business of Sprint Spectrum. In the event of such disagreement, Cox alone would not be able to control decisions regarding the operation of Sprint Spectrum. See "Business --U.S. Broadband Networks -- Telephony Business --
 Formation of Sprint Spectrum."

  Accordingly, there can be no assurances that a nationwide PCS system will be built, that consumer demand or the regulatory environment will permit an economically viable PCS business to exist, or if a viable PCS business exists, that Sprint Spectrum will be able to compete successfully in such business.

CONTROL BY PRINCIPAL STOCKHOLDER AND POTENTIAL CONFLICTS OF INTEREST

  As of May 1, 1996, CEI beneficially owned approximately 73.9% of the Class A Common Stock, 75.3% of the total Common Stock and 83.1% of the voting power of Cox, which allows CEI to control substantially all actions to be taken by the Cox stockholders, including the election of all directors to the Board of Directors. See "Concerning CEI" and "Security Ownership of Certain Beneficial Owners and Managers" for a description of the ownership of CEI. This voting control may have the effect of discouraging offers to acquire Cox because the consummation of any such acquisition would require the consent of CEI.

  The interests of CEI, which operates businesses in other industries, including broadcasting and newspapers, may from time to time diverge from the interests of Cox, particularly with regard to new business opportunities.

                                USE OF PROCEEDS

  All of the shares of Class A Common Stock covered by this Prospectus are beneficially owned by CEI, which may deliver such shares to the ML & Co. Subsidiary pursuant to the STRYPES Agreement. See "Plan of Distribution." The Company will not receive any of the proceeds from the sale of the STRYPES or from the sale of such Class A Common Stock.

                      PRICE RANGE OF CLASS A COMMON STOCK

  The Class A Common Stock is listed on the NYSE under the symbol "COX." The following table sets forth, for the periods indicated, the high and low sales prices for the Class A Common Stock, as reported on the NYSE Composite Transactions Tape, for each quarter since February 1, 1995, the date the Class A Common Stock began trading on the NYSE.

                         HIGH    LOW
                         ----    ---
1995
First Quarter........... $17 5/8 16 1/8
Second Quarter..........  20 1/4  14
Third Quarter...........  21 1/2  19
Fourth Quarter..........  20 5/8 17 3/4
1996
First Quarter...........  23 3/4 18 7/8
Second Quarter (through
 May 6, 1996)...........  22 5/8 19 3/4

  As of May 1, 1996 there were approximately 3,449 record holders of Class A Common Stock. For a recent closing sale price of the Class A Common Stock, see the cover page of this Prospectus.

                                DIVIDEND POLICY

  Cox has never declared or paid cash dividends on the Class A Common Stock and currently intends to retain any future earnings for use in the development and operation of its businesses. Accordingly, Cox does not expect to pay cash dividends on the Class A Common Stock in the foreseeable future. In addition, Cox's bank indebtedness contains covenants that limit its ability to pay dividends. See "Description of Capital Stock" and Note 12 to the Consolidated Financial Statements of Cox included elsewhere in this Prospectus.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

RECENT ACQUISITIONS, DISPOSITIONS AND INVESTMENTS

 U.S. Broadband Networks

  Cox has focused on developing large stand-alone cable television systems in urban/suburban areas to take advantage of the efficiencies of operating clustered cable television systems with attractive demographics and the similar competitive advantages in connection with offering new services.

  In April 1996, Cox exchanged its Williamsport, Pennsylvania cable television system serving approximately 24,500 customers for $13 million and a cable television system in East Providence, Rhode Island serving approximately 15,500 customers. No gain or loss resulted from this transaction.

  In April 1996, Cox sold certain cable television systems in the Ashland, Kentucky and Defiance, Ohio area for $136 million. These systems, which were acquired as a result of the Merger, together served approximately 78,600 customers. No gain or loss resulted from this transaction.

  Also, in April 1996, Cox and Continental signed a letter of intent for Cox to trade certain cable television systems in western Massachusetts serving approximately 47,700 customers for Continental's cable television systems in James City and York County, Virginia and Pawtucket, Rhode Island serving approximately 48,500 customers. Cox anticipates the Continental Exchange will be consummated during the fourth quarter of 1996.

  In March 1996, Cox and Time Warner signed a letter of intent for Cox to trade its Myrtle Beach, South Carolina cable television system serving approximately 37,600 customers for Time Warner's Hampton and Williamsburg, Virginia cable television systems serving approximately 45,300 customers. The transaction also includes a Texas cable television system serving approximately 7,000 customers to be purchased by Cox and then immediately traded to Time Warner. Cox anticipates the Time Warner Exchange will be consummated during the fourth quarter of 1996.

  In January 1996, Cox acquired a cable television system serving approximately 51,000 customers in Newport News, Virginia for approximately $122 million. Cox is operating this system as part of its cluster of systems in the Hampton Roads, Virginia area.

  Also, in January 1996, Cox sold its Texarkana, Texas cable television system serving approximately 23,400 customers for $52 million. No gain or loss resulted from this transaction.

  In September 1995, Cox sold its cable television system serving approximately 13,000 customers in the Bullhead City, Arizona area for $20 million. No gain or loss resulted from this transaction.

  In September 1995, Cox agreed in principle with TCI to exchange certain cable television systems owned by Cox serving approximately 324,000 customers for certain cable television systems owned by TCI serving approximately 296,000 customers. If the TCI Exchange is consummated, Cox will receive from TCI systems in Chesapeake, Virginia; Scottsdale, Arizona; St. Bernard, Louisiana; Providence, Rhode Island; and Omaha, Nebraska. These systems are expected to be operated as part of Cox's existing clusters in those areas. In exchange, TCI will receive from Cox systems in metropolitan Pittsburgh; Spokane, Washington; Springfield, Illinois; Cedar Rapids, Iowa; Quad Cities, Illinois-Iowa; and Saginaw, Michigan. Cox anticipates that the TCI Exchange will be consummated during the fourth quarter of 1996. No material gain or loss is expected on this transaction.

  On February 1, 1995, Cox, CEI, Times Mirror and New TMC Inc. consummated the Merger. In connection with the Merger, Class A Common Stock became publicly traded on the New York Stock Exchange. As a result of the Merger, each share of Times Mirror Common Stock was converted into one share of New TMC Inc. Common Stock and .615289 of a share of Class A Common Stock.

 Telephony Investments

  In October 1994, subsidiaries of Cox, TCI, Comcast and Sprint formed a partnership known as WirelessCo to engage in the business of providing wireless communications services, primarily PCS. WirelessCo, of which Cox owns a 15% interest, was the successful bidder for 29 broadband PCS licenses in the auction conducted by the FCC from December 1994 through March 1995. The total purchase price for the 29 licenses was approximately $2.1 billion.

  On March 28, 1995, Cox, TCI, Comcast and Sprint formed MajorCo, L.P. (known, collectively with its subsidiaries, as "Sprint Spectrum," formerly known as the "Sprint Telecommunications Venture") to which the partners contributed all of their respective interests in WirelessCo. The partnership agreement of MajorCo, L.P. contemplates that the partners in the aggregate may be required to make cash capital contributions (including cash contributions previously made to WirelessCo) of up to $4.2 billion.

  Cox also owns a 17.6% interest in "PhillieCo," a partnership formed by subsidiaries of Cox, TCI and Sprint. PhillieCo was the successful bidder for a broadband PCS license for the Philadelphia MTA. The purchase price of the license was approximately $85 million.

  Cox was the successful bidder for a broadband PCS license for the Omaha MTA. The purchase price for the license was approximately $5.1 million. Cox has agreed to contribute the Omaha PCS license to Sprint Spectrum as soon as it obtains FCC approval.

  Cox has been awarded a broadband PCS license for the Los Angeles-San Diego MTA under the FCC's pioneer preference program. The amount payable by Cox for its license will be approximately $251.9 million. Cox will pay for the license in equal installments over 1998, 1999 and 2000 with payments of interest only required during 1996 and 1997. Cox has recorded the related liability of approximately $251.9 million as debt in its consolidated financial statements.

  Cox entered into a joint venture formation agreement with TCI, Comcast and Sprint which provides the basis upon which the parties will negotiate a definitive agreement for the formation of a new limited partnership, referred to as "PioneerCo," to operate the PCS system in the Los Angeles-San Diego MTA. This limited partnership is initially expected to be owned 51% by a jointly controlled partnership ("Cox Pioneer Partnership", owned approximately 78% by Cox and approximately 22% by CEI), and 49% by Sprint Spectrum. Upon the satisfaction of certain conditions, Cox will contribute its Los Angeles-San Diego PCS license to this limited partnership. Cox and CEI would continue to control jointly the PCS license and Cox would have day-to-day management authority over this limited partnership. Cox Pioneer Partnership will have the right to put, and Sprint Spectrum will have the right to call all or part of Cox Pioneer Partnership's interest in PioneerCo at various times. Upon the put or call of part of Cox Pioneer Partnership's interest in PioneerCo, control of PioneerCo would shift to Sprint Spectrum.

  Cox and CEI will make capital contributions to Cox Pioneer Partnership, and Cox Pioneer Partnership and Sprint Spectrum will make capital contributions to PioneerCo, in proportion to their respective percentage interests. As part of their respective capital contributions, Cox will contribute substantially all of Cox's PCS license for the Los Angeles-San Diego MTA to Cox Pioneer Partnership and Cox Pioneer Partnership will in turn contribute substantially all of its interest in the license to PioneerCo. The remainder of the license will be contributed by Cox to Sprint Spectrum and then contributed by Sprint Spectrum to PioneerCo. For purposes of determining the amount of all contributions to Cox Pioneer Partnership and PioneerCo, the aggregate gross value of the license will be determined in accordance with a formula agreed to on October 24, 1994 among Cox, Sprint, TCI and Comcast, following arm's-length negotiations, prior to the commencement of the FCC's first auction of broadband PCS licenses. The value determined by the agreed-upon formula (the "Third-Party Value") is approximately $422.5 million. The various contributions of Cox's PCS license for the Los Angeles-San Diego MTA are subject to the receipt of FCC consent.

  Cox's contribution of substantially all of its PCS license for the Los Angeles-San Diego MTA to Cox Pioneer Partnership will be valued net of Cox's obligation to pay the FCC for the license, which obligation will be assumed by Cox Pioneer Partnership. Cox's cash contributions to Cox Pioneer Partnership to fund the cost of the PCS license will be approximately $164.6 million and CEI's cash contributions to Cox Pioneer Partnership to fund the cost of the PCS license will be approximately $87.3 million.

  Except as described above, Sprint Spectrum's capital contributions to PioneerCo will be made in cash and will be used for the construction and operation of the PCS system in the Los Angeles-San Diego MTA.

  Cox currently owns a 30.06% interest in TCG, the first and largest local exchange carrier in the U.S. See "Business--U.S. Broadband Networks--Telephony Business--Teleport Communications Group, Inc. and TCG Partners."

 United Kingdom Broadband Networks

  In October 1995, CableComms, TeleWest Communications plc and TeleWest consummated a merger pursuant to which TeleWest acquired the United Kingdom ("U.K.") broadband network operations of CableComms and TeleWest Communications plc (the "TeleWest Merger"). As a result of the TeleWest Merger, based on the number of homes passed and the number of cable and telephony subscribers, TeleWest has become the largest cable television and telephony operator in the U.K. Prior to the TeleWest Merger, Cox owned 50% of CableComms, a partnership with SBC Communications, Inc. Cox received ordinary shares and convertible shares representing approximately 14.65% of the ordinary share capital of TeleWest on a fully diluted basis. As a result of this transaction, Cox recognized a pre-tax net gain of $174.8 million. In 1995, Cox recorded a loss of approximately $26 million for its proportionate share of CableComms' losses. The investment in TeleWest is accounted for using the cost method, as discussed in Note 2 of the Consolidated Financial Statements, under which Cox will not record its proportionate share of TeleWest's results of operations.

 Cable Television Programming

  In October 1995, Cox acquired a 41% interest in the Outdoor Life Network and a 39% interest in the Speedvision Network, two new U.S. programming services. The Outdoor Life Network's programming consists primarily of outdoor recreation, adventure and wildlife themes; the Speedvision Network's programming will consist of a broad variety of material for automobile, boat and airplane enthusiasts.

  In February 1995, Cox acquired a 10% interest in European Channel Management Limited, which delivers BBC World, a 24-hour news channel, and BBC Prime, an entertainment channel, to European subscribers outside the U.K.

RESULTS OF OPERATIONS

 Three Months Ended March 31, 1996 Compared with Pro Forma Three Months Ended March 31, 1995

  The 1995 pro forma results discussed below reflect the Merger and related transactions as if these transactions had occurred on January 1, 1995.

  Revenues for the three months ended March 31, 1996 were $357.5 million, a 14% increase over revenues of $313.1 million for the three months ended March 31, 1995. Basic customers were 3,299,983 at March 31, 1996. Adjusting for the acquisitions and sales of cable television systems during 1995 and 1996, basic customers grew 2.8% over customers at March 31, 1995 and 1% over customers at December 31, 1995. Customer growth slowed during the first quarter of 1996 due in part to a decrease in new home construction.

  Regulated revenues for the first quarter of 1996 grew 10% over the first quarter of 1995 to $238.2 million due to the larger customer base and average rate increases of $1.80 per month per subscriber during the first half of 1995. These rate increases reflected channel additions and the allowable pass-through of inflation adjustments and external costs, primarily programming fee increases. A la carte revenues increased 39% to $12.7 million reflecting continued growth in the a la carte customer base, as additional systems offer the a la carte tier package, and selected price adjustments during the fourth quarter of 1995.

  Premium service revenues for the first quarter of 1996 were $47.6 million, down 1% from the first quarter of 1995 primarily due to a decrease in the average number of premium units during the first half of the first quarter. In February 1996, Cox launched a two-for-one premium channel promotion which boosted growth in premium units to 1,900,279 at March 31, 1996, a 1.7% increase over premium units at March 31, 1995 adjusted for the cable television system sales and acquisitions. Pay-per-view revenues for the first quarter of 1996 increased 50% to $12.9 million primarily due to the Tyson/Bruno boxing event in March 1996 and an increase in pay-per-view movies purchased. Advertising revenues increased 19% in the first quarter of 1996 to $17.3 million reflecting continued gains in national account revenue and new customers such as Sprint.

  Revenues from satellite operations (Cox Satellite Programing and PrimeStar) were $17.6 million for the first quarter of 1996, a 117% increase over revenues of $8.1 million for the same quarter in 1995 due to strong customer growth. PrimeStar customers increased from 23,869 at March 31, 1995 to 76,190 at March 31, 1996 as a result of increased advertising and a retail price restructuring.

  Programming costs were $89.0 million for the first quarter of 1996, an increase of 17% over the same period in 1995 due primarily to the larger customer base for regulated, a la carte and pay-per-view services and additional channels offered on the cable programming services tier. Marketing costs were $10.7 million for the first quarter of 1996, a 22% increase over the first quarter of 1995 primarily as a result of sales programs associated with the premium channel promotion and an increase in advertising. General and administrative expenses for the first quarter of 1996 increased 9% to $70.9 million due to salaries and benefits associated with the larger customer base and the development of new services. Operating income for the first quarter of 1996 was $62.0 million, a 21% increase over operating income of $51.2 million for the first quarter in 1995.

  Interest expense for the first quarter was $34.5 million, a $1.9 million decrease over the first quarter of 1995 due to the capitalization of interest expense on debt incurred to fund Sprint Spectrum. Excluding capitalized interest, interest expense increased due primarily to an increase in fixed rate debt balances. Equity in net losses of affiliated companies was $19.3 million for the first quarter of 1996, a $1.4 million increase over the comparable quarter of the prior year due to the increased losses of Sprint Spectrum which were partially offset by the elimination of losses from CableComms as a result of the TeleWest Merger in October 1995. A gain of $4.6 million was recognized in the first quarter of 1996 as a result of the merger of Telecorp Systems, Inc. ("Telecorp") and Syntellect, Inc. ("Syntellect"), for which Cox received a 8.6% interest in Syntellect in exchange for its 24.5% interest in Telecorp. Net income for the first quarter of 1996 was $7.4 million as compared to net loss of $0.8 million for the first quarter of 1995.

  Operating income before depreciation and amortization ("EBITDA") is a commonly used financial analysis tool for measuring and comparing cable television companies in several areas, such as liquidity, operating performance and leverage. EBITDA for the first quarter of 1996 was $136.3 million, a 14% increase over EBITDA of $119.9 million for the first quarter of 1995. Included in EBITDA is a gain from satellite operations of $2.0 million for the first quarter of 1996 as compared to a loss of $666,000 in the first quarter of 1995. Excluding the satellite operations, cable EBITDA as a percentage of revenues ("EBITDA margin") for the first quarter of 1996 was 39.5% which was consistent with the first quarter of 1995. The 1996 EBITDA margin reflects the loss of additional outlet revenues charged by the former Times Mirror systems as required by the recent settlement with the FCC. The consolidated EBITDA margin for the first quarter of 1996 was 38.1%, a slight decrease from 38.3% for the first quarter of 1995 due to the strong growth of the satellite business which is operating just above the breakeven point. EBITDA should not be considered as an alternative to net income as an indicator of Cox's performance or as an alternative to cash flows as a measure of liquidity.

 Three Months Ended March 31, 1996 Compared with Historical Three Months Ended March 31, 1995

  The historical results discussed below include financial results attributable to Times Mirror from the February 1, 1995 date of acquisition.

  Revenues for the three months ended March 31, 1996 were $357.5 million, a 32% increase over revenues of $271.2 million for the same period in 1995. Operating, selling, general and administrative, and satellite expenses increased 31% to $221.2 million and depreciation and amortization increased 31% to $74.4 million as compared to the first quarter of 1995. Cox reported operating income for the first quarter of 1996 of $62.0 million, a 35% increase over operating income of $45.9 million for the same quarter in 1995. This strong growth was partially attributable to the Merger.

  Interest expense for the first quarter of 1996 was $34.5 million, a $5.9 million increase over the first quarter of 1995 primarily due to the debt assumed in connection with the Merger. Equity in net losses of affiliated companies was $19.3 million, a $1.4 million increase over the prior year due to the increased losses of Sprint Spectrum partially offset by the elimination of losses from SBC CableComms as a result of the TeleWest Merger in October 1995. A gain of $4.6 million was recognized in the first quarter of 1996 as a result of the merger of Telecorp and Syntellect, for which Cox received a 8.6% interest in Syntellect in exchange for its 24.5% interest in Telecorp. Net income of $7.4 million was recorded for the three months ended March 31, 1996 as compared to net income of $1.8 million for the three months ended March 31, 1995.

 Pro Forma 1995 Compared with Pro Forma 1994

  The pro forma results discussed below reflect the Merger and related transactions as if these transactions had occurred on January 1, 1994.

  Revenues for 1995 were $1,328 million, an 8% increase over 1994. Basic customers at December 31, 1995 were 3,248,759, a 3.9% increase over customers at December 31, 1994. Adjusting for the sale of the Bullhead City system, basic customer growth was 4.3% for 1995.

  Regulated revenues grew 9% to $900.9 million due to rate increases and a larger customer base. These average annual rate increases of approximately $1.80 per month per subscriber reflect programming additions and the pass-through allowed by the FCC for inflation adjustments and external costs, primarily programming fee increases. A la carte revenues rose 19% to $39.7 million, reflecting strong growth in the a la carte customer base and selected price adjustments in certain markets.

  Premium service revenues for 1995 were $190.4 million, down 6% from 1994, reflecting the January 1995 launch of The Disney Channel ("TDC") on the CPS tier. TDC was previously offered as a premium service. The introduction of TDC enhances the customer value of the CPS tier and provides a comparable offering to that provided by direct broadcast satellite competitors. Excluding the impact of this change, premium service revenues increased 4% due to unit growth in other premium services. Premium service units at December 31, 1995 were 1,827,068, an 8.0% decrease from premium service units at December 31, 1994, due to the transfer of TDC.

  Pay-per-view revenues grew 14% to $43.9 million in 1995 primarily due to an increase in the number of pay-per-view channels offered, the Tyson/McNeeley boxing event and continued interest in national and regional sporting events. Advertising revenues increased 19% to $73.6 million reflecting continued gains in national account revenue and new customers such as Sprint.

  Revenues from satellite operations (Cox Satellite Programming and PrimeStar) for 1995 were $41.1 million, an 86% increase over revenues of $22.1 million in 1994 due to strong customer growth. PrimeStar customers increased from 17,894 at December 31, 1994 to 56,822 at December 31, 1995 as a result of increased customer awareness and advertising and a May 1995 retail price restructuring.

  Operating, selling, general and administrative and satellite expenses increased 7% to $812.6 million due to costs directly associated with larger basic customer levels and higher programming costs. Additionally, in 1995, Cox recorded severance and related charges of $5.1 million relating to planned 1996 staff reductions resulting from the restructuring and integration of certain accounting and MIS functions. Similar restructuring charges are expected in 1996 for other administrative functions. Efficiencies gained from these restructuring charges are expected to reduce operating costs in the future. Operating income for 1995 was $231.3 million, an increase of 5% from 1994.

  Interest expense decreased $8.8 million due to lower interest rates during 1995. Equity in net losses of affiliated companies increased $25.5 million due to increased losses of TCG, Sprint Spectrum and several start-up ventures. The gain on sale of affiliated companies primarily represents a $174.8 million pre-tax net gain recognized as a result of the TeleWest Merger. Income tax expense reflects significant non-deductible amortization resulting from the Merger. As a result of the factors discussed above, net income increased from a loss of $12.8 million to $101.2 million.

  EBITDA is a commonly used financial analysis tool for measuring and comparing cable television companies in several areas, such as liquidity, operating performance and leverage. EBITDA for 1995 was $510.4 million, an 8% increase over EBITDA of $473.6 million in 1994. The EBITDA margin was 38.4% for 1995 as compared to 38.3% for 1994. Excluding the satellite operations, the cable EBITDA margin was 39.7% for 1995 as compared to 39.1% for 1994. EBITDA should not be considered as an alternative to net income as an indicator of Cox's performance or as an alternative to cash flows as a measure of liquidity.

 Historical 1995 Compared with Historical 1994

  Revenues for 1995 increased 75% as compared with 1994. Operating, selling, general and administrative expenses increased 68% and depreciation and amortization increased 108% as compared to 1994. Operating income for 1995 increased $86.2 million, or 62%. These increases were primarily attributable to the Merger.

  Interest expense for 1995 increased $86.2 million over 1994 due to debt assumed in connection with the Merger. Equity in net losses of affiliated companies increased $35.8 million due to the purchase of an additional 25% interest in CableComms, increased losses in TCG, Sprint Spectrum and losses in several start-up ventures. The gain on sale of affiliated companies primarily represents a $174.8 million pre-tax net gain recognized as a result of the TeleWest Merger. As a result of the factors discussed above, net income increased $77.2 million.

 Historical 1994 Compared with Historical 1993

  Revenues increased 4% over 1993. While basic customers grew 4% to 1,851,726, regulated revenues increased only 1% as growth from higher customer levels was mitigated by the increased impact of FCC rate regulations.

  Premium service revenues grew 3% due to rate increases that more than offset the impact of a slight decrease in premium service units to 1,203,606. Advertising revenues rose 19% to $37.7 million. Pay-per-view revenues increased 8% to $20.2 million due to the launch of new programming in the third quarter of 1993 and an increase in the number of channels available to customers. Revenues from satellite operations increased 45% to $22.1 million due to a 33% growth in customers and increased channel capacity which allowed for additional premium and pay-per-view services.

  Operating, selling, general and administrative and satellite expenses increased 13% due to costs directly associated with larger basic customer levels, higher programming costs and the August 1994 settlement of certain litigation discussed in Note 16 to the Consolidated Financial Statements. Depreciation and amortization increased 11% due to 1993 capital spending and the purchase of cable television systems late in the second quarter of 1993. Operating income declined 22% due to the factors discussed above.

  Equity in net losses of affiliated companies increased $15.7 million primarily due to ownership interests in TCG and several start-up ventures such as CableComms and UK Living. Interest expense rose $33.2 million due to the May 25, 1994 restructuring of CEI's ownership in Cox, whereby CEI assigned $204.7 million of indebtedness to Cox and converted $266.6 million of other amounts due to CEI to interest-bearing notes. See Note 13 to the Consolidated Financial Statements for further discussion of this matter.

  As a result of the factors discussed above, income before the cumulative effect of accounting changes decreased $50.5 million, or 66%. The cumulative effect of accounting changes, as discussed in Note 2 to the Consolidated Financial Statements, increased net income in 1993 by $20.7 million.

LIQUIDITY AND CAPITAL RESOURCES

 Uses of Cash

  As part of Cox's ongoing strategic plan, Cox has invested, and will continue to invest, significant amounts of capital to enhance the reliability and capacity of its broadband cable network in preparation for the offering of new services and to make investments in affiliated companies primarily focused on telephony, programming and communications-related activities.

  During 1995, Cox made capital expenditures of $369.6 million. These expenditures were primarily directed at upgrading and rebuilding its broadband cable network in preparation for the delivery of additional services. Capital expenditures in 1996 are expected to be approximately $400 million for cable operations, $85 million for telephony-related upgrades and $70 million for reception equipment for PrimeStar satellite customers. Capital expenditures to upgrade and improve the cable television systems are expected to continue through 2000, with planned expenditures of between $600 and $650 million for each of 1997 and 1998 and between $300 and $350 million for each of 1999 and 2000. During the three months ended March 31, 1996, Cox made capital expenditures of approximately $109 million.

  In addition to expenditures in existing systems, Cox made strategic acquisitions in its core business. Net cash outlays of $102.9 million for acquisitions in 1995 included $117.2 million paid into escrow for the January 1996 purchase of the cable television system in Newport News, Virginia. Net cash outlays for acquisitions were reduced by $14.3 million received in connection with the Merger. Cox made strategic investments in businesses focused on telephony, programming and communications-related activities. Investments made in 1995 included $341 million to Sprint Spectrum, primarily to fund the purchase of PCS licenses; $77.8 million to fund the operations of CableComms during the first half of 1995; $35.1 million to TCG; and $38 million for PrimeStar and various programming interests.

  Funding requirements in 1996 for investments in affiliated companies are expected to be approximately $148 million for Sprint Spectrum and PhillieCo and $47 million for programming, PrimeStar and other investments. During the three months ended March 31, 1996, Cox funded approximately $44 million for Sprint Spectrum and other telephony ventures and $14 milllion for programming, PrimeStar and other investments.

  The capital requirements for investments in telephony affiliates may vary significantly from the amount stated above and will depend on numerous factors, such as other financing alternatives for Sprint Spectrum and TCG. In addition, many of these affiliates are growing businesses and specific financing requirements will change depending on the evolution of these businesses.

  During 1996, the planned capital expenditures and investment funding of approximately $750 million will be offset by proceeds of approximately $200 million from the sales and trades of existing cable television systems that closed in the first quarter of 1996 and proceeds of approximately $87.3 million from CEI for its share of the PCS license for the Los Angeles-San Diego MTA.

  Cox's current credit facilities contain covenants which, among other provisions, restrict the payment of cash dividends or the repurchase of capital stock if certain requirements are not met as to the ratio of debt to operating cash flow. While the Company met this requirement during 1995, future debt levels may be such that the credit facilities' covenants will prohibit the Company from paying dividends. However, Cox does not intend to pay dividends in the foreseeable future, but to reinvest future earnings, consistent with the Company's business strategy.

 Sources of Cash

  Cox generated $324.9 million in cash from operations in 1995, a 58% increase over cash from operations in 1994 primarily due to the Merger and improved operating results.

  Cash provided by financing activities in 1995 was $576.4 million and included the proceeds from the issuance of debt and equity securities and the initiation of new revolving credit agreements.

  In January 1995, Cox entered into a $1,136 million revolving credit facility. Cox borrowed $750 million under this facility and used the proceeds to repay existing indebtedness. In December 1995, this facility was amended thereby increasing the commitment available for borrowing to $1,200 million and extending the maturity date to December 20, 2000.

  In February 1995, pursuant to the Merger, Cox assumed $1,364 million of debt from Times Mirror under a $1,364 million revolving credit agreement. The outstanding balance was repaid using the net proceeds from the

1995 Debt Offerings (as defined herein). In December 1995, this facility was amended, thereby reducing the commitment available for borrowing to $800 million and extending the maturity date to December 18, 1996, at which time any outstanding borrowings convert to a long-term loan due December 18, 1999.

  In March 1995, Cox recorded debt of $251.9 million for the amount due to the FCC for the broadband PCS license for the Los Angeles-San Diego MTA awarded to Cox under the FCC's pioneer preference program.

  In June 1995, Cox issued $425 million of unsecured 6 3/8% Notes Due 2000, $375 million of unsecured 6 7/8% Notes Due 2005 and $150 million of unsecured 7 5/8% Debentures Due 2025, and in November 1995, Cox issued $200 million of unsecured 6 1/2% Notes Due 2002 and $100 million of unsecured 7 1/4% Debentures Due 2015 (such offerings are referred to collectively as the "1995 Debt Offerings"). Total proceeds to Cox from the 1995 Debt Offerings were $1,203.7 million, net of market discounts, underwriting discounts and commissions and hedging and other issuance costs. These proceeds were used to reduce outstanding borrowings under the revolving credit facilities.

  In June 1995, Cox completed the public issuance of 11,500,000 shares of Class A Common Stock at a price of $18.875 per share. Also in June 1995, Cox issued 8,298,755 shares of Class A Common Stock for $150 million in a private placement to CEI. Total proceeds to Cox were approximately $357 million, net of underwriting discounts and commissions and other issuance costs. The net proceeds from the issuance of stock were used primarily for capital expenditures, investments and other general corporate purposes.

  In April 1996, Cox filed a Form S-3 Registration Statement with the Securities and Exchange Commission under which Cox may from time to time offer and issue debentures, notes, bonds or other evidence of indebtedness for a maximum aggregate amount of $750 million. Cox currently intends to use the net proceeds from the sale of these debt securities for general corporate purposes, which may include additions to working capital, the repayment or redemption of existing indebtedness and the financing of capital expenditures and acquisitions.

  CEI performs day-to-day cash management services for Cox with settlements of balances between Cox and CEI occurring periodically at market interest rates. The outstanding balance at December 31, 1995 primarily relates to the cash paid into escrow on December 31, 1995 for the purchase by Cox of a cable television system in Newport News, Virginia.

  At March 31, 1996, Cox had approximately $2,623 million of outstanding indebtedness, including amounts due to CEI, and had approximately $949 million available under its revolving credit facilities. Cox's Notes and Debentures issued during 1995 are rated Baa2 by Moody's and A- by Standard & Poor's at December 31, 1995.

  Cox expects that the cost of its cable television system upgrades and investment activity will exceed Cox's funds from operations, and therefore additional capital will be necessary. Cox believes it will be able to meet its capital needs with unused amounts available under existing revolving agreements.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

  In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of," which became effective January 1, 1996. This Statement requires that long-lived assets and certain intangibles to be held and used be reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, with any impairment losses being reported in the period in which the recognition criteria are first applied and met. Long-lived assets and certain intangibles to be disposed of are required to be reported at the lower of carrying amount or fair value less cost to sell. There was no financial impact on the Company as a result of the adoption of SFAS No. 121.

  In addition, in October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which became effective January 1, 1996. SFAS No. 123 requires expanded disclosure of stock-based compensation arrangements with employees and encourages but does not require compensation costs to be measured based on the fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply APB Opinion No. 25, which recognizes compensation costs based on the intrinsic value of the equity instrument awarded. Cox will continue to apply APB Opinion No. 25 to its stock-based compensation awards to employees and will disclose the required pro forma effect on annual net income and earnings per share.

RATE REGULATION AND OTHER DEVELOPMENTS

  In 1993 and 1994, the FCC adopted rate regulations required by the 1992 Cable Act, which utilized a benchmark price cap system, or alternatively a cost-of-service regime, for establishing the reasonableness of existing basic and cable programming service rates. The regulations resulted in, among other things, an overall reduction of up to 17% in basic rates and other charges in effect on September 30, 1992, before inflationary and other allowable adjustments, if those rates exceeded the revised per-channel benchmarks established by the FCC and could not otherwise be justified under a cost-of-service showing.

  In September 1995, the FCC authorized a new, alternative method of implementing rate adjustments which will allow cable operators to increase rates for programming annually on the basis of projected increases in external costs rather than on the basis of cost increases incurred in the preceding quarter.

  Many franchising authorities have become certified by the FCC to regulate rates charged by Cox for basic cable service and associated basic cable service equipment. Some local franchising authority decisions have been rendered that were adverse to Cox. In addition, a number of such franchising authorities and customers of Cox filed complaints with the FCC regarding the rates charged for cable programming services.

  In September 1995, Cox and the Cable Services Bureau of the FCC reached a settlement of all outstanding rate complaints covering the Cox and the former Times Mirror cable television systems. In December 1995, the FCC approved the settlement which, among other things, provided for $7,120,000 plus interest in refunds to one million customers in January 1996, and the removal of additional outlet charges for regulated services from all of the former Times Mirror cable television systems, which accounts for a majority of the refund amounts. The settlement also stated that Cox's CPS tier rates as of June 30, 1995 were not unreasonable. At December 31, 1995, refunds under the settlement were fully provided for in Cox's financial statements.

  On February 1, 1996, Congress passed the the 1996 Act which was signed into law by the President on February 8, 1996. The 1996 Act is intended to promote substantial competition in the delivery of video and other services by LECs and other service providers, and permits cable television operators to provide telephone services.

  Among other provisions, the 1996 Act deregulates the CPS tier of large cable operators on March 31, 1999 and, upon enactment, the CPS rates of small cable operators where a small cable operator serves 50,000 or fewer subscribers, revises the procedures for filing a CPS complaint, and adds a new effective competition test.

  The 1996 Act establishes local exchange competition as a national policy by preempting laws that prohibit competition in the telephone local exchange and by establishing uniform requirements and standards for entry, competitive carrier interconnection and unbundling of LEC monopoly services. Both the FCC and state commissions have substantial new responsibilities to promote the 1996 Act's competition policy. Depending on the degree and form of regulatory flexibility afforded the LECs as part of the 1996 Act's implementation, Cox's ability to offer competitive telephony services may be adversely affected.

  The 1996 Act repeals the cable television/telephone cross-ownership ban and allows LECs and other common carriers, as well as cable television systems providing local exchange service, to provide video programming services as either cable television system operators or as OVS operators within their service areas upon certification from the FCC and pursuant to regulations which the FCC is required to adopt. The 1996 Act exempts OVS operators from many of the regulatory obligations that currently apply to cable operators such as rate regulation and franchise fees, although other requirements are still applicable. OVS operators, although not subject to franchise fees as defined by the 1992 Cable Act, may be subject to fees charged by local franchising authorities or other governmental entities in lieu of franchise fees.

                                   BUSINESS

  Cox is the fifth largest operator of cable television systems in the United States and is a fully integrated, diversified media and broadband communications company with operations and investments in three related areas:
(i) U.S. broadband networks; (ii) United Kingdom broadband networks; and (iii) cable television programming.

  Cox was incorporated in Delaware on May 19, 1994 under the name "Cox Cable Communications, Inc.," and, on November 21, 1994, changed its name to "Cox Communications, Inc." Prior to Cox's incorporation, Cox's operations and investments were a division of Cox Holdings, Inc., a wholly owned subsidiary of CEI. These operations and investments were contributed by CEI to Cox on May 25, 1994. CEI, a privately-held corporation headquartered in Atlanta, Georgia, is one of the largest media companies in the United States with consolidated revenues in 1995 of $3.8 billion. CEI, which has a 96-year history in the media and communications industry, publishes 18 daily newspapers and owns and operates 17 radio and 6 television stations in addition to its interest in Cox. Through Manheim Auctions, CEI is also the world's largest operator of auto auctions.

  Cox's business strategy is to capitalize on its highly clustered cable television systems, its industry leading position in upgrading the technological capabilities of its broadband networks and its commitment to customer service, to continue as the preeminent multichannel video provider in its markets and to facilitate the development and implementation of new services for its customers. The Company believes that an integrated package of existing multichannel video and new services, such as enhanced video services, Internet access, high speed data and telephony services, including PCS, will enhance Cox's ability to acquire and retain customers while increasing revenue per customer.

  In addition, Cox has sought to utilize its expertise and position as one of the nation's premier cable television companies to invest in programming, telecommunications and technology companies which are complementary to Cox's cable television business. Cox believes that these investments have contributed substantially to the growth of its core broadband communications business and that its leadership position in broadband communications has facilitated the growth of these investments. Cox seeks to utilize insights gained from the integrated operations of its cable television systems and related programming, telecommunications and technology investments to continue its leadership in the broadband communications industry by anticipating and capitalizing upon long-term industry trends.

U.S. BROADBAND NETWORKS

  Cox's strategy for its U.S. broadband network is to capitalize on the strength of its cable television business to provide customers with an integrated package of existing multichannel video and new services including enhanced video services, Internet access, high speed data and telephony services, including PCS. The Company believes that the long-term competitive advantages of clustering, its aggressive investment in the technological capabilities of its broadband network and its commitment to customer service will enhance Cox's ability to acquire and retain customers while increasing revenues per customer in a competitive environment.

  CLUSTERING. As an integral part of its broadband communications strategy, Cox has consistently sought the advantages and efficiencies of operating large cable television clusters in areas with attractive demographics. As of March 31, 1996, 50% of Cox's customers were served by Cox's five largest clusters, which average approximately 310,000 customers. Furthermore, Cox's 31 regional clusters have an average of approximately 100,000 customers. Communities served by Cox's systems have an average household income of approximately $40,000, versus the national average of $33,500. Large cable television clusters enable Cox to benefit from economies of scale through reduced marketing and personnel costs and lower capital expenditures, particularly in systems where cable television service can be delivered through a central headend reception facility. Large clusters allow Cox to place more experienced management teams at the system level who are better equipped to handle the changing environment of the cable television industry created by new regulations and increased competition. Large regional clusters are attractive to advertisers in that they maximize the scope and effectivness of advertising expenditures. The speed and cost effectiveness of deploying new products and services are also greatly enhanced in large operating clusters. Cox will consider making strategic acquisitions of contiguous cable television systems to create large clusters and may also exchange cable television systems with other cable operators to increase the size of its existing clusters and dispose of cable operations in non-strategic regions.

  To further enhance cable television system clustering, Cox has agreed to exchange certain cable television systems with each of TCI, Time Warner and Continental. In addition, in April 1996, Cox exchanged its Williamsport, Pennsylvania cable television system serving approximately 24,500 customers for $13 million and Susquehanna Cable Company's East Providence, Rhode Island cable television system serving approximately 15,500 customers. (the "Susquehanna Exchange").

  In April 1996, Cox and Continental signed a letter of intent for Cox to trade certain cable television systems in western Massachusetts serving approximately 47,700 customers for Continental's cable television systems in James City and York County, Virginia and Pawtucket, Rhode Island serving approximately 48,500 customers. Cox anticipates the Continental Exchange will be consummated during the fourth quarter of 1996.

  In March 1996, Cox and Time Warner signed a letter of intent for Cox to trade its Myrtle Beach, South Carolina cable television system serving approximately 37,600 customers for Time Warner's Hampton and Williamsburg, Virginia cable television systems serving approximately 45,300 customers. The transaction also includes a Texas cable television system serving approximately 7,000 customers to be purchased by Cox and then immediately traded to Time Warner.

  In September 1995, Cox agreed in principle with TCI to exchange certain cable television systems to increase the size of Cox's existing Hampton Roads, Phoenix, New Orleans, Rhode Island and Omaha clusters and to dispose of several cable television systems in non-strategic regions.

  The Continental Exchange, Time Warner Exchange, TCI Exchange and Susquehanna Exchange are expected to enhance Cox's clustering strategy by increasing the size of each of Cox's existing Hampton Roads, Phoenix, New Orleans, Rhode Island and Omaha clusters. Through the TCI Exchange, the size of Cox's metropolitan Phoenix system is expected to increase by approximately 13% to over 491,000 customers; its metropolitan New Orleans system is expected to increase by approximately 7% to over 265,000 customers; and its Omaha cluster is expected to increase by approximately 51% to over 151,000. Through the Continental Exchange, Time Warner Exchange and the TCI Exchange, the size of Cox's Hampton Roads cluster is expected to increase by approximately 45% to approximately 379,000 customers. Through the Susquehanna Exchange, Continental Exchange and the TCI Exchange, the size of Cox's Rhode Island cluster is expected to more than double to approximately 300,000 customers.

  TECHNOLOGY AND CAPITAL IMPROVEMENTS. Cox emphasizes high technical standards for its cable television clusters. Cox continues to deploy fiber optic cable and to upgrade the technical quality of its broadband cable network to increase significantly its channel capacity for the delivery of additional programming and to facilitate the delivery of additional services such as enhanced video services, Internet access, high speed data and telephony services, including PCS. Cox's aggressive investment in the upgrade of its broadband network will allow it to offer these new services to its current customer base quickly. Cox anticipates that these additional services will increase the revenues, in particular, unregulated revenues, and cash flow of its broadband networks. For example, by providing telephony services such as local and long distance, Cox will access some portion of a market that generated in excess of $170 billion of revenues in the U.S. in 1995, which is approximately five times larger than the 1995 cable television market.

  Cox strives to maintain the highest technological standards in the industry and has aggressively upgraded its broadband network. Cox's U.S. cable television systems primarily have bandwidth capacities ranging from 400 MHz to 750 MHz, which permit a cable television system to carry from 54 to 112 analog channels, respectively. At the end of 1995, approximately 90% of Cox's network had at least 54-channel capacity with addressable technology serving 100% of its cable television subscribers. Cox anticipates that approximately 90% of its customers will be served by broadband networks with at least 78 analog channels of capacity by the end of 1998. Cox believes that cable television system upgrades will enable it to provide customers with greater programming diversity, better picture quality, improved reliability, enhanced customer service and alternative communications delivery systems made possible by the introduction of fiber optic technology and by the development of digital compression. Cox will also begin to deploy digital converter boxes as they become commercially available. Cox expects that digital compression will enable it to increase the channel capacity of its U.S. cable television systems to more than 100 channels.

  In addition to increasing channel capacity, Cox's aggressive investment in technology has improved the reliability of its service. Cox's broadband networks had a 99.986% reliability rate in 1995, as measured by average customer minutes of outage per year, which is comparable to the BellCore standard of 99.989%, utilized by the RBOCs. In 1994, Cox developed a new fiber optic network design, designated by Cox as "ring-in-ring" architecture, which utilizes an innovative design concept. The ring-in-ring architecture provides significant improvements over existing non-ring network architecture in capability, flexibility and reliability. Such a level of reliability creates an opportunity to provide communications services such as residential telephony competitively. The cost of a ring-in-ring network with these superior qualities compares favorably with existing star network architectures. Cox expects the reliability of its broadband networks to exceed the BellCore standard once Cox's ring-in-ring architecture has been fully deployed.

  All of Cox's customers are served by cable television systems that utilize addressable technology and approximately 36% of Cox's customers have addressable converters. Addressable technology enables Cox to control electronically the services to be delivered to each customer. As a result, Cox can upgrade, downgrade or disconnect services to a customer immediately, without the delay or expense associated with dispatching a technician to the home. Addressable technology also reduces pay service theft, is an effective enforcement tool in collecting delinquent payments and allows Cox to offer pay-per-view services. Pay-per-view programming generally consists of recently released movies and special events. Customers with addressable converters in their homes can request individual movies and events, such as boxing matches and concerts.

  CUSTOMER AND COMMUNITY SERVICE. Strong customer service is a key element of Cox's long-term business strategy to develop and implement new services for its customers. Cox has always been committed to customer service and has been recognized by several industry groups as a leader in providing quality customer service. Cox systems (including two former Times Mirror locations) have won the "Customer is Key Award" nine times, more than all other cable television companies combined. The Award is presented by CTAM for outstanding customer service in the cable television industry. Cox anticipates that its high level of customer satisfaction will help it compete more effectively in the delivery of new services such as enhanced video services, Internet access, high speed data and telephony services, including PCS, to its customers. Cox places special emphasis on training its customer contact employees and has developed customer service standards and programs that exceed national customer service standards developed by the NCTA and the FCC. Cox also has sought to meet the needs of its customers by deploying, in many of its U.S. cable television systems, user-friendly technology such as automatic response units ("ARUs"), automatic number identification ("ANI") telephone equipment and "impulse" pay-per-view capability, all of which provide added convenience to customers. The use of these technologies facilitates the processing of customer inquiries and service orders and aids in the marketing of existing and new services. A key element of Cox's community service is enhancing education through the use of cable technology and programming. In addition to other technology and education initiatives, Cox has established a model technology school in Chula Vista, California, where it is testing future services, such as interactive fiber optic links to local colleges, to determine their value in the classroom.

  ALTERNATIVE REVENUE SOURCES. Implementation of Cox's business strategy will allow the Company to develop revenue sources ancillary to its core cable television business. Cox believes that its position as an industry leader in the deployment of advanced broadband networks, clustering and commitment to customer service will allow Cox to offer new services quickly across a large portion of its customer base. In recent years, Cox has begun to generate revenues from additional sources including advertising, pay-per-view and home shopping services. These services, as well as future services such as enhanced video services, Internet access, high speed data and telephony services, including PCS, will provide additional revenue opportunities.

  Cox derives revenues from the sale of advertising time on advertising supported satellite-delivered networks such as ESPN, MTV and CNN. Currently, Cox inserts advertising on an average of approximately 15 channels in each of its cable television systems. Cable television advertising is often more effective and less expensive for local companies than alternative local advertising sources and, therefore, Cox expects continued strong growth of this revenue source. In addition, Cox has entered the market for national and regional cable television advertising sales through its investment in National Cable Communications, L.P. ("NCC"), a partnership which represents cable television companies to advertisers. See "--Cable Television Programming-- National Cable Communications, L.P." NCC is the largest representation firm in spot cable advertising sales.

  Cox believes that the growing number of addressable homes, the addition of channels offering pay-per-view movies and events (such as boxing matches and concerts), and its increasing pay-per-view marketing expertise will lead to increases in Cox's pay-per-view revenue stream. In addition, Cox is continuing its efforts to increase the performance of the pay-per-view sector through the use of automated phone ordering procedures and preview channels. With future impulse ordering technology, Cox hopes to further the growth of pay-per-view services. Another revenue source with potential for growth is affiliation with home shopping services, such as QVC and Home Shopping Network, which offer merchandise for sale to customers and compensate cable television systems with a percentage of the sales receipts from such services.

  Cox intends to use its advanced broadband network to provide interactive services. Cox is testing a new service in its Phoenix system that provides high speed data services, including access to the Internet, to customers over its broadband network. See "--Cable Television Business--Major Clusters-- Phoenix." Cable television's broadband network is expected to provide customers with much faster access to data services than existing commercially available networks.

  TELEPHONY. Cox believes that its highly clustered systems, its investment in the technological capability of its broadband network and its commitment to customer service will allow it to become a leading provider of telephony services to its customers. Cable television networks have improved significantly in the past five years with the advent of low-cost broadband fiber optic technology, which has provided the level of performance and reliability necessary to compete in the evolving telecommunications market. Cox was the first cable television company to invest in TCG, the first and largest competitive local exchange carrier in the U.S. See " -- Telephony Business -- Teleport Communications Group Inc. and TCG Partners." Combining TCG's resources with cable's local broadband networks allows for low-cost, rapid expansion in this communications segment. As TCG's growth strategy shifted to affiliation with the cable television industry as a means to expand local market presence, a core group of leading cable television companies acquired interests in TCG. TCI, Comcast and Continental joined Cox as owners of TCG. Cox also intends to upgrade its broadband network infrastructure to provide residential wireline telephone services in selected markets.

  Cox also believes that wireless communications will be an important service to deliver to customers. Cox has focused on the commercial applications of personal wireless services, known as PCS. For its innovative efforts in developing cable-based PCS, Cox was awarded a pioneer preference license for the Los Angeles-San Diego MTA, an area with a population of more than 19.6 million. See "--Telephony Business--PCS License for the Los Angeles-San Diego MTA." Cox believes that the use of the cable television distribution network and new digital wireless technologies will continue to position the cable industry as a viable competitor for LEC services, as well as in the market for high-use, low-cost wireless service with full mobility features.

  To enhance Cox's entry into this new communications market, Cox joined TCI, Comcast and Sprint to create a joint venture referred to as "Sprint Spectrum," with the goal of gaining a significant share of the wireless communications market. The partners propose to develop an integrated, nationally-deployed service delivery platform and to create a national wireless voice and data service, which the partners will promote using the "Sprint" brand name and cross-promote with cable services and products branded by Cox, TCI and Comcast in their respective cable television systems.

CABLE TELEVISION BUSINESS

  Cox's domestic cable television operations represent the core element of its integrated broadband communications strategy. Cox owns and operates cable television systems organized into 31 locally managed clusters in 20 states. As of March 31, 1996, these clusters passed approximately 5.1 million homes and provided service to approximately 3.3 million customers. The foregoing excludes approximately 80,400 customers represented by Cox's 50% ownership interest in a joint venture with Time Warner Entertainment Company, L.P., which owns two additional cable television systems in Fort Walton Beach, Florida and Staten Island, New York (the "TWC Systems"), which, as of March 31, 1996, passed approximately 232,000 homes and provided service to approximately 161,000 customers. Cox's U.S. cable television systems are diversified geographically and are not dependent on the economic viability of any one particular region.

  Cox's U.S. cable television systems offer customers packages of basic and premium cable programming services consisting of television signals available off-air, a limited number of television signals from so-called "super stations," numerous satellite-delivered non-broadcast channels (such as Cable News Network, MTV: Music Television, USA Network, Entertainment and Sports Programming Network ("ESPN"), Arts and Entertainment Channel, The Discovery Channel, The Learning Channel, Turner Network Television and Nickelodeon), displays of information featuring news, weather, stock and financial market reports and public, governmental and educational access channels. In some systems, these satellite-delivered non-broadcast services are offered at a per channel charge or are packaged together to form a tier of services offered at a discount from the combined per channel rate. Cox's cable television systems also provide premium television services to their customers for an extra monthly charge. Such services (including Home Box Office ("HBO"), Showtime, Cinemax and regional sports networks) are satellite-delivered channels that consist principally of feature motion pictures presented without commercial interruption, sports events, concerts and other entertainment programming. Customers generally pay initial connection charges and fixed monthly fees for cable programming and premium television services, which constitute the principal sources of revenues to Cox.

  OPERATING DATA. The following table sets forth the growth of Cox's cable television systems by summarizing the number of homes passed by cable, basic customers, premium service units, penetration levels and average monthly revenue per basic customer for each year of the five-year period ended December 31 and for the three-month period ended March 31, 1996:


                                                           DECEMBER 31
                          MARCH 31,   ----------------------------------------------------------
                             1996        1995        1994        1993        1992        1991
                          ----------  ----------  ----------  ----------  ----------  ----------
Homes passed(a).........   5,067,353   5,005,858   2,878,857   2,838,197   2,745,491   2,718,411
Basic customers(b)......   3,299,983   3,248,759   1,851,726   1,784,337   1,722,007   1,677,769
Basic penetration(c)....        65.1%       64.9%       64.3%       62.9%       62.7%       61.7%
Premium service
 units(d)...............   1,900,279   1,827,068   1,203,606   1,205,587   1,249,673   1,264,380
Premium penetration(e)..        57.6%       56.2%       65.0%       67.6%       72.6%       75.4%
Average monthly revenues
 per basic
 customer(f)(g).........  $    36.39  $    34.72  $    33.75  $    33.65  $    31.97  $    30.51

- --------
(a) A home is deemed to be "passed" if it can be connected to the distribution system without any further extension of the distribution plant.
(b) A home with one or more television sets connected to a cable television system is counted as one basic service customer. Cox reports bulk accounts (such as motels or apartments) on a "customer equivalent" basis according to the number of customer accounts billed on a monthly basis.
(c) Basic customers as a percentage of homes passed by cable.
(d) Premium service units include single or multi-channel services offered for a monthly fee per service.
(e) Premium service units as a percentage of basic customers. A basic service customer may purchase more than one premium service, each of which is counted as a separate premium service unit.
(f) Average for each period presented.
(g) Includes revenues associated with competitive access and PrimeStar operations.

  The following table is a summary of certain operating data as of March 31, 1996 for Cox's U.S. cable television clusters:

                               HOMES                          PREMIUM
                              PASSED     BASIC      BASIC     SERVICE    PREMIUM
                             BY CABLE  CUSTOMERS PENETRATION   UNITS   PENETRATION
                             --------- --------- ----------- --------- -----------
   REGION
   ------
   MID-ATLANTIC
   Hampton Roads, VA(a)....    407,282   260,397    63.9%      180,190     69.2%
   Roanoke, VA.............     77,218    56,003    72.5        34,661     61.9
   Myrtle Beach, SC(b).....     52,974    41,528    78.4        19,554     47.1
   Williamsport, PA(c).....     29,630    24,209    81.7         9,796     40.5
                             --------- ---------             ---------
    Total..................    567,104   382,137    67.4       244,201     63.9
                             --------- ---------             ---------
   NEW ENGLAND
   Hartford/Meriden, CT....    126,859   100,756    79.4        37,088     36.8
   Rhode Island(d).........    213,400   139,916    65.6        94,259     67.4
   Amherst/Palmer/Weymouth,
    MA(e)..................     63,996    47,653    74.5        27,333     57.4
                             --------- ---------             ---------
    Total..................    404,255   288,325    71.3       158,680     55.0
                             --------- ---------             ---------
   GREAT PLAINS
   Quad Cities/Cedar
    Rapids, IL-IA(f).......    162,063   111,472    68.8        54,443     48.8
   Saginaw, MI(f)..........     54,410    36,148    66.4        20,948     58.0
   Springfield, IL(f)......     70,712    48,906    69.2        25,738     52.6
   Lafayette, IN...........     47,171    37,260    79.0        18,273     49.0
   Omaha, NE(g)............    159,557    99,730    62.5        73,830     74.0
                             --------- ---------             ---------
    Total..................    493,913   333,516    67.5       193,232     57.9
                             --------- ---------             ---------
   OHIO VALLEY
   Cleveland, OH...........     98,562    68,902    69.9        39,797     57.8
   Defiance, OH(h).........     32,420    22,893    70.6         8,319     36.3
   Newark, OH..............     60,994    46,020    75.5        25,119     54.6
   Washington, PA(f).......     47,767    36,270    75.9        18,494     51.0
   Coshocton, OH...........     47,077    38,415    81.6        18,594     48.4
   Ashland, OH(h)..........     74,854    55,853    74.6        25,387     45.5
                             --------- ---------             ---------
    Total..................    361,674   268,353    74.2       135,710     50.6
                             --------- ---------             ---------
   NORTHWEST
   Spokane, WA(f)..........    131,239    91,113    69.4        48,646     53.4
   Humboldt, CA............     43,051    31,503    73.2        14,203     45.1
                             --------- ---------             ---------
    Total..................    174,290   122,616    70.4        62,849     51.3
                             --------- ---------             ---------
   SOUTHEAST
   Gainesville/Ocala, FL...    112,226    84,868    75.6        38,483     45.3
   New Orleans, LA(i)......    427,609   249,021    58.2       215,219     86.4
   Middle Georgia..........    105,353    72,224    68.6        33,943     47.0
   Pensacola, FL...........    111,585    77,827    69.7        50,862     65.4
                             --------- ---------             ---------
    Total..................    756,773   483,940    63.9       338,507     69.9
                             --------- ---------             ---------
   SOUTHERN CALIFORNIA
   Bakersfield, CA.........     44,921    23,708    52.8        13,327     56.2
   San Diego, CA...........    684,582   466,872    68.2       219,315     47.0
   Santa Barbara, CA.......     82,204    65,195    79.3        20,216     31.0
   Orange County/Palos
    Verdes, CA.............    322,401   241,654    75.0       138,896     57.5
                             --------- ---------             ---------
    Total..................  1,134,108   797,429    70.3       391,754     49.1
                             --------- ---------             ---------
   SOUTHWEST
   Lubbock/Midland, TX.....    129,960    75,986    58.5        46,331     61.0
   Oklahoma City, OK.......    202,652   113,168    55.8        78,687     69.5
   Arizona(j)..............    842,624   434,513    51.6       250,328     57.6
                             --------- ---------             ---------
    Total..................  1,175,236   623,667    53.1       375,346     60.2
                             --------- ---------             ---------
     Total Wholly-Owned
      Clusters.............  5,067,353 3,299,983    65.1%    1,900,279     57.6%
                             ========= =========             =========
   Emerald Coast, FL(k)....     39,248    32,948    83.9%       14,971     45.4%
   Staten Island, NY(k)....     76,732    47,453    61.8        58,751    123.8
                             --------- ---------             ---------
     Total Partially-Owned
      Clusters(k)..........    115,980    80,401    69.3%       73,722     91.7%
                             ========= =========             =========

- --------
(a) Does not include Cox's anticipated acquisitions of certain cable television systems serving approximately (i) 44,400 customers in Hampton Roads, Virginia in the TCI Exchange, (ii) 45,300 customers in Hampton and Williamsburg, Virginia in the Time Warner Exchange and (iii) 30,000 customers in James City and York County, Virginia in the Continental Exchange. Cox anticipates that the TCI Exchange, Time Warner Exchange and Continental Exchange will be consummated during the fourth quarter of 1996.
(b) Does not reflect the divestiture of this system, which serves substantially all of Cox's customers in this cluster, in the Time Warner Exchange.
(c) Does not reflect the April 1996 divestiture of this system in an exchange for a cable television system in East Providence, Rhode Island.

(d) Does not reflect the April 1996 acquisition of a cable television system serving approximately 15,500 customers in East Providence, Rhode Island in an exchange for Cox's cable television system in Williamsport, PA. Also does not include Cox's anticipated acquisitions of certain cable television systems serving approximately (i) 126,900 customers in Providence, Rhode Island in the TCI Exchange and (ii) 18,500 customers in Pawtucket, Rhode Island in the Continental Exchange.
(e) Does not reflect the divestiture of this system, which serves substantially all of Cox's customers in this cluster, in the Continental Exchange.
(f) Does not reflect the divestiture of the systems in the TCI Exchange which serve substantially all of Cox's customers in this cluster.
(g) Does not include Cox's anticipated acquisition of certain cable television systems serving approximately 51,300 customers in suburban Omaha in the TCI Exchange.
(h) Does not reflect the April 1996 sale of this system.
(i) Does not include Cox's anticipated acquisition of certain cable television systems serving approximately 16,900 customers in St. Bernard, Louisiana in the TCI Exchange.
(j) Reflects Cox's sale on September 1, 1995 of its cable television system serving approximately 13,000 customers in Bullhead City and parts of Mohave County, Arizona. Does not include Cox's anticipated acquisition of certain cable television systems serving approximately 56,500 customers in Scottsdale, Arizona in the TCI Exchange.
(k) Represents Cox's 50% proportionate share of these partially-owned clusters.

  MAJOR CLUSTERS. A description of the operations of Cox's most significant U.S. cable television clusters is set forth below.

  San Diego. The San Diego cluster is Cox's largest U.S. cable television cluster and serves approximately 467,000 customers in 17 franchises including the City and County of San Diego. The San Diego cluster utilizes a hybrid fiber/coax signal distribution topology consisting of over 5,000 miles of outside plant. Channel capacity in the network is established in three tiers with 25% of the network carrying 62 channels, another 38% carrying 77 channels, and 37% able to carry 110 channels. An ongoing network upgrade will create a minimum channel capacity of 77 by year end 1996. Also, at that time, the network will be 100% configured to carry two-way voice, video and Internet access services. When completed, the improved network will meet the reliability standards established by BellCore for "lifeline" services such as "911" telephony. This will be accomplished through the use of diverse fiber routing, enhanced network powering and distributed signal processing facilities. Utilizing cable micro-cell integration technology developed by Cox, the nation's first PCS telephone call utilizing cable television facilities was placed over Cox's San Diego cluster in 1992.

  Phoenix. The metropolitan Phoenix system is the fifth largest free-standing cable television system in the U.S. in terms of homes passed and plant miles. Cox's Phoenix system serves approximately 435,000 basic customers in 15 franchises with over 7,600 miles of cable plant. The Phoenix signal distribution platform is configured as a hybrid fiber/coax network. At present, the coaxial plant channel capacity is segregated geographically and ranges from 42 channels to 110 channels. An ongoing system upgrade project will realize full 110-channel capability by 1999. A complementary program to install redundant fiber in the network will provide the reliability essential to enable the system to offer a wide range of video, voice and data services.

  The Phoenix metropolitan area has experienced tremendous growth over the last several years. During 1995, the Phoenix system gained over 31,000 basic customers or approximately 8% annual growth rate. The Phoenix system is expected to gain an additional 56,500 customers in the TCI Exchange, bringing total customers to over 491,000 on a pro forma basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations --
 Recent Acquisitions, Dispositions and Investments." Of 319 metropolitan areas, as analyzed by the Economic Outlook Center at Arizona State University, Phoenix ranked second in income growth (43%), third in population growth (24%) and third in new jobs (29%) to the year 2000. Cox expects the strong demographic trend in Phoenix to continue.

  During 1994, the system entered into a local partnership with TCG to offer competitive access service to local businesses. Plans are also underway to launch "EC Net," an interactive gateway to the Internet via the cable network.

  New Orleans. The New Orleans cable television cluster serves over 249,000 customers in nine franchised communities of the New Orleans, Louisiana metropolitan area. Approximately 58% of the customer base of this cluster is served by 450 MHz (60-channel capacity) fiber/coax hybrid plant, with the remaining 42% served by 400 MHz (54-channel capacity) fiber/coax hybrid plant. The cluster has begun a bandwidth upgrade which will increase the plant capacity to 550/750 MHz. Addressable converters are deployed to 65% of the customer base, and such customers have access to six pay-per-view services. This cable television cluster enjoys one of the highest (88%) premium service penetration rates and generates one of the highest revenues per customer rates of Cox's U.S. cable television clusters. In addition, it is expected that the New Orleans cluster will gain an additional 16,900 customers in the TCI Exchange. This cluster has recently established a "Cox Fibernet" facility which provides alternative access telephony services to businesses in the New Orleans metropolitan area.

  Hampton Roads. The Hampton Roads cable television cluster covers a large contiguous area of coastal Virginia and the northern coast of North Carolina. Consisting of eight franchises, this cluster serves over 208,000 customers in the cities of Norfolk, Portsmouth and Virginia Beach, large military complexes and the surrounding communities. The cluster increased to approximately 259,000 customers with the acquisition of a Newport News cable television system on January 1, 1996. Substantially all of this cluster's customers are served by a fiber/coax network of at least 78-channel capacity. The Hampton Roads cluster's addressable converter penetration is 49%, which enables the delivery of premium a la carte, tier and pay-per-view services to these customers. Recently, this cluster announced a technology trial with Northern Telecom to deliver integrated telephony, data, video and energy management applications over its hybrid fiber/coax network. This trial is expected to be completed in six to twelve months.

  In addition, the Hampton Roads cluster is expected to gain over 30,000 customers in the Continental Exchange, 45,300 customers in the Time Warner Exchange and over 44,000 customers in the TCI Exchange. See "Management's Discussion and Analysis of Financial Condition and Results of Operations --
 Recent Acquisitions, Dispositions and Investments."

  TWC Cable Partners. In August 1992, Cox and Time Warner Entertainment Company, L.P. formed a joint venture, TWC Cable Partners, to operate cable television clusters in Staten Island, New York, and Fort Walton Beach, Florida, which, as of March 31, 1996, had approximately 95,000 customers and 66,000 customers, respectively. In 1995, TWC Cable Partners had revenues of $69.1 million. Cox holds a 50% interest in TWC Cable Partners. Cox currently manages the cable television cluster in Fort Walton Beach and Time Warner Entertainment Company, L.P. manages the cable television cluster in Staten Island. At December 31, 1995, TWC Cable Partners had outstanding debt of $53 million.

  FRANCHISES. Cable television systems are constructed and operated under non-exclusive franchises granted by local governmental authorities. These franchises typically contain many conditions, such as time limitations on commencement and completion of system construction, service standards, including number of channels, types of programming and the provision of free service to schools and certain other public institutions, and the maintenance of insurance and indemnity bonds. The provisions of local franchises are subject to federal regulation under the 1984 Cable Act, as amended by the 1992 Cable Act and the 1996 Act.

  Cox currently holds 343 franchises. These franchises provide for the payment of fees to the issuing authority. The 1984 Cable Act prohibits franchising authorities from imposing annual franchise fees in excess of 5% of gross revenues and also permits the cable television system operator to seek renegotiation and modification of franchise requirements if warranted by changed circumstances. For each of 1995, 1994 and 1993, franchise fee payments made by Cox averaged approximately 4% of gross revenues.

  Cox has never had a franchise revoked. The 1984 Cable Act provides for an orderly franchise renewal process, and it establishes comprehensive renewal procedures which require that an incumbent franchisee's renewal application be assessed on its own merit and not as part of a comparative process with competing applications. A franchising authority may not unreasonably withhold the renewal of a franchise. If a franchise renewal is denied and the system is acquired by the franchise authority or a third party, then the franchise authority must pay the operator the "fair market value" for the system covered by the franchise, but with no value allocated to the franchise itself. Cox believes that it has satisfactory relationships with its franchising communities.

  CUSTOMER RATES AND SERVICES. Cox offers its customers multiple channels of off-air and satellite-delivered television programming, consisting primarily of video entertainment, sports and news, as well as informational services and locally originated programming. Cox's revenues are derived principally from monthly subscription fees. Subscriber rates vary from market to market and according to the types of services selected.

  As of December 31, 1995, Cox's monthly rates for residential customers averaged $11.15 for basic service and $24.33 for combined basic and expanded basic cable programming service. From time to time, Cox offers as part of its marketing tests different rate and service structures. For example, in its Omaha system, as such a marketing test, Cox is offering basic service for no charge and expanded basic service at an increased rate equal to the sum of the rates previously charged for basic service and expanded basic service. A one-time installation fee, which Cox may wholly or partially waive during a promotional period, is usually charged to new customers. Cox generally charges for converters, descrambling and remote control tuning devices. Customers are usually free to discontinue service at any time without an additional charge but may be charged a reconnection fee to resume service.

  Commercial customers, such as hotels, motels and hospitals, are charged a negotiated, non-recurring fee for installation of service and monthly fees based upon a standard discounting procedure. Most multi-unit dwellings are offered a negotiated bulk rate in exchange for single-point billing and basic service to all units.

  PROGRAMMING SUPPLIERS. Cox has various contracts to obtain basic and premium programming from program suppliers whose compensation is typically based on a fixed fee per customer or a percentage of Cox's gross receipts for the particular service. Some program suppliers provide volume discount pricing structures or offer marketing support to Cox. Cox's programming contracts are generally for a fixed period of time and are subject to negotiation upon renewal. Cox's programming costs have increased in recent years and are expected to continue to increase due to additional programming being provided to Cox's customers, increased costs to produce or purchase programming, inflationary increases and other factors. Increases in the cost of programming services have been offset in part by additional volume discounts as a result of the growth of Cox and its success in selling such services to its customers. Effective in May 1994, the FCC's rate regulations under the 1992 Cable Act permit operators to pass through to customers increases in programming costs in excess of the inflation rate. Cox believes that it will continue to have access to programming services at reasonable cost levels.

TELEPHONY BUSINESS

  Cox seeks to develop and introduce new services which capitalize on the capabilities of its existing broadband platform. Accordingly, business and residential telephony services are a developing part of Cox's business strategy. Cox has made commitments to both wireline and wireless telephony through TCG and partnerships with Sprint, TCI and Comcast. Cox currently owns 30.06% of TCG, the first and largest competitive local exchange carrier in the U.S. Cox also owns 15% of Sprint Spectrum, owns 17.6% of PhillieCo (see " --
 PhillieCo, L.P. and Omaha PCS License") and will hold 40% of PioneerCo (See
" -- PCS License for the Los Angeles-San Diego MTA").

  Telecommunications Initiatives. Sprint Spectrum is the exclusive vehicle for the partners' investment in specified wireless communications activities. Sprint Spectrum will engage in the business of providing wireless communications services, primarily PCS, through the creation and operation of a seamless, integrated nationwide wireless communications network. Sprint Spectrum will cross-promote wireless communications products and services using the "Sprint" brand name in conjunction with traditional and new cable services. Sprint Spectrum expects to market to consumers competitively-priced, customized packages consisting of cable television services provided by its cable partners, wireless local telephone and data services provided by Sprint Spectrum and long distance services provided by Sprint. Cox also intends to upgrade its broadband network infrastructure to provide residential wireline telephone services in selected markets and will negotiate with Sprint on a market-by-market basis to promote such services under the "Sprint" brand name through joint ventures owned by Cox and Sprint, brand licensing agreements or other means.

  Because they each have substantial investments in both Sprint Spectrum and TCG, Cox, TCI and Comcast will be encouraged to promote arrangements between TCG and Sprint Spectrum that increase the value of their investments. These arrangements may encompass some form of integration of the respective businesses of Sprint Spectrum and TCG. The owners of Sprint Spectrum and TCG are not currently attempting to integrate the respective businesses of these companies. Cox cannot predict whether any such integration would occur, what form any such integration would take or what its impact would be on its investments, Sprint Spectrum or TCG.

  Wireless. Sprint Spectrum's objectives include both the penetration of the current wireless telecommunications marketplace and the displacement of wireline local telecommunications services. Sprint Spectrum and its affiliates have obtained licenses to offer a full range of wireless telecommunications services to areas with an aggregate population of approximately 182 million. Sprint Spectrum plans to penetrate these markets by offering a competitively-priced product which will be targeted towards high usage consumers. Sprint Spectrum believes that the programmable PCS network, when integrated with the local cable operators' broadband network, will offer long-term competitive pricing, digital quality and capacity advantages over the current cellular networks. Initially, Sprint Spectrum will not be able to offer nationwide roaming capabilities. However, as Sprint Spectrum and other PCS providers build their networks, Sprint Spectrum and other PCS operators intend to offer nationwide roaming services. Sprint Spectrum plans to concentrate its initial marketing towards high-volume users (such as real estate agents) that only need regional coverage. The programmable qualities of the PCS network will allow Sprint Spectrum to offer packages which will be competitive with those offered by the LECs. These packages may include a flat monthly rate for calls made from a particular micro-cell site (e.g., the neighborhood of a customer) and a modest additional charge for calls initiated outside of the customer's neighborhood.

  Sprint Spectrum, through its 49% partnership interest in American PCS, L.P. ("APC"), began the commercial deployment of its PCS networks in November 1995, with wireless customers accessing the network in the Washington-Baltimore MTA. Cox anticipates that customers will access the Los Angeles-San Diego MTA network in late 1996. The network will be a combination of tower-based cell sites and micro-cell sites that will be attached to the cable plant of the local cable partner or affiliate. The network will be comprised of more cell sites than existing cellular networks because of the extensive use of micro-cell technology. The micro-cells cover less territory than a tower-based cell site; however, Sprint Spectrum partners believe the cable-based PCS network will cost less to deploy and offer greater coverage, lower handset power requirements (i.e., smaller batteries), packaging flexibility, usage capacity and ease of construction and implementation than tower-based cell sites. Finally, Sprint Spectrum believes that the immediate advantage of adopting a micro-cell network is the speed to market as compared with a tower-based cell site network, which may require a substantial period to obtain proper zoning approvals for towers.

  Wireline. Cox plans to offer business telecommunications services over an expanded network primarily through TCG and residential telephone services through its broadband cable network. Competition for business wireline communications services will continue to be driven by local service vendor diversity, overall network quality, pricing and technology.

  Cox intends to upgrade selectively its cable television facilities to provide residential telephone services. Cox also expects to make its network available to support Sprint Spectrum's micro-cell PCS network. The timing and location of Cox's deployment of residential telephone services will depend on numerous factors, including regulatory approvals and technical advances. Cox believes that the technology required to provide telephone services over a cable company's broadband network will become commercially viable in 1996. Competition for residential telecommunications will be driven by competitive pricing, advanced features and packaging of services. Cox has committed to negotiate with Sprint on a market-by-market basis for the provision of local wireline telephone services under the "Sprint" brand through joint ventures owned by Cox and Sprint, brand licensing agreements or other means.

  THE FORMATION OF SPRINT SPECTRUM. Cox, Sprint, TCI and Comcast will engage in the business of providing wireless telephony services through Sprint Spectrum, and its partners will cross-promote wireless communications products and services using the "Sprint" brand name with cable services and products branded by Cox, TCI and Comcast in their respective cable television systems.


  Sprint Spectrum will engage in the business of providing wireless communications services, primarily PCS, through the creation and operation of a seamless, integrated nationwide wireless communications network. Sprint Spectrum, through the partnership WirelessCo, L.P., was the successful bidder for 29 broadband PCS licenses in the auction conducted by the FCC that was completed in mid-March 1995. The markets covered by the licenses for which Sprint Spectrum was the successful bidder include New York, San Francisco-Oakland-San Jose, Detroit, Dallas-Fort Worth, Boston-Providence, Minneapolis-St. Paul and Miami-Fort Lauderdale. The $2.11 billion total purchase price for the 29 licenses has been paid to the FCC.

  Sprint Spectrum will also own equity interests in two partnerships that hold broadband PCS licenses that were issued under the FCC's pioneer preference program. First, Sprint Spectrum purchased from The Washington Post Company a 49% limited partnership interest in APC. APC holds a broadband PCS license for the Washington-Baltimore MTA. APC has affiliated its PCS system with Sprint Spectrum and will be part of Sprint Spectrum's nationwide network, using the "Sprint" trademark. Sprint Spectrum paid The Washington Post Company approximately $23.4 million for its interest in APC. Sprint Spectrum is generally obligated to make capital contributions to APC equal to approximately 96% of the cost of APC's PCS license (approximately $100 million under the GATT formula discussed below under "--PCS License for the Los Angeles-San Diego MTA"). Sprint Spectrum may also be required to contribute additional capital to APC to fund any portion of the cost of APC's PCS license that the general partner of APC is unable to finance and to make loans to APC to finance build-out expenditures.

  Second, Sprint Spectrum proposes to invest in another partnership, referred to as "PioneerCo," to be managed by Cox and controlled by Cox Pioneer Partnership, that will operate a PCS system in the Los Angeles-San Diego MTA, using the license awarded to Cox under the pioneer preference program. See "-- PCS License for the Los Angeles-San Diego MTA."

  The PCS systems to be constructed by PhillieCo will, to the extent permitted by law, also be affiliated with and be part of Sprint Spectrum's nationwide network, using the "Sprint" trademark. See "--PhillieCo, L.P. and Omaha PCS License."

  As of March 31, 1996, Cox had made cash capital contributions to Sprint Spectrum of approximately $363.1 million. The partners' capital contributions to Sprint Spectrum have been used primarily for operating expenses, to make payments to the FCC in connection with the PCS auction, to acquire the interest of The Washington Post Company in APC and to make capital contributions required under the APC partnership agreement. Additional equity requirements will be funded by the partners through capital contributions to Sprint Spectrum.

  Sprint Spectrum may also elect to bid in subsequent auctions for broadband PCS licenses. In addition, Sprint Spectrum may invest in other entities that are awarded broadband PCS licenses, may acquire PCS licenses after the auctions from the successful bidders for those licenses and may affiliate with other successful bidders for PCS licenses.

  PCS LICENSE FOR THE LOS ANGELES-SAN DIEGO MTA. Cox holds a broadband PCS license for the Los Angeles-San Diego MTA awarded under the FCC's pioneer preference program. The Los Angeles-San Diego market includes most of southern California, southern Nevada and a small portion of Arizona, an area with a population of over 19.6 million. The amount payable by Cox for its license will be approximately $251.9 million. Cox will pay for the license in equal installments over 1998, 1999 and 2000 with payments of interest only required during 1996 and 1997. Cox has recorded the related liability of approximately $251.9 million as debt in its consolidated financial statements.


  Cox has entered into a joint venture formation agreement with TCI, Comcast and Sprint which provides the basis upon which the parties are negotiating a definitive agreement for the formation of a new limited partnership, referred to as "PioneerCo," to operate the PCS system in the Los Angeles-San Diego MTA. This limited partnership is initially expected to be owned 51% by a partnership ("Cox Pioneer Partnership", which will be owned approximately 78% by Cox and approximately 22% by CEI), and 49% by Sprint Spectrum. Upon the satisfaction of certain conditions including FCC approval, Cox will contribute its Los Angeles-San Diego PCS license to this limited partnership. Cox and CEI would continue to control jointly the PCS license and Cox would have day-to-day management authority over this limited partnership. Cox Pioneer Partnership will have the right to put, and Sprint Spectrum will have the right to call, all or part of Cox Pioneer Partnership's interest in PioneerCo at various times. Upon the sale to Sprint Spectrum of all or part of Cox Pioneer Partnership's interest in PioneerCo, which will be subject to FCC consent, control of PioneerCo would shift to Sprint Spectrum. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Acquisitions, Dispositions and Investments -- Telephony Investments."

  PHILLIECO, L.P. AND OMAHA PCS LICENSES. Cox also owns a 17.6% interest in PhillieCo, a partnership formed by subsidiaries of Cox, TCI and Sprint. PhillieCo was the successful bidder for a broadband PCS license for the Philadelphia MTA. The approximately $85 million purchase price for this license has already been paid to the FCC. As of December 31, 1995, Cox had made total capital contributions to PhillieCo of approximately $15 million.

  Cox was also the successful bidder for a broadband PCS license for the Omaha MTA in the FCC's auction. The purchase price for the license was approximately $5.1 million. Subject to FCC approval, Cox has agreed to contribute the Omaha PCS license to Sprint Spectrum.

                           COX TELEPHONY INVESTMENTS

  The following chart depicts the entities through which Cox holds the above-described investments.

CEI indirectly owns 75.3% of the stock of Cox. CEI also owns 100% of the stock of CEI Pioneer, Inc., which, in turn, has a 22% general partnership interest in Cox Pioneer Partnership.

Wholly-owned subsidiaries of Cox have partnership interests with an aggregate interest of 17.6% in PhillieCo. Other partners of PhillieCo include: Sprint:
47.1% and TCI: 35.3%.

A wholly-owned subsidiary of Cox has a 100% general partnership interest in Cox Telephony Partnership which, in turn, has a 15% partnership interest in Sprint Spectrum. Other partners of Sprint Spectrum include: Sprint: 40%; TCI: 30%; and
Comcast: 15%. Sprint Spectrum has a 49% limited partnership interest in PioneerCo.

Cox also owns 100% of the stock of Cox Communications Pioneer, Inc., which, in turn, has a 78% general partnership interest in Cox Pioneer Partnership, which in turn, has a 51% general partnership interest in PioneerCo.

  TELEPORT COMMUNICATIONS GROUP, INC. AND TCG PARTNERS. Cox currently owns 30.06% of each of Teleport Communications Group Inc. ("TCGI") and TCG Partners, a New York general partnership, with the remaining interests in each of TCGI and TCG Partners being owned by TCI, Comcast and Continental. Following a proposed reorganization of TCG, Cox will own 28.07% of TCG. TCG, the first and largest competitive local exchange carrier in the United States, offers a wide range of local telecommunications services in major metropolitan markets nationwide. TCG competes with incumbent local exchange carriers as "The Other Local Phone Company"SM by providing high quality, integrated local telecommunications services, primarily over fiber optic digital networks, to meet the voice, data and video transmission needs of its customers. TCG's customers are principally telecommunications-intensive businesses, long distance carriers and resellers, and wireless communications companies. TCG offers these customers technologically advanced local telecommunications services, as well as superior customer service, flexible pricing and vendor and route diversity.

  For over ten years, TCG has developed, operated and expanded its local telecommunications networks. TCG currently operates high capacity state-of-the-art digital networks in 48 metropolitan markets, including 17 of the 20 largest metropolitan areas. TCG operates networks in metropolitan New York/New Jersey, Los Angeles, Chicago, San Francisco, Boston, Baltimore/Washington, D.C., Dallas, Houston, Miami/Ft. Lauderdale, Seattle, San Diego, St. Louis, Pittsburgh, Phoenix, Denver, Milwaukee, Indianapolis, Hartford and Omaha, and is developing networks in Cleveland, Portland (Oregon) and Salt Lake City. As of December 31, 1995, TCG's networks spanned over 5,400 route miles, contained over 250,000 fiber miles and served approximately 4,660 buildings.

  The following table sets forth certain financial data with respect to TCG:

                                                            DECEMBER 31
                                                        -----------------------
                                                         1995      1994   1993
                                                        ------    ------  -----
     Revenues (millions of dollars).................... $166.1(a) $120.7  $83.9
     Growth............................................     38%       44%    47%

- --------
(a) Reflects revenue only for TCG and its consolidated subsidiaries. Following the proposed reorganization of TCG, certain of the local partnerships will be consolidated with TCG. Pro forma 1995 revenues adjusted for this reorganization were $184.9 million.

  TCGI is currently undertaking initial public offerings of shares of common stock and Senior Subordinated Notes due 2006. TCGI anticipates that, following these offerings, approximately 20% of TCGI's fully-diluted equity, representing approximately 2% of the voting power of TCGI, would be owned by shareholders who are not affiliated with any of the other existing stockholders. TCGI anticipates that the proceeds from the stock offering would be approximately $400 million and that the proceeds from the notes offering would be approximately $500 million. Concurrently with the completion of the public offering, TCGI would use the proceeds from the issuance of approximately five percent of its outstanding common stock to redeem a like number of shares from Continental. The remaining proceeds of the offerings would be used to repay bank debt, to expand TCG's network, and for general corporate purposes.

OTHER TELECOMMUNICATIONS AND TECHNOLOGY INVESTMENTS

  A summary of Cox's significant investments in other telecommunications and technology businesses is set forth below.

                                                                        COX
                                                                     PERCENTAGE
                                                                     OWNERSHIP
   INVESTMENT                           DESCRIPTION                   INTEREST
   ----------                           -----------                  ----------
   PrimeStar Partners,
    L.P                 Medium-powered DBS                              10.4%
   StarSight Telecast,
    Inc.                Interactive program guide                       10.0
   Syntellect, Inc.     Supplier of pay-per-view ordering technology     8.6
   TVSM, Inc.           Cable television program guides                  5.0


  PRIMESTAR PARTNERS, L.P. PrimeStar is a provider of DBS services. Cox owns a 10.4% interest in PrimeStar. PrimeStar's direct-to-home television delivery business served, as of December 31, 1995, approximately 961,000 customers (representing an estimated 45% of the U.S. DBS market) using a single satellite owned and operated by GE Americom. PrimeStar programming includes 94 channels of popular cable and network television, professional sports and movies, as well as 14 channels of CD quality audio services. The partners of PrimeStar have entered into commitments to build two new high powered satellites. To utilize these satellites, PrimeStar had intended to acquire the orbital slots of another DBS permittee that had not perfected its construction permit, but these slots were auctioned by the FCC and awarded to MCI Telecommunications Corporation. PrimeStar has appealed the FCC's Order which directed that the channels be auctioned rather than permitting them to be assigned to PrimeStar. Since the FCC's decision, PrimeStar has secured a long-term agreement with GE Americom for the use of a new satellite scheduled for launch in the fourth quarter of 1996. The new satellite will increase PrimeStar's offering to approximately 140 channels.

  The following table sets forth certain financial and subscriber data with respect to PrimeStar Partners.

                                                              DECEMBER 31
                                                           --------------------
                                                            1995   1994   1993
                                                           ------  -----  -----
   Revenues (millions).................................... $180.6  $27.8  $10.9
   Growth.................................................    550%   155%   110%
   Subscribers (thousands)................................  961.2  230.8   66.8
   Growth.................................................    316%   246%    51%

  PrimeStar was formed in 1990 by GE Americom and nine of the nation's largest cable television companies, including, in addition to Cox, TCI, Comcast, Continental and Time Warner Inc.


  STARSIGHT TELECAST, INC. In June 1993, Cox purchased an interest in StarSight Telecast, Inc. ("StarSight"). StarSight has developed a patented on-screen interactive television guide and VCR service. The StarSight system allows users of its service to view up to a week of television programming, select a desired program by channel, program title or theme, record a program or series of programs with the touch of a button, reset the order of channels by preference and delete unwanted channels.

  Cox purchased additional shares of StarSight common stock in November 1995. At December 31, 1995, Cox owns 2,166,647 shares of StarSight common stock, representing approximately 10% of the equity of StarSight. Cox also holds warrants to purchase an additional 956,334 shares of StarSight common stock which Cox does not intend to exercise prior to their expiration in June 1996. As of December 31, 1995, the closing price of StarSight common stock was $4.88 per share.


  SYNTELLECT, INC. Effective March 1996, Cox holds 1,150,000 shares of Syntellect common stock, representing approximately 8.6% of the equity of Syntellect. Syntellect designs and markets ARUs. In March 1996, Syntellect merged with the operations of Telecorp, which also designs, manufactures and markets ARUs and a full line of cable-specific voice and data products and services. Applications include inbound and outbound call processing, pay-per-view ordering, information management and voice production services. Prior to the merger of Syntellect and Telecorp, Cox held a 24.54% interest in Telecorp.

  TVSM, INC. Cox holds a 5.0% interest in TVSM, Inc. ("TVSM"). TVSM produces and distributes a monthly cable guide, The Cable Guide, and a weekly cable guide, Total TV. Cox and five other cable television companies (TCI, Time Warner, Continental, Comcast and Cablevision Systems Corporation) collectively hold 42% of TVSM.

UNITED KINGDOM BROADBAND NETWORKS

  Cox has a significant investment in a cable television and telephony company in the United Kingdom, where regulations currently are less restrictive than in the U.S. and Cox perceives an increased growth opportunity.

  TELEWEST. Cox owns approximately 14.65% of the ordinary share capital (on a fully diluted basis) of TeleWest, a publicly traded U.K. company. In October 1995, TeleWest acquired the U.K. broadband network operations of CableComms and TeleWest Communications plc. In addition, U S West Inc. and TCI each hold approximately 26.75% and SBC Communications, Inc. holds approximately 14.65% of the ordinary share capital of TeleWest on a fully-diluted basis.

  TeleWest is the largest cable television and cable telephony operator in the U.K. based on the number of homes passed and the number of cable television and telephony subscribers. The following table sets out certain data concerning TeleWest as of December 31, 1995:

                                                                       TELEWEST
                                                                       ---------
   CABLE TELEVISION
   Homes passed and marketed.......................................... 2,066,654
   Basic subscribers..................................................   457,472
   RESIDENTIAL TELEPHONY
   Homes passed and marketed.......................................... 1,882,559
   Residential subscribers............................................   477,655
   Residential lines connected........................................   479,465
   BUSINESS TELEPHONY
   Business subscribers...............................................    15,986
   Business lines connected...........................................    47,518

CABLE TELEVISION PROGRAMMING

  Cox has made substantial investments in cable television networks as a means of generating additional interest among consumers in cable television. Cox owns a 24.6% interest in The Discovery Channel and The Learning Channel which, as of December 31, 1995, had 66.5 million and 43.2 million U.S. subscribers, respectively. Cox has investments in several other premier domestic programming services, including E! Entertainment Television, Viewer's Choice, Music Choice and The Sunshine Network. In addition, Cox has entered into a joint venture with Comcast, Continental and Times Mirror which owns and operates the Outdoor Life Network and the Speedvision Network. Internationally, Cox has made several international programming investments with the BBC, including UK Gold (a general entertainment channel highlighted with programming from the library of the BBC and Thames), UK Living (a channel patterned after Lifetime that primarily telecasts talk shows and soap operas), BBC World and BBC Prime (news and entertainment programming in Europe). Other international programming networks in which Cox has invested include Discovery International and GEMS Television (a Spanish-language programming service).

                                                                        COX
                                                                     PERCENTAGE
                                                                     OWNERSHIP
INVESTMENT                               DESCRIPTION                  INTEREST
- ----------                               -----------                 ----------
Discovery                Discovery Channel, Learning Channel, and
 Communications, Inc.    other ancillary businesses                     24.6%
E! Entertainment
 Television              Entertainment-related news                     10.4
Outdoor Life Network     Outdoor activities                             41.0
Speedvision Network      Automotive, marine and aviation related
                         programming                                    39.0
PPVN Holding Co.         Pay-per-view, including Viewer's Choice        20.0
Digital Cable Radio      Digital audio services, including Music
 Associates              Choice                                         13.6
Home Shopping Network    Home shopping                                   0.1
The Sunshine Network     Sports, public affairs and general
 Inc.                    entertainment                                   5.3
Television Food Network  Food-related programming                        1.9
Turner Broadcasting
 System                  General entertainment programming               0.1
National Cable
 Communications          Cable television advertising sales             12.5
Product Information
 Network                 Infomercial distribution                       40.0
Discovery International  Discovery Europe                               24.6
UK Gold                  BBC and Thames syndicated programming (UK)     38.0
UK Living                Talk shows and soap operas (UK)                49.6
European Channel         News and entertainment programming in Eu-
 Management Limited      rope, including BBC Europe and BBC Prime       10.0
GEMS Television          Spanish-language service targeted at women     50.0

  DISCOVERY COMMUNICATIONS, INC. The principal businesses of Discovery Communications, Inc. ("Discovery") are the advertiser-supported basic cable networks The Discovery Channel, The Learning Channel and Discovery Europe. The Discovery Channel provides nature, science and technology, history, exploration and adventure programming and is distributed to customers in virtually all U.S. cable homes. The Learning Channel broadcasts a variety of educational and non-fiction programming. In addition, through internally generated funding, significant investments are being made by Discovery in building a documentary programming library. The Learning Channel has increased distribution from fewer than 14 million cable homes prior to its acquisition by Discovery in 1991 to over 43 million homes as of December 31, 1995. Cox holds a 24.6% interest in Discovery, with TCI, NewChannels Corp. ("NewChannels") and Discovery's management holding interests of 49.3%, 24.6% and 1.4%, respectively. In addition, in March 1995 Discovery announced the creation of a new division to produce movies for theatrical release under the name Discovery Pictures.

  The following table sets forth certain financial and subscriber data relating to Discovery, The Discovery Channel and The Learning Channel:

                                        DECEMBER 31
                                    ----------------------
                                     1995    1994    1993
                                    ------  ------  ------
            Revenues (millions of
             dollars).............  $447.2  $329.6  $234.5
            Growth................    35.7%   40.6%   36.3%
            THE DISCOVERY CHANNEL
             Subscribers
              (millions)..........    66.5    61.5    61.4
             Growth...............     8.1%    --      4.4%
             Nielsen Rating--Avg..    0.63    0.53    0.55
            THE LEARNING CHANNEL
             Subscribers
              (millions)..........    43.2    31.5    27.3
             Growth...............    37.1%   15.3%   48.3%
             Nielsen Rating--Avg..    0.35    0.31    0.27

  Cox believes that the documentary profile of Discovery programming makes it one of the best-positioned U.S. cable networks to expand internationally. Discovery is expanding the "Discovery" brand name by establishing channels based in Europe, Latin America and Asia, a substantial portion of the programming for which will be drawn from Discovery's own documentary programming library.

  E! ENTERTAINMENT TELEVISION. E! Entertainment Television, Inc. is an entertainment-related news service with distribution to approximately 34 million customers as of the end of 1995. E! Entertainment is distributed to 60% of the largest 25 U.S. markets and has agreements with every major U.S. cable television operator. E! Entertainment seeks to build value based on international interest in Hollywood and entertainment industry news, information and features. Cox owns 10.4% of E! Entertainment Television. Its partners are Comcast, NewChannels, Continental and TCI, each with a 10.4% interest, and Time Warner with a 48.0% interest.


  The following table sets forth certain financial and subscriber data with respect to E! Entertainment:

                                                               DECEMBER 31
                                                            -------------------
                                                            1995   1994   1993
                                                            -----  -----  -----
   Revenues (millions of dollars).......................... $74.3  $49.1  $31.7
   Growth..................................................  51.3%  54.9%  43.4%
   Subscribers (millions)..................................  31.2   26.8   23.8
   Growth..................................................  16.4%  12.6%  17.8%

  OUTDOOR LIFE NETWORK. The Outdoor Life Network's, programming consists primarily of outdoor recreation, adventure and wildlife themes. Cox holds a 40.95% interest in the Outdoor Life Network, with the remaining interests held by Comcast (23.03%), Continental (23.03%), Times Mirror (10.24%) and Roger Werner (2.75%).

  SPEEDVISION NETWORK. The Speedvision Network's programming consists of a broad variety of material for automobile, boat and airplane enthusiasts. Cox holds a 39.01% interest in the Speedvision Network, with the remaining interests held by Comcast (22.11%), Continental (22.11%), Times Mirror (10.40%), Roger Werner (4.29%) and Daniels Properties, LLLP (2.08%).

  VIEWER'S CHOICE. PPVN Holding Co. ("PPVN"), which operates under the brand-name Viewer's Choice, is a cable operator-controlled buying cooperative for pay-per-view programming. Cox holds a 20% interest in PPVN, with the remaining equity interests held by Time Warner (30%), TCI (10%), Comcast (10%), Continental (10%), Viacom International Inc. (10%) and Walt Disney Pictures and Television (10%).

  DIGITAL CABLE RADIO ASSOCIATES. Digital Cable Radio distributes audio programming, under the brand name Music Choice, in a digital format via coaxial cable to more than one million customers in the United States. This service allows cable television customers to receive compact disc quality sound in diverse music formats. Digital Cable Radio is available in approximately 17% of the homes served by cable television systems in the United States. Cox currently holds a 13.6% interest, with the remaining interests held in varying proportions by Jerrold Communications, Sony Music Entertainment, Inc., Continental, Comcast, Time Warner, Adelphia Communications and EMI Music.

  NATIONAL CABLE COMMUNICATIONS, L.P. Cox has a 12.5% limited partnership interest in NCC, a partnership which represents cable television companies to advertisers. NCC is the largest representation firm in spot cable advertising sales. It enables advertisers to place advertising in selected multiple systems on a regional or national single-source basis, and enhances the ability of affiliated cable television systems to attract advertisers other than purely local advertisers. The other limited partners in NCC are Continental, Time Warner and Comcast, each with a 12.5% interest. Katz Cable Corporation is the sole general partner and has a 50% interest.

  THE PRODUCT INFORMATION NETWORK JOINT VENTURE. In January 1995, Cox and Jones International Ltd. formed a joint venture known as the Product Information Network ("PIN"). PIN was organized to develop a network for the distribution of multiple direct response television commercials, or "infomercials," through cable television systems and other television programming outlets. In January 1996, Adelphia Communications purchased a 10% interest in PIN, reducing Cox's interest to 40%.

  UK LIVING. In July 1993, Cox invested in UK Living, a new basic cable programming service that was launched in the United Kingdom in September 1993. UK Living programming, patterned after Lifetime in the United States, is targeted at women, with daytime programming consisting of informational shows of interest to homemakers, original talk shows produced by Thames and rebroadcasts of popular BBC talk shows. Nighttime programming consists of movies, dramatic series and game shows. UK Living is also included in the BSkyB package of services distributed to satellite customers in the U.K. UK Living has subscriber fee revenues from both satellite and cable television customers, and seeks to minimize its administrative and support services (including advertising sales) expenses through a collaborative effort with UK Gold pursuant to a service contract. UK Living is owned 49.6% by Cox, 35.4% by TCI and 15% by Thames, with Thames holding warrants to increase its interest to 25%, which, if exercised, would dilute the interests of Cox to 43.75% and TCI to 31.25%.

  EUROPEAN CHANNEL MANAGEMENT LIMITED. In January 1995, Cox invested in a new international programming joint venture in Europe. Cox is a 10% partner in European Channel Management Limited which delivers BBC World, a 24-hour news channel, and BBC Prime, an entertainment channel, to European subscribers outside the United Kingdom. Both channels will seek to serve growing European demand for programming by accessing the programming expertise and recognition of the BBC. Strategically, this investment provides another avenue for Cox to position itself in the international programming arena in association with a well-known programming brand. The ventures' other partners are the BBC (40%) and Pearson plc (50%).

  GEMS TELEVISION. In June 1994, Cox entered into an equal partnership with International Television, Inc. ("ITI"), a subsidiary of Empresas 1-BC, Venezuela's largest media company. Prior to the formation of the partnership, ITI had licensed and broadcast Spanish-language television programming under the name of GEMS Television. The Cox-ITI partnership will continue the existing business of GEMS Television and expand into additional markets in the United States, South America and other Spanish or Portuguese-speaking regions. The programming of GEMS Television is produced in Venezuela, consists largely of telenovelas (soap operas) and is targeted primarily to women in Latin America and to Spanish-speaking women in the United States. The Cox-ITI partnership will have access to more than 10,000 hours of Spanish-language programming for use in the business of GEMS Television.

COMPETITION

  CABLE TELEVISION COMPETITION

  The cable television systems owned by Cox compete with other communications and entertainment media, including conventional off-air television broadcasting service, newspapers, movie theaters, live sporting events and home video products. Cable television service was first offered as a means of improving television reception in markets where terrain factors or remoteness from major cities limited the availability of off-air television. In some of the areas served by Cox's systems, a substantial variety of television programming can be received off-air. The extent to which cable television service is competitive depends upon the cable television system's ability to provide a greater variety of programming than is available off-air.

  Since Cox's U.S. cable television systems operate under non-exclusive franchises, other companies may obtain permission to build cable television systems in areas where Cox operates. To date, the extent of actual overbuilding in these areas has been relatively slight, and fewer than 2% of Cox's total homes passed are overbuilt at this time. While Cox believes that the current level of overbuilding has not had a material impact on its operations, it is unable to predict the extent to which adverse effects may occur in the future as a result of overbuilds.

  Additional competition may come from private SMATV systems which transmit signals by satellite to receiving facilities located on customers' premises such as condominiums, apartment complexes and other private residential developments. The operators of these private systems often enter into exclusive agreements with apartment building owners or homeowners' associations that may preclude operators of franchised cable television systems from serving residents of such private complexes. The widespread availability of reasonably priced earth stations enables private cable television systems to offer both improved reception of local television stations and many of the same satellite-delivered program services that are offered by franchised cable television systems. FCC regulations permit SMATV operators to use point-to-point microwave service to distribute video entertainment programming to their SMATV systems. A private cable television system normally is free of the regulatory burdens imposed on franchised cable television systems. Although a number of states have enacted laws to afford operators of franchised systems access to private complexes, the U.S. Supreme Court has held that cable companies cannot have such access without compensating the property owner. The access statutes of several states have been challenged successfully in the courts, and other such state laws are under attack.

  In recent years, the FCC has initiated new policies and authorized new technologies to provide a more favorable operating environment for certain existing technologies and to create substantial additional competition to cable television systems. These technologies include, among others, DBS, MMDS and SMATV services. High-powered direct-to-home satellites have made possible the wide-scale delivery of programming to individuals throughout the United States using roof-top or wall-mounted antennas. Companies offering DBS services are using video compression technology to increase satellite channel capacity and to provide a package of movies, network programming and other program services competitive to those of cable television systems. Three companies, one of which is PrimeStar (in which Cox has an ownership interest), began offering DBS service in 1994. See "-- Other Telecommunications and Technology Investments -- PrimeStar Partners, L.P." PrimeStar currently offers 94 channels of programming; the other two DBS companies together offer more than 150 channels of service over high-powered satellites using video compression technology. Other companies have proposed providing similar DBS program packages. The ability of DBS service providers to compete with the cable television industry will depend on, among other factors, the availability of reception equipment at reasonable prices. Although it is not possible at this time to predict the likelihood of success of any DBS services venture, DBS may offer substantial competition to cable television operators. See "-- Other Telecommunications and Technology Investments -- PrimeStar Partners, L.P."

  Cable television systems also may compete with wireless program distribution services such as MMDS systems, commonly called wireless cable, which are licensed to serve specific areas. MMDS uses low power microwave frequencies to transmit television programming over-the-air to subscribers. MMDS systems' ability to compete with cable television systems has previously been limited by a lack of channel capacity, the inability to obtain programming and regulatory delays. A series of actions taken by the FCC, including reallocating certain frequencies to the wireless services, are intended to facilitate the development of wireless cable television systems as an alternative means of distributing video programming. The FCC also initiated a new rulemaking proceeding to allocate frequencies in the 28 GHz band for a new multi-channel wireless video service. Cox is unable to predict the extent to which additional competition from these services will materialize in the future or the impact such competition would have on Cox's operations.

  Other new technologies may become competitive with respect to certain non-entertainment services that cable television systems can also offer. The FCC has authorized television broadcast stations to transmit textual and graphic information useful both to consumers and to businesses. The FCC also permits commercial and non-commercial FM stations to use their subcarrier frequencies to provide non-broadcast services, including data transmissions. The FCC established an over-the-air Interactive Video and Data Service that will permit two-way interaction with commercial and educational programming along with informational and data services. Telephone companies and other common carriers also provide facilities for the transmission and distribution of data and other non-video services.

  Federal cross-ownership restrictions have historically limited entry into the cable television business by potentially strong competitors such as telephone companies. The 1984 Cable Act codified the FCC's cross-ownership regulations, which, in part, prohibited LECs, including the RBOCs, from providing video programming directly to subscribers within their local exchange telephone service areas, except in rural areas or by specific waiver of FCC rules. Among other reasons, this federal cross-ownership rule was particularly important to the cable industry because these telephone companies already own certain facilities needed for cable television operation, such as poles, ducts and associated rights-of-way. The 1996 Act repeals the cable television/telephone cross-ownership ban adopted in the 1984 Cable Act, and contains restrictions on buying out incumbent cable operators in a telephone company's service area, especially in suburban and rural markets. The 1996 Act will enable common carriers to provide video programming services as either cable operators or OVS operators, a regulatory regime to be established by the FCC in a rulemaking proceeding.

  TELEPHONY COMPETITION

  LANDLINE TELECOMMUNICATIONS SERVICES. While the current switched voice and data market is dominated by local telephone companies, also known as incumbent LECs, the 1996 Act presents new opportunities for new entrants into these markets. The LECs provide a full range of local telecommunications services and equipment to customers, as well as originating and terminating access to their local networks to interexchange carriers and mobile radio service providers. Because LECs historically have had exclusive state franchises by law to provide telephone service, they have established monopoly relationships with their customers. Under the new law, and subject to certain limitations for rural markets, the FCC is directed to preempt any state law or regulation that prevents new competitive entry into incumbent LEC markets.

  Under the 1996 Act, new landline entrants will become subject to additional federal regulatory requirements when they provide local exchange service in any market. The 1996 Act imposes a number of access and interconnection requirements on all LECs, with additional requirements imposed on incumbent LECs. Specifically, the 1996 Act requires the FCC to adopt rules within six months under which all LECs must provide telephone number portability, dialing parity, reciprocal compensation for traffic transport and termination, resale and access to rights of way. The 1996 Act also requires state commissions to approve voluntarily negotiated interconnection agreements and to arbitrate compulsory interconnection negotiations between new entrants and incumbent LECs. Although these requirements are intended primarily to benefit new entrants, the effect of the 1996 Act on reducing the competitive advantage of the incumbent LECs will be uncertain until the FCC implements its statutory mandate and the states begin reviewing interconnection agreements. These requirements also place burdens on new entrants that may benefit other competitors. In particular, the resale requirement means that a company can resell the facilities of a new entrant without making a similar investment in facilities.

  The 1996 Act eliminates the requirement that incumbent LECs obtain FCC authorization prior to constructing facilities for interstate services. The 1996 Act also limits the FCC's ability to review incumbent LEC tariff filings. These changes will increase the speed with which the LECs are able to introduce new service offerings and new pricing of existing services, thereby increasing their flexibility to respond to new entrants.

  In addition to incumbent LECs and existing competitive access providers, new entrants potentially capable of offering switched and non-switched services include individual cable television companies, electric utilities, long-distance carriers, microwave carriers, wireless service providers, resellers and private networks built by large end-users.

  WIRELESS TELECOMMUNICATIONS SERVICES. The success of the PCS network of Sprint Spectrum will depend on its ability to compete with other wireless communications providers (and wired communications providers) operating within its markets. It is anticipated that the telecommunications industry will become increasingly competitive as new service providers enter the wireless telecommunications marketplace.

  The wireless telephone industry provides a wide range of high-quality, high capacity communications services to vehicle-mounted and hand-held portable telephones and other two-way radio devices. Today, the industry is comprised of a number of competing service providers, the most prominent of which are the cellular radio-telephone service operators.

  CELLULAR. The cellular telephone business is a regulated duopoly. The FCC has allocated only two licenses for cellular service in each cellular service area. One of the two licenses was initially available only to a company or group affiliated with the local landline telephone carriers in the market (the "Wireline" license), and the other license was initially awarded to a company not affiliated with any landline telephone carrier (the "Non-Wireline" license).

  Cellular service providers operating in the PCS markets of Sprint Spectrum have already established a substantial customer base. As such, they collectively constitute the primary initial competitors to the PCS networks of Sprint Spectrum and its affiliates. Although PCS promises to offer service capabilities comparable or technically superior to cellular service at lower cost, the cellular industry continues to enjoy the benefits of being the incumbent provider of wireless service. As such, cellular operators already have in place equipment supplier arrangements and have acquired the sites necessary to provide service to a substantial portion of their geographic service areas.

  OTHER PCS PROVIDERS. Sprint Spectrum will face direct competition for PCS subscribers from other licensed PCS systems within its markets. There are potentially six PCS providers in each PCS service area. Three licensees will hold 30 MHz of PCS spectrum, one of which is licensed for a basic trading area, and the remaining three licensees will hold 10 MHz of PCS spectrum. It is anticipated that the 10 MHz licensees will provide niche services or will be purchased by existing cellular providers for added spectrum, while the 30 MHz licensees will offer a broad range of voice, data and related communications services, and may ultimately develop into services that include a wireless local loop functionality.

  The PCS network of Sprint Spectrum may also face competition from other current or developing technologies. SMR systems, such as those used by taxicabs, as well as other forms of mobile communications service, may provide competition in certain markets. SMR systems are permitted by the FCC to be interconnected to the public switched telephone network and are significantly less expensive to build and operate than cellular telephone systems. SMR systems, however, are licensed to operate on substantially fewer channels than PCS systems and generally lack PCS's ability to expand capacity through frequency reuse by using many low-power transmitters and micro-cells to hand off calls.

  A company holding a considerable number of SMR licenses across the nation has begun to implement its digital system to use available SMR spectrum in various metropolitan areas more efficiently to increase capacity and to provide a range of mobile radio communications services. The implementation of this proposal, known as ESMR service, has resulted in legislation and FCC rules that regulate ESMR services in a manner that reflects its potential substitutability with cellular and PCS services. In 1994, the FCC decided to license SMR systems in the 800 MHz bands for wide-area use, thus increasing potential competition with cellular and PCS. It also recently decided to license SMR spectrum in contiguous spectrum blocks via the competitive bidding process. Although wide-area SMR spectrum has not yet been assigned, the licensing change may further the potential of SMR services to compete with cellular and PCS.

  OTHER. Paging or beeper services that feature voice message, data services and tones are also available in the targeted markets of Sprint Spectrum. Advanced two-way paging systems with nationwide coverage are also under development. These services may provide adequate capacity and sufficient mobile capabilities to satisfy the needs of some potential PCS subscribers.

  Several applicants have received and several others are seeking FCC authorization to construct and operate global satellite networks to provide domestic and international mobile communications services from geostationary and low earth orbit satellites. In addition, the Omnibus Budget Reconciliation Act of 1993 (the "1993 Budget Act") provided, among other things, for the release of 200 MHz of Federal Government spectrum for commercial and/or other non-federal use over a 15 year period. The 1993 Budget Act also authorized the FCC to conduct competitive bidding for certain radio spectrum licenses and required the FCC to adopt new rules that eliminate the regulatory distinctions between mobile common and private carriers who interconnect with the public switched network and make their services available to a substantial portion of the public for profit. These developments and further technological advances may make available other alternatives to PCS service thereby creating additional sources of competition.

                          LEGISLATION AND REGULATION

  The cable television industry is regulated by the FCC, some state governments and substantially all local governments. In addition, various legislative and regulatory proposals under consideration from time to time by the Congress and various federal agencies may materially affect the cable television industry. The following is a summary of federal laws and regulations affecting the growth and operation of the cable television industry and a description of certain state and local laws.

THE TELECOMMUNICATIONS ACT OF 1996.

  On February 1, 1996, Congress passed the 1996 Act, which was signed into law by the President on February 8, 1996. The 1996 Act substantially revises the Communications Act, including the 1984 Cable Act and the 1992 Cable Act under which the cable industry is regulated. During the next several months, the FCC is required to conduct various rulemaking proceedings to implement the provisions of the 1996 Act.

  The 1996 Act has been described as one of the most significant changes in communications regulation since the passage of the Communications Act. The 1996 Act modifies various rate regulation provisions of the Cable Act of 1992. Generally, under the 1996 Act, CPS tier rates are deregulated on March 31, 1999. Upon enactment, the CPS rates charged by small cable operators are deregulated in systems serving 50,000 or fewer subscribers. The 1996 Act also revises the CPS complaint filing procedures and adds a new effective competition test under which cable rates may be deregulated. The 1996 Act allows cable operators to aggregate equipment costs into broad categories, such as converter boxes, regardless of the varying levels of functionality of the equipment within each such broad category, on a franchise, system, regional, or company level. The statutory changes also facilitate the rationalizing of equipment rates across jurisdictional boundaries. These favorable cost-aggregation rules do not apply to the limited equipment used by basic service-only subscribers.

  The 1996 Act is intended, in part, to promote substantial competition in the marketplace for telephone local exchange service and in the delivery of video and other services and permits cable television operators to enter the local telephone exchange market. The Company's ability to offer telephone services competitively may be adversely affected by the degree and form of regulatory flexibility afforded to LECs, and in part, will depend upon the outcome of various FCC rulemakings, including the proceeding which will deal with the interconnection obligations of telecommunications carriers. The 1996 Act also repeals the cable television/telephone cross-ownership ban adopted in the 1984 Cable Act and permits LECs and other service providers to provide video programming.

  The most far-reaching changes in communications businesses will result from the telephony provisions of the 1996 Act. These provisions promote local exchange competition as a national policy by eliminating legal barriers to competition in the local telephone business and setting standards to govern the relationships among telecommunications providers, establishing uniform requirements and standards for entry, competitive carrier interconnection and unbundling of LEC monopoly services. The statute expressly preempts any legal barriers to competition under state and local laws. Many of these barriers have been lifted by state actions over the last few years, but the 1996 Act completes the task. The 1996 Act also establishes new requirements to maintain and enhance universal telephone service and new obligations for telecommunications providers to maintain the privacy of customer information.

  Under the 1996 Act, LECs may provide video service as cable operators or through OVSs, a regulatory regime that may give them more flexibility than traditional cable systems. (Under certain circumstances, cable operators also may be able to offer service through open video systems.) The 1996 Act eliminates the requirement that telephone companies file Section 214 applications with the FCC before providing video service. This will limit the ability of cable operators to challenge telephone company entry into the video market. With certain exceptions, the 1996 Act also restricts LECs acquiring incumbent cable operators in the LECs service area.

  Other parts of the 1996 Act also will affect cable operators. The 1996 Act directs the FCC to revise the current pole attachment rate formula. This will result in an increase in the rates paid by entities, including cable operators, that provide telecommunication services. (Cable operators that provide only cable services are unaffected.) Under the V-chip provisions of the 1996 Act, cable operators and other video providers are required to carry any program rating information that programmers include in video signals. Cable operators also are subject to new scrambling requirements for sexually explicit programming. In addition, cable operators that provide Internet access or other online services are subject to the new indecency limitations. The courts have preliminarily enjoined the enforcement of these content-based provisions relating to scrambling and Internet access.

  Under the 1996 Act, a franchising authority may not require a cable operator to provide telecommunications services or facilities, other than an institutional network, as a condition to a grant, renewal, or transfer of a cable franchise, and franchising authorities are preempted from regulating telecommunications services provided by cable operators and from requiring cable operators to obtain a franchise to provide such services. The 1996 Act also repeals the 1992 Cable Act's anti-trafficking provision which generally required the holding of cable television systems for three years.

  It is premature to predict the effect of the 1996 Act on the cable industry in general or the Company in particular. The FCC must undertake numerous rulemaking proceedings to interpret and implement the 1996 Act. It is not possible at this time to predict the outcome of those proceedings or their effect on the Company.

CABLE TELEVISION CONSUMER PROTECTION AND COMPETITION ACT OF 1992.

   In October 1992, Congress enacted the 1992 Cable Act. This legislation, which amended the 1984 Cable Act, made significant changes to the legislative and regulatory environment for the cable industry. The 1992 Cable Act became effective in December 1992, although certain provisions, most notably those dealing with rate regulation and retransmission consent, took effect at later dates. The 1992 Cable Act permitted a greater degree of regulation of the cable industry with respect to, among other things: (i) cable system rates for both basic and certain cable programming services; (ii) programming access and exclusivity arrangements; (iii) access to cable channels by unaffiliated programming services; (iv) leased access terms and conditions; (v) horizontal and vertical ownership of cable systems; (vi) customer service requirements;
(vii) franchise renewals; (viii) television broadcast signal carriage and retransmission consent; (ix) technical standards; (x) customer privacy; (xi) consumer protection issues; (xii) cable equipment compatibility; (xiii) obscene or indecent programming; and (xiv) subscription to tiers of service other than basic service as a condition of purchasing premium services. Additionally, the legislation encouraged competition with existing cable television systems by allowing municipalities to own and operate their own cable television systems without a franchise, preventing franchising authorities from granting exclusive franchises or unreasonably refusing to award additional franchises covering an existing cable system's service area, and prohibiting the common ownership of cable systems and co-located MMDS or SMATV systems. The 1992 Cable Act also precluded video programmers affiliated with cable television companies from favoring cable operators over competitors and required such programmers to sell their programming to other multichannel video distributors. The legislation required the FCC to initiate a number of rulemaking proceedings to implement various provisions of the statute, the majority of which, including certain proceedings related to rate regulation, have been completed.

  Various cable operators have filed actions in the United States District Court in the District of Columbia (the "D.C. District Court") challenging the constitutionality of several sections of the 1992 Cable Act. In April 1993, a three-judge panel of the D.C. District Court granted summary judgment for the government and upheld the constitutional validity of the must-carry provisions of the 1992 Cable Act. That decision was appealed directly to the United States Supreme Court, which vacated the decision in June 1994 and remanded it to the three-judge panel of the D.C. District Court for further proceedings. On December 12, 1995, the three-judge panel again upheld the must-carry rules' constitutional validity. Pending the Supreme Court's final review of the constitutionality of the must-carry rules, such rules continue in force.


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

  The cable operators' constitutional challenge to the balance of the 1992 Cable Act provisions was heard by a single D.C. District Court judge. In September 1993, the court upheld the constitutionality of all but three provisions of the statute (multiple ownership limits for cable operators, advance notice of free previews for certain programming services, and channel set-asides for DBS operators). This decision has been appealed to the D.C. Circuit. Recently, this court in a separate decision generally upheld the FCC's rate regulations which were implemented pursuant to the 1992 Cable Act.

CABLE COMMUNICATIONS POLICY ACT OF 1984.

   The 1984 Cable Act generally became effective in December 1984. This federal statute, which amended the Communications Act of 1934, established comprehensive national standards and guidelines for the regulation of cable television systems and identified the boundaries of permissible federal, state and local government regulation. The FCC, in turn, was charged with the responsibility for adopting rules to implement the 1984 Cable Act. Among other things, the 1984 Cable Act affirmed the right of franchising authorities (state or local, depending on the practice in individual states) to award one or more franchises within their jurisdictions. It also prohibited non-grandfathered cable television systems from operating without a franchise in such jurisdictions. In connection with new franchises, the 1984 Cable Act provides that in granting or renewing franchises, franchising authorities may establish requirements for cable-related facilities and equipment, but may not establish or enforce requirements for video programming or information services other than in broad categories.

FEDERAL REGULATION

  The FCC, the principal federal regulatory agency with jurisdiction over cable television, has promulgated regulations covering such areas as the registration of cable television systems, cross-ownership between cable television systems and other communications businesses, carriage of television broadcast programming, consumer education and lockbox enforcement, origination cablecasting and sponsorship identification, children's programming, the regulation of basic cable service rates in areas where cable television systems are not subject to effective competition, signal leakage and frequency use, technical performance, maintenance of various records, equal employment opportunity, and antenna structure notification, marking and lighting. The FCC may enforce these regulations through the imposition of substantial fines, the issuance of cease and desist orders and/or the imposition of other administrative sanctions, such as the revocation of FCC licenses needed to operate certain transmission facilities often used in connection with cable operations. The 1992 Cable Act required the FCC to adopt additional regulations covering, among other things, cable rates, broadcast signal carriage, consumer protection and customer service, leased access, indecent programming, programmer access to cable television systems, programming agreements, technical standards, consumer electronics equipment compatibility, ownership of home wiring, program exclusivity, equal employment opportunity, and various aspects of DBS system ownership and operation. A brief summary of certain of these federal regulations as adopted to date follows.

  Rate Regulation. The 1984 Cable Act generally preempted rate regulation for premium channels and optional cable programming service tiers. The 1984 Cable Act also deregulated basic cable rates for cable television systems determined by the FCC to be subject to effective competition. The 1992 Cable Act substantially changed the regulatory environment. Although the regulation of premium channels is still prohibited, the 1992 Cable Act replaced the FCC's effective competition test, under which most cable systems were not subject to local rate regulation, with a statutory provision that results in nearly all cable television systems becoming subject to local rate regulation of basic service. Additionally, the legislation eliminated the permissible automatic 5% annual rate increase for regulated basic services previously allowed by the 1984 Cable Act; required the FCC to adopt a formula for franchising authorities to enforce to assure that basic cable rates are reasonable; allowed the FCC to review rates for cable programming service tiers (other than per-channel or per-event services) in response to complaints filed by franchising authorities and/or cable customers; prohibited cable television systems from requiring subscribers to purchase service tiers above basic service in order to purchase premium services if the system is technically capable of doing so; required the adoption of regulations by the FCC to establish, on the basis of actual costs, the price for installation of cable service, remote controls, converter boxes and additional outlets; and permitted the imposition by the FCC of restrictions on the retiering and rearrangement of cable services, under certain limited circumstances. The FCC issued an initial set of rulemaking decisions designed to implement these rate regulation provisions in April 1993. Those regulations set standards for the regulation of basic and cable programming service tier rates. The FCC's rules governing rates generally became effective in September 1993.

  The initial April 1993 rate regulations adopted a benchmark price cap system for measuring the reasonableness of existing basic and cable programming service rates, and a formula for evaluating future rate increases. Alternatively, cable operators were given the opportunity to make cost-of-service showings to justify rates above the applicable benchmarks. As discussed below, the FCC has published regulations setting forth the procedures to be utilized in cost-of-service showings. The rules also require that charges for cable-related equipment (e.g., converter boxes and remote control devices) and installation services be unbundled from the provision of cable service and based upon actual costs plus a reasonable profit. Local franchising authorities and/or the FCC are empowered to order a reduction of existing rates. Refund liability for basic cable rates is limited to a one-year period, initially calculated from the effective date of the FCC's regulations. Refund liability for cable programming service rates is calculated from the date a complaint is filed with the FCC until the refund is implemented. In general, in order to avoid refund liability, cable operators whose rates were above FCC benchmark levels were required, absent a successful cost-of-service showing, to reduce those rates to the benchmark level or by up to 10% of the rates in effect on September 30, 1992, whichever reduction was less, adjusted for inflation and channel modifications occurring subsequent to September 30, 1992. The FCC, however, reserved the right to raise or lower the benchmarks that it established. The regulations also provided that future rate increases could not exceed an inflation-indexed amount, plus increases in certain costs beyond the cable operator's control, such as taxes, franchise fees and increased programming costs that exceed the inflation index.

  Commencing in September 1993, in accordance with the 1992 Cable Act, Cox adjusted the basic and cable programming service rates, related equipment, and installation and additional outlet charges in substantially all of its systems so as to bring these rates and charges into compliance with the applicable benchmark or cost levels. The cable systems formally owned by Times Mirror similarly adjusted their rates. Franchising authorities and the FCC issued refund orders concerning the basic and cable programming service rates, respectively, of several cable systems. These orders have generally been resolved.

  In February 1994, the FCC revised its benchmark regulations. Effective May 1994, cable television systems not seeking to justify rates with a cost-of-service showing were to reduce rates by up to 17% of the rates in effect on September 30, 1992, adjusted for inflation, channel modifications, equipment costs and certain increases in programming costs. Under certain conditions, systems were permitted to defer these rate adjustments until July 14, 1994. Further rate reductions for cable systems whose rates are below the revised benchmark levels, as well as reductions that would require operators to reduce rates below benchmark levels in order to achieve a 17% rate reduction, have been held in abeyance pending completion of cable system cost studies. The FCC recently requested some of these "low price" systems to complete cost study questionnaires. After review of these questionnaires, the Commission could decide to defer permanently any further rate reductions or require the additional 7% rate roll back for some or all of these systems. The FCC also adopted a cost-of-service rate form to permit operators to recover the costs of upgrading their plant.

  The FCC also revised its regulations governing the manner in which cable operators may charge subscribers for new channels added to cable programming services tiers. The FCC instituted a three-year flat fee mark-up plan. Commencing on January 1, 1995, operators may charge subscribers up to $.20 per channel for any channels added after May 14, 1994, but may not make adjustments to monthly rates totalling more than $1.20 plus an additional $.30 to cover programming license fees for those channels over the first two years of the three-year period. In year three, an additional channel may be added with another $.20 increase in rates. Rates may also increase in the third year to cover any additional costs for the programming for any of the channels added during the entire three-year period. Cable operators electing to use the $.20 per channel adjustment may not also take a 7.5% mark-up on programming cost increases, which is otherwise permitted under the FCC's regulations. The

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

FCC has requested further comment on whether cable operators should continue to receive the 7.5% mark-up on increases in license fees on existing programming services.

  In September 1995, the FCC authorized a new, alternative method of implementing rate adjustments which will allow cable operators to increase rates for programming annually on the basis of projected increases in external costs (programming costs, local regulatory fees and state and local taxes applicable to the provision of cable television services), inflation and changes in the number of regulated channels rather than on the basis of cost increases incurred in the preceding quarter. Operators that elect not to recover all of their accrued external costs and inflation pass-throughs each year may recover them (with interest) in subsequent years.

  Additionally, the FCC will permit cable operators to exercise their discretion in setting rates for NPTs so long as, among other conditions, the channels that are subject to rate regulation are priced in conformity with applicable regulations and cable operators do not remove programming services from existing rate-regulated service tiers and offer them on the NPT.

  In December 1995, the FCC adopted final cost-of-service rate regulations requiring, among other things, cable operators to exclude 34% of system acquisition costs related to intangible and tangible assets used to provide regulated services. The FCC also reaffirmed the industry-wide 11.25% after tax rate of return on an operator's allowable rate base, but initiated a further rulemaking in which it proposes to use an operator's actual debt cost and capital structure to determine an operator's cost of capital or rate of return. After a rate has been set pursuant to a cost-of-service showing, rate increases for regulated services are indexed for inflation, and operators are permitted to increase rates in response to increases in costs beyond their control, such as taxes and increased programming costs.

  The 1996 Act amends the rate regulation provisions of the 1992 Cable Act. The FCC has issued interim regulations implementing those amendments and has requested comments on its proposed final regulations. Regulation of basic cable service continues in effect until a cable system becomes subject to effective competition. Regulation of CPS rates will be deregulated in franchise areas with more than 50,000 residents on March 31, 1999. The 1996 Act deregulates rates of small operators upon enactment where a small cable operator serves 50,000 or fewer subscribers. A small cable operator is defined as an operator that serves fewer than 1% of all subscribers and is not affiliated with any entity whose gross annual revenues in the aggregate exceed $250 million. Subscribers are no longer permitted to file programming service complaints with the FCC, and complaints may only be brought by a franchising authority if, within 90 days after a rate increase becomes effective, it receives more than one subscriber complaint. The FCC is required to act on such complaints within 90 days. In addition to the existing definition of effective competition, a new effective competition test permits deregulation of both basic and CPS tier rates where a telephone company offers cable service by any means (other than direct-to-home satellite services) provided that such service is comparable to the services provided in the franchise area by the unaffiliated cable operator. The uniform rate provision of the 1992 Cable Act is amended to exempt bulk discounts to multiple dwelling units so long as a cable operator that is not subject to effective competition does not charge predatory prices to a multiple dwelling unit.

  Franchising authorities in a number of communities in which Cox operates cable television systems through various corporate subsidiaries initiated basic service rate regulation pursuant to Section 623 of the Communications Act and corresponding regulations of the FCC and required Cox to justify its existing basic service rates. In addition, certain subscribers and franchising authorities filed complaints with the FCC pursuant to Section 623 of the Communications Act and corresponding FCC regulations challenging the reasonableness of Cox's rates for cable programming services. Cox submitted rate justifications to these franchising authorities and filed responses to the rate complaints with the FCC. Franchising authorities and the FCC issued a number of rate decisions regarding basic and cable programming service rates, and the FCC is currently processing several additional rate complaints.

  On December 1, 1995, the FCC issued an order adopting the terms of a rate settlement in the form of a proposed resolution between Cox and the FCC's Cable Service Bureau (the "Resolution"). The order resolves

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

the outstanding programming service rate complaints covering all of Cox's systems as of June 30, 1995. The order provides for $7 million in refunds plus interest and covers one million subscribers. The fees paid by the former TMCT subscribers for additional outlets have been eliminated as of January 6, 1996 and account for virtually all of the refund amount. The order also permits Cox to move as many as four regulated services to a new tier in each franchise area where an a la carte package previously was not provided, which provides Cox additional pricing flexibility for this new tier. In addition, the order confirms that Cox's cable programming service tier rates, as of June 30, 1995, are not unreasonable and that the acceptance of the Resolution by the FCC does not constitute an admission by Cox of any violation or failure to conform to any law, rule or policy. On January 29, 1996, the City of Irvine and six other cities located in California filed an appeal to set aside the order in the United States Court of Appeals for the Ninth Circuit. The FCC is a party to the appeal and Cox has been granted leave to intervene. Cox cannot predict the outcome of this appeal.

  Carriage of Broadcast Television Signals. The 1992 Cable Act contains new signal carriage requirements. The FCC adopted rules implementing the must-carry provisions for non-commercial and commercial stations and retransmission consent for commercial stations in March 1993. These new rules allow commercial television broadcast stations which are "local" to a cable system, i.e., the system is located in the station's Area of Dominant Influence ("ADI"), to elect every three years whether to require the cable system to carry the station, subject to certain exceptions, or whether to require the cable system to negotiate for "retransmission consent" to carry the station. The first such election was made in June 1993 and thus Cox will go through the process again in 1996. A recent amendment to the Copyright Act of 1976 will in some cases increase the number of stations that may elect must-carry status on cable systems located within such stations' ADI. Cable systems must obtain retransmission consent for the carriage of all "distant" commercial broadcast stations, except for certain "superstations" (i.e., commercial satellite-delivered independent stations such as WTBS), commercial radio stations and certain low-powered television stations. All commercial stations entitled to carriage were to have been carried by June 1993, and any non-must-carry stations (other than superstations) for which retransmission consent had not been obtained could no longer be carried after October 5, 1993. A number of stations previously carried by Cox's cable television systems elected retransmission consent. Cox generally reached agreements with broadcasters who elected retransmission consent or negotiated extensions to the October 5, 1993 deadline and thus far has not been required to pay cash compensation to broadcasters for retransmission consent. Cox has agreed to carry some services (e.g., fX and ESPN2) in specified markets pursuant to retransmission consent agreements which it believes are comparable to those entered into by most other large cable television operators. Local non-commercial television stations are also given mandatory carriage rights, subject to certain exceptions, within the larger of: (i) a 50 mile radius from the station's city of license; or (ii) the station's Grade B contour (a measure of signal strength). Unlike commercial stations, non-commercial stations are not given the option to negotiate retransmission consent for the carriage of their signal. The must-carry provisions for non-commercial stations became effective in December 1992.

  Nonduplication of Network Programming. Cable television systems that have 1,000 or more customers must, upon the appropriate request of a local television station, delete the simultaneous or nonsimultaneous network programming of a distant station when such programming has also been contracted for by the local station on an exclusive basis.

  Deletion of Syndicated Programming. FCC regulations enable television broadcast stations that have obtained exclusive distribution rights for syndicated programming in their market to require a cable system to delete or "black out" such programming from other distant television stations which are carried by the cable system. The extent of such deletions will vary from market to market and cannot be predicted with certainty. However, it is possible that such deletions could be substantial and could lead the cable operator to drop a distant signal in its entirety. The FCC also has commenced a proceeding to determine whether to relax or abolish the geographic limitations on program exclusivity contained in its rules, which would allow parties to set the geographic scope of exclusive distribution rights entirely by contract, and to determine whether such exclusivity rights should be extended to noncommercial educational stations. It is possible that the outcome of these proceedings will increase the amount of programming that cable operators are required to black out. Finally, the

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

FCC has declined to impose equivalent syndicated exclusivity rules on satellite carriers who provide services to the owners of home satellite dishes similar to those provided by cable systems.

  Registration Procedure and Reporting Requirements. Prior to commencing operation in a particular community, all cable television systems must file a registration statement with the FCC listing the broadcast signals they will carry and certain other information. Additionally, cable operators periodically are required to file various informational reports with the FCC.

  Technical Requirements. Historically, the FCC has imposed technical standards applicable to the cable channels on which broadcast stations are carried, and has prohibited franchising authorities from adopting standards which were in conflict with or more restrictive than those established by the FCC. Local franchising authorities are permitted to enforce the FCC's new technical standards. The FCC also has adopted additional standards applicable to cable television systems using frequencies in the 108-137 MHz and 225-400 MHz bands in order to prevent harmful interference with aeronautical navigation and safety radio services and has also established limits on cable system signal leakage. The 1992 Cable Act requires the FCC to update its technical standards periodically to take into account changes in technology.

  Pole Attachments. The FCC currently regulates the rates, terms and conditions imposed by certain public utilities for use of their poles, unless under the Federal Pole Attachment Act state public utilities commissions are able to demonstrate that they regulate rates, terms and conditions of the cable television pole attachments. A number of states and the District of Columbia have so certified to the FCC. In the absence of state regulation, the FCC administers such pole attachment rates through use of a formula which it has devised and from time to time revises. The 1996 Act extends the regulation of rates, terms and conditions of pole attachments to telecommunications service providers, and requires the FCC to prescribe regulations to govern the charges for pole attachments used by telecommunications carriers to provide telecommunications services when the parties fail to resolve the dispute over such charges. The 1996 Act, among other provisions, increases significantly future pole attachment rates for cable systems which use pole attachments in connection with the provision of telecommunications services as a result of a new rate formula charged to telecommunications carriers for the non-useable space of each pole. These rates are to be phased in after a five-year period.

  Regulatory Fees and Other Matters. Pursuant to the Communications Act, the FCC has adopted requirements for payment of annual "regulatory fees" by the various industries it regulates, including the cable television industry. Currently, cable television systems are required to pay regulatory fees of $0.49 per subscriber per year, which may be passed on to subscribers as "external cost" adjustments to rates for basic cable service. The FCC has proposed increasing this annual fee to $0.50 per subscriber. Fees are also assessed for other licenses, including licenses for business radio and cable television relay systems (CARS). Those fees, however, may not be collected directly from subscribers.

  In addition, the FCC has adopted regulations pursuant to the 1992 Cable Act which require cable systems to permit customers to purchase video programming on a per-channel or a per-event basis without the necessity of subscribing to any tier of service, other than the basic service tier, unless the cable system is technically incapable of doing so. Generally cable systems must become technically capable of complying with the statutory obligation by December 2002. Consistent with its statutory obligations, the FCC also has adopted a number of measures for improving compatibility between existing cable systems and consumer electronics equipment, including a prohibition from scrambling program signals carried on the basic tier, absent a waiver. The FCC also is considering whether to extend this prohibition to cover all regulated tiers of programming.

  In December 1994, the FCC announced that its longstanding Emergency Broadcast System rules were to be replaced. The new rules establish cable television and broadcast technical standards to support a new Emergency Alert System. Cable operators must install and activate equipment necessary for the new system by July 1, 1997.

  FCC regulations also address the carriage of local sports programming; restrictions on origination and cablecasting by cable system operators; application of the rules governing political broadcasts; customer service standards; home wiring and limitations on advertising contained in nonbroadcast children's programming. The FCC has initiated a rulemaking to consider, among other issues, whether to adopt uniform regulations governing telephone and cable inside wiring. The regulations ultimately adopted by the FCC could affect the Company's ownership interests and access to inside wiring used to provide telephony and video programming services. In a related rulemaking proceeding, the FCC will consider the appropriate treatment of inside wiring in multiple dwelling unit ("MDU") buildings. The outcome of that rulemaking could affect cable operators' access to inside wiring in MDUs.

  Consumer Equipment. The 1996 Act requires the FCC, in consultation with industry standard-setting organizations, to adopt regulations which would encourage commercial availability to consumers of all services offered by multichannel video programming distributors. The regulations adopted may not prohibit programming distributors from offering consumer equipment, so long as the cable operator's rates for such equipment are not subsidized by charges for the services offered. The rules also may not compromise the security of the services offered, or the efforts of service providers from preventing theft of service. The FCC may waive these rules so as not to hinder the development of advanced services and equipment. The 1996 Act requires the FCC to examine the market for closed captioned programming and prescribe regulations which ensure that video programming, with certain exceptions, is fully accessible through closed captioning.

  Franchise Fees and Obligations. Although franchising authorities may impose franchise fees under the 1984 Cable Act, such payments cannot exceed 5% of a cable system's annual gross revenues. Franchising authorities are also empowered in awarding new franchises or renewing existing franchises to require cable operators to provide cable-related facilities and equipment and to enforce compliance with voluntary commitments. In the case of franchises in effect prior to the effective date of the 1984 Cable Act, franchising authorities may enforce requirements contained in the franchise relating to facilities, equipment and services, whether or not cable-related. The 1984 Cable Act, under certain limited circumstances, permits a cable operator to obtain modifications of franchise obligations.

  Renewal of Franchises. The 1984 Cable Act established renewal procedures and criteria designed to protect incumbent franchisees against arbitrary denials of renewal. These formal procedures are mandatory only if timely invoked by either the cable operator or the franchising authority. Even after the formal renewal procedures are invoked, franchising authorities and cable operators remain free to negotiate a renewal outside the formal process. Although the procedures provide substantial protection to incumbent franchisees, renewal is by no means assured, as the franchisee must meet certain statutory standards. Even if a franchise is renewed, a franchising authority may impose new and more onerous requirements such as upgrading facilities and equipment, although the municipality must take into account the cost of meeting such requirements.

  The 1992 Cable Act made several changes to the process which could make it easier in some cases for a franchising authority to deny renewal. The cable operator's timely request to commence renewal proceedings must be in writing and the franchising authority must commence renewal proceedings not later than six months after receipt of such notice. Within a four-month period beginning with the submission of the renewal proposal, the franchising authority must grant or preliminarily deny the renewal. Franchising authorities may consider the "level" of programming service provided by a cable operator in deciding whether to renew. Franchising authorities are no longer precluded from denying renewal based on failure to substantially comply with the material terms of the franchise where the franchising authority has "effectively acquiesced" to such past violations. Rather, the franchising authority is estopped only if, after giving the cable operator notice and opportunity to cure, the authority fails to respond to a written notice from the cable operator of its failure or inability to cure. Courts may not reverse a denial of renewal based on procedural violations found to be "harmless error."

  Competing Franchises. Questions concerning the ability of municipalities to award a single cable television franchise and to impose certain franchise restrictions upon cable television companies have been considered in several recent federal appellate and district court decisions. These decisions have been somewhat inconsistent and, until the United States Supreme Court rules definitively on the scope of cable television's First

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

Amendment protections, the legality of the franchising process and of various specific franchise requirements is likely to be in a state of flux. It is not possible at the present time to predict the constitutionally permissible bounds of cable franchising and particular franchise requirements. However, the 1992 Cable Act, among other things, prohibits franchising authorities from unreasonably refusing to grant franchises to competing cable television systems and permits franchising authorities to operate their own cable television systems without franchises.

  Channel Set-Asides. The 1984 Cable Act permits local franchising authorities to require cable operators to set aside certain channels for public, educational and governmental access programming. The 1984 Cable Act further requires cable television systems with 36 or more activated channels to designate a portion of their channel capacity for commercial leased access by unaffiliated third parties. While the 1984 Cable Act allowed cable operators substantial latitude in setting leased access rates, the 1992 Cable Act requires leased access rates to be set according to an FCC-prescribed formula. The FCC adopted such a formula and implemented regulations in April 1993, but various parties filed petitions requesting the FCC to reconsider aspects of its decision. In response the FCC has proposed revising the formula that determines the rates operators may charge for these channels. If adopted, this formula could result in lower leased access charges and a greater demand for leased access channel capacity. This could cause the displacement of some programming services that are currently being programmed on channels which must be allocated for leased access use.

  Ownership. The FCC rules and federal law generally prohibited the direct or indirect common ownership, operation, control or interest in a cable television system, on the one hand, and a local television broadcast station whose television signal (predicted grade B contour as defined under FCC regulations) reaches any portion of the community served by the cable television system, on the other hand. For purposes of the cross-ownership rules, "control" of licensee companies is attributed to all 5% or greater stockholders, except for mutual funds, banks and insurance companies which may own less than 10% without attribution of control. The FCC has requested comment as to whether to raise the attribution criteria from 5% to 10% and for passive investors from 10% to 20%, and whether it should exempt from attribution certain widely held limited partnership interests where each individual interest represents an insignificant percentage of total partnership equity. The 1996 Act eliminates the statutory ban on the cross-ownership of a cable television system and a television station, and permits the FCC to amend or revise its own regulations regarding the cross-ownership ban. The FCC recently lifted its ban on the cross-ownership of cable television systems by broadcast networks and revised its regulations to permit broadcast networks to acquire cable television systems serving up to 10% of the homes passed in the nation, and up to 50% of the homes passed in a local market. The local limit would not apply in cases where the network-owned cable system competes with another cable operator.

  Finally, in order to encourage competition in the provision of video programming, the FCC adopted a rule in 1993 prohibiting the common ownership, affiliation, control or interest in cable television systems and MMDS facilities having overlapping service areas, except in very limited circumstances. The 1992 Cable Act also codified this restriction and extended it to co-located SMATV systems, except that a cable system may acquire a co-located SMATV system if it provides cable service to the SMATV system in accordance with the terms of its cable television franchise. Permitted arrangements in effect as of October 5, 1992 were grandfathered. The 1992 Cable Act permits states or local franchising authorities to adopt certain additional restrictions on the transfer of ownership of cable television systems. The 1996 Act amended the MMDS/SMATV co-ownership ban to permit co-ownership of MMDS and SMATV systems in areas where the cable operator is subject to effective competition.

  The cross-ownership prohibitions would preclude investors from holding ownership interests in the Company if they simultaneously served as officers or directors of, or held an attributable ownership interest in, these other businesses, and would also preclude the Company from acquiring a cable television system when the Company's officers or directors served as officers or directors of, or held an attributable ownership in, these other businesses which were located within the same area as the cable television system which was to be acquired.

  The 1996 Act generally restricts common carriers from holding greater than a 10% financial interest or any management interest in cable operators which provide cable service within the carrier's telephone exchange service area or from entering joint ventures or partnerships with cable operators in the same market subject to four general exceptions which include population density and competitive market tests. The FCC may waive the buyout restrictions if it determines that, because of the nature of the market served by the cable system or the telephone exchange facilities, the cable operator or LEC would be subject to undue economic distress by enforcement of the restrictions, the system or LEC facilities would not be economically viable if the provisions were enforced, the anticompetitive effects of the proposed transaction clearly would be outweighed by the public interest in serving the community, and the local franchising authority approves the waiver.

  Pursuant to the 1992 Cable Act, the FCC has imposed limits on the number of cable television systems which a single cable operator may own. In general, no cable operator may hold an attributable interest in cable television systems which pass more than 30% of all homes nationwide. Attributable interests for these purposes include voting interests of 5% or more (unless there is another single holder of more than 50% of the voting stock), officerships, directorships and general partnership interests. The FCC has stayed the effectiveness of these rules pending the outcome of the appeal of the United States District Court decision holding the multiple ownership limit provision of the 1992 Cable Act unconstitutional. The FCC also has adopted rules which limit the number of channels on a cable television system that can be occupied by programming in which the entity that owns the cable television system has an attributable interest. The limit is 40% of all activated channels.

  Federal cross-ownership restrictions have previously limited entry into the cable television business by potentially strong competitors such as telephone companies. The 1996 Act repeals the cross-ownership ban and provides that telephone companies may operate cable television systems within their own service areas.

  All the Bell Operating Companies (except Southwestern Bell) and most of the major independent telephone companies initially requested authority from the FCC to provide video dialtone service in certain portions of their service areas, but generally these companies have postponed or withdrawn their video dialtone proposals. The 1996 Act repeals the FCC's video dialtone rules, but does not require the termination of any video dialtone system that the FCC had approved prior to the enactment of the 1996 Act.

  The 1996 Act will enable telephone companies to provide video programming services as common carriers, cable operators or OVS operators. If OVS systems become widespread in the future, cable television systems could be placed at a competitive disadvantage because, unlike OVS operators, cable television systems are required to obtain local franchises to provide cable television service and must comply with a variety of obligations under such franchises. Under the 1996 Act, common carriers leasing capacity for the provision of video programming services over cable television systems or OVS operators are not bound by the interconnection obligations of Title II, which otherwise would require the carrier to make capacity available on a nondiscriminatory basis to any other person for the provision of cable service directly to subscribers. Additionally, under the 1996 Act, common carriers providing video programming are not required to obtain a Section 214 certification to establish or operate a video programming delivery system.

  Common carriers that qualify as OVS operators are exempt from many of the regulatory obligations that currently apply to cable operators. However, certain restrictions and requirements that apply to cable operators will still be applicable to OVS operations. Common carriers that elect to provide video services over an OVS may do so upon obtaining certification by the FCC. The 1996 Act requires the FCC to adopt rules governing the manner in which an OVS operator provides video programming services. Among other requirements, the 1996 Act prohibits OVS operators from discriminating in the provision of video programming services and requires OVS operators to limit carriage of video services selected by the OVS operator to one-third of the OVS's capacity. OVS operators must also comply with the FCC's sports exclusivity, network nonduplication and syndicated exclusivity restrictions, public, educational, and government channel use requirements, the "must-carry" requirements of the 1992 Cable Act, and regulations that prohibit anticompetitive behavior or discrimination in the prices, terms and conditions of providing vertically integrated satellite-delivered programming. OVS operators are also treated as cable operators for purposes of copyright liability. Upon compliance with such requirements, an OVS operator will be exempt from various statutory restrictions which apply to cable operators, such as broadcast-cable ownership restrictions, commercial leased access requirements, franchising, rate regulation, and consumer electronics compatibility requirements. Although OVS operators are not subject to franchise fees, as defined by the 1996 Act, they may be subject to fees charged by local franchising authorities or other governmental entities in lieu of franchise fees. Such fees may not exceed the rate at which franchise fees are imposed on cable operators and may be itemized separately on subscriber bills.

STATE AND LOCAL REGULATION

  Cable Television Regulation. Because a cable television system uses local streets and rights-of-way, cable television systems are subject to state and local regulation, typically imposed through the franchising process. Consistent with the Communications Act, state and/or local officials are usually involved in franchise selection, system design and construction, safety, service rates, consumer relations, billing practices and community-related programming and services.

  Cable television systems generally are operated pursuant to non-exclusive franchises, permits or licenses granted by a municipality or other state or local government entity. Franchises generally are granted for fixed terms and in many cases are terminable if the franchise operator fails to comply with material provisions. Although the 1984 Cable Act provides for certain procedural protections, there can be no assurance that renewals will be granted or that renewals will be made on similar terms and conditions. Franchises usually call for the payment of fees, often based on a percentage of the system's gross customer revenues, to the granting authority. Upon receipt of a franchise, the cable system owner usually is subject to a broad range of obligations to the issuing authority directly affecting the business of the system. The terms and conditions of franchises vary materially from jurisdiction to jurisdiction, and even from city to city within the same state, historically ranging from reasonable to highly restrictive or burdensome. The 1984 Cable Act places certain limitations on a franchising authority's ability to control the operation of a cable system, and courts have from time to time reviewed the constitutionality of several general franchise requirements, including franchise fees and access channel requirements, often with inconsistent results. On the other hand, the 1992 Cable Act prohibits exclusive franchises and allows franchising authorities to exercise greater control over the operation of franchised cable television systems, especially in the area of customer service and rate regulation. The 1992 Cable Act also allows franchising authorities to operate their own multichannel video distribution system without having to obtain a franchise and permits states or local franchising authorities to adopt certain restrictions on the ownership of cable television systems. Moreover, franchising authorities have immunity from monetary damage awards arising from regulation of cable television systems or decisions made on franchise grants, renewals, transfers and amendments.

  The specific terms and conditions of a franchise and the laws and regulations under which it was granted directly affect the profitability of the cable television system. Cable franchises generally contain provisions governing charges for basic cable television services, fees to be paid to the franchising authority, length of the franchise term, renewal, sale or transfer of the franchise, territory of the franchise, design and technical performance of the system, use and occupancy of public streets and number and types of cable services provided.

  Various proposals have been introduced at the state and local levels with regard to the regulation of cable television systems, and a number of states have adopted legislation subjecting cable television systems to the jurisdiction of centralized state governmental agencies, some of which impose regulation of a character similar to that of a public utility.

  Telecommunications Regulation. The telecommunications services currently offered by Cox affiliates and Sprint Spectrum are subject to varying degrees of federal, state and local regulation. The FCC exercises jurisdiction over all facilities of, and services offered by telecommunications service providers to the extent that those facilities are used to provide, originate and terminate interstate or international communications.

  Landline Telecommunications Services. While the current switched voice and data market is dominated by local exchange companies, also known as incumbent LECs, the 1996 Act presents new opportunities for new entrants into these markets. The LECs provide a full range of local telecommunications services and equipment to customers, as well as originating and terminating access to their local networks to interexchange carriers and commercial mobile radio service providers. Because LECs historically have had exclusive state franchises by law to provide telephone services, they have established monopoly relationships with their customers. Under the new law and subject to certain exemptions for rural telephone companies, the FCC is directed to preempt any state law or regulation that prevents new competitive entry into incumbent LEC markets.

  The 1996 Act also eliminates the interexchange (interLATA) restrictions contained in the Modified Final Judgment, the 1984 consent decree, and establishes procedures under which a Bell Operating Company (BOC) can enter the market for interLATA services within its telephone service area. Before a BOC can enter the landline interLATA market, it must enter into a state-approved interconnection agreement with a company that provides local exchange service to business and residential customers predominantly over its own facilities. Alternatively, if no such competitor requests interconnection, the BOC can request authority to provide interLATA services if it offers interconnection pursuant to state-approved terms and conditions. The interconnection provided by the BOC must comply with a "competitive checklist".

  Regulatory Requirements for all LECs, Including New Entrants. Under the 1996 Act, new landline entrants will become subject to additional federal regulatory requirements when they provide local exchange service in any market. The 1996 Act imposes a number of access and interconnection requirements on all LECs, with additional requirements imposed on incumbent LECs. Specifically, the 1996 Act requires the FCC to adopt rules within six months under which all LECs must provide telephone number portability, dialing parity, reciprocal compensation for traffic transport and termination, resale and access to rights of way. In addition, the 1996 Act specifies procedures for state commissions to review and approve both voluntary and compulsory interconnection agreements entered into between new entrants and incumbent LECs. Although these requirements are intended primarily to benefit new entrants, the effect of the 1996 Act on reducing the competitive advantage of the incumbent LECs will be uncertain until the FCC implements its statutory mandate and states begin reviewing interconnection agreements. These requirements also place burdens on new entrants that may benefit other competitors. In particular, the resale requirement means that a company can resell the facilities of a new entrant without making a similar investment in facilities.

  One of the primary goals of the original Communications Act of 1934 was to extend telephone service to all citizens of the United States. This goal has been achieved primarily by maintaining the rates for basic local exchange service at a reasonable level. It was widely accepted that incumbent LECs were able to maintain relatively low local rates by subsidizing them with revenues from business and toll services, and by subsidizing rural service at the expense of urban customers. The extent of these subsidies has been widely disputed and incumbent LECs that have this information have not made it available for review and verification.

  The 1996 Act continues the goal of preserving and advancing universal service by requiring the FCC to establish an explicit mechanism for subsidizing service to those who might otherwise drop off the public switched telephone network. Although the details will be determined by the FCC in consultation with a Federal-State joint board of regulators, the legislation specifies that all telecommunications carriers will be required to contribute and carriers that serve eligible customers can apply to receive subsidies. State universal service programs may also continue in effect so long as they are administered on a competitively neutral basis.

  Depending upon how the FCC implements its statutory mandate and states adjust their programs, this subsidy mechanism may provide an additional source of revenue to those LECs willing and able to provide service to those markets that are less financially desirable, either because of the high cost of providing service or the limited revenues that might be available from serving a particular subset of customers in an area, i.e., residential customers.

  Another goal of the 1996 Act is to increase competition for telecommunications services, thereby reducing the need for continuing regulation of these services. To this end the 1996 Act requires the FCC to streamline its regulation of incumbent LECs and permits the FCC to forbear from regulating particular classes of telecommunications services or providers, including potentially relaxation or eventual termination of FCC service tariffing requirements.

  The 1996 Act eliminates the requirement that incumbent LECs obtain FCC authorization prior to constructing facilities for interstate services. The 1996 Act also limits the FCC's ability to review incumbent LEC tariff filings. These changes will increase the speed with which incumbent LECs are able to introduce new service offerings and new pricing of existing services, thereby increasing their flexibility to respond to new entrants.

  In addition to incumbent LECs and existing competitive access providers, new entrants potentially capable of offering switched and non-switched services include individual cable television companies, electric utilities, long distance carriers, microwave carriers, wireless service providers, resellers and private networks built by large end-users.

  Broadband PCS Auction. The FCC has allocated 120 MHz of spectrum in the 2 GHz band to be licensed to competing broadband PCS providers, which it is anticipated will offer advanced digital wireless services in competition with current cellular and specialized mobile radio services as well as with landline telephone service. Broadband PCS spectrum was first auctioned by MTA licenses by the FCC in an auction which ended in mid-March 1995. Ultimately, six broadband PCS licenses will be auctioned in each service area (except that only five licenses will be auctioned in the three markets in which pioneer preference licenses were issued), and FCC rules permit some aggregation of PCS spectrum by PCS operators. The first broadband PCS auction included two 30 MHz frequency blocks of spectrum (Blocks "A" and "B") licensed by MTA. The auction for 30 MHz blocks of broadband spectrum, licensed using Basic Trading Areas, was recently completed (Block "C" auction). Block C licenses are available only to parties that meet specific FCC eligibility criteria. Another Basic Trading Area spectrum block, Block "F," will be auctioned only to parties meeting specific eligibility criteria following the Block "C" auction. The FCC has not finally determined a schedule for the final auctions for two Basic Trading Area 10 MHz blocks of spectrum, Blocks "D" and "E," which will not be subject to the additional eligibility requirements imposed on Blocks "C" and "F," and it is possible that the FCC may combine these auctions rather than proceed to auction on a block-by-block basis.

  Pioneer Preference Licenses. The issuance of PCS licenses under the pioneer preference program and the amounts to be paid by the recipients for their licenses have been the subject of legislation and litigation. On August 9, 1994, after the pioneer preference awards were made but before the PCS licenses were issued, the FCC decided that the issuance of any broadband PCS license under the pioneer preference program would be conditioned on the recipient's payment of 90% of an average value determined from the auction of certain other broadband PCS licenses. The decision was appealed to the D.C. Circuit. While the appeal was pending, Congress began final deliberations on GATT, which included a provision that would replace the FCC's payment formula with a requirement that each recipient of PCS licenses under the pioneer preference program pay the greater of (i) its share of $400 million (allocated among the three recipients in proportion to the population of their respective markets) or (ii) 85% of an average value determined from the auction of a designated group of broadband PCS licenses. The GATT provision also permitted the recipients to pay for their licenses over five years, with only payments of interest required during the first two years. GATT was passed by the Congress and became law on December 8, 1994. Following Congressional approval of GATT, the FCC on December 2, 1994 dismissed all pending petitions for reconsideration of its order in which the FCC announced its intention to issue PCS licenses under the pioneer preference program. The FCC based its action on a provision of GATT that prohibits administrative or judicial review of the FCC's original decision. The FCC's December 2, 1994 order was also appealed to the D.C. Circuit. On December 14, 1994, the FCC issued PCS licenses to three "pioneers," including CEI (which subsequently transferred the license to Cox) and APC, and this order was also appealed to the D.C. Circuit. The appellants contend that the GATT provisions dealing with the pioneer preference licenses are unconstitutional. By order dated March 30, 1995, the D.C. Circuit created a new Docket No. 95-1185 for purposes of ruling on the issue of the constitutionality of the GATT legislation and held appeals of the August 9, December 2 and December 14 FCC orders in abeyance pending a ruling in Docket No. 95-1185. The court issued a briefing schedule and, although several of the more significant petitioners withdrew from the case, two petitioners filed a brief challenging the constitutionality of the GATT legislation. On November 2, the D.C. Circuit granted the FCC's motion to dismiss the constitutional challenges of these two petitioners on the ground that neither had alleged facts sufficient to establish standing to pursue the constitutional challenge. The dismissed petitioners did not seek reconsideration of their dismissal and the FCC considers all judicial challenges to the award of the preference licenses to have ended.

  The FCC has calculated that the amount payable by Cox for its license under the GATT formula is approximately $251.9 million. For comparison, the successful bid for the "B" Block PCS license in the Los Angeles-San Diego MTA was $493.5 million and the amount that would have been payable by Cox under the formula in the FCC's August 9, 1994 order is $264.3 million.

  On March 8, 1996, the FCC adopted an order specifying the payment procedures for the licenses. The first installment payment was due and paid on April 8, 1996 and installments are due quarterly thereafter. The FCC determined that the interest rate to be applied to all three licenses was to be fixed at the five year Treasury Note rate plus 2.5%, which results in a 7.75% rate at the time of the order. Interest will accrue from the time of the order and the order states that the pioneer's installment payments are guaranteed by their licenses.

  In the 1993 Budget Act, Congress gave the FCC the authority to preempt states from regulating the entry of or the rates charged by any Commercial Mobile Radio Service ("CMRS") provider, including PCS providers. On February 3, 1994, the FCC adopted rules implementing the 1993 Budget Act and created the CMRS regulatory classification. The CMRS classification applies to all mobile services (including PCS) that are for profit and that provide interconnected service to the public or a substantial portion of the public. At that time, the FCC preempted state regulation and established a procedure for states to petition the FCC for authority to regulate CMRS rates. Eight states submitted requests to continue regulation of cellular providers within their jurisdictions. On May 19, 1995, the FCC released orders denying the requests.

  States are permitted under the 1993 Budget Act to regulate "other terms and conditions" of CMRS, including the siting and zoning of CMRS equipment. A petition for rulemaking is pending before the FCC requesting that the FCC preempt state and local siting and zoning regulation to the extent such regulation acts to inhibit or prevent entry into the CMRS marketplace. The petition generally has been opposed by state and local governments and supported by CMRS providers and potential PCS providers. The 1996 Act contains a provision requiring state and local governments from discriminating in their zoning decisions that apply to personal wireless service facilities and enforcing rules or regulations that prevent the provision of wireless services.

  Additionally, the 1996 Act specifically determined that CMRS providers are not required to provide equal access to interexchange carriers for the provision of interexchange services. While the FCC may prescribe rules for the unblocking of access to a preferred interexchange carrier, the legislation does away with the equal access requirement imposed on the wireless affiliates of the BOCs. In addition, the 1996 Act permits the BOCs, on enactment, to provide interexchange service to their cellular customers.

  The foregoing does not purport to describe all present and proposed federal, state and local regulations and legislation relating to the cable television or telephony industries. Other existing federal regulations, copyright licensing and, in many jurisdictions, state and local franchise requirements currently are the subject of a variety of judicial proceedings, legislative hearings and administrative and legislative proposals which could change, in varying degrees, the manner in which cable television or telephony systems operate. Neither the outcome of these proceedings nor their impact upon the cable television or telephony industries can be predicted at this time.

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

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of Cox are as set forth below. Directors and executive officers of Cox are elected to serve until they resign or are removed, or other otherwise disqualified to serve, or until their successors are elected and qualified. Directors of Cox are elected at the annual meeting of stockholders. Officers of Cox are elected at the Board's first meeting after each annual meeting of stockholders. The ages of the persons set forth below are as of March 19, 1996.

NAME                        AGE                POSITION WITH COX
- ----                        ---                -----------------
James C. Kennedy...........  48 Chairman of the Board of Directors
James O. Robbins...........  53 Director, President and Chief Executive Officer
Barry R. Elson.............  54 Executive Vice President, Operations
Alex B. Best...............  55 Senior Vice President, Engineering
Ajit M. Dalvi..............  53 Senior Vice President, Marketing and Programming
                                Senior Vice President, Finance and Chief
Jimmy W. Hayes.............  43 Financial Officer
Robert C. O'Leary..........  57 Senior Vice President, Operations
David M. Woodrow...........  50 Senior Vice President, Broadband Services
Margaret A. Belville.......  42 Vice President--Operations
Claus F. Kroeger...........  44 Vice President--Operations
James A. Hatcher...........  44 Vice President--Legal and Regulatory Affairs
Janet Morrison Clarke......  43 Director
John R. Dillon.............  54 Director
David E. Easterly..........  53 Director
Robert F. Erburu...........  65 Director
Andrew J. Young............  63 Director

  James C. Kennedy has served as Chairman of the Board of Directors and Chief Executive Officer of CEI since January 1988, and prior to that time was CEI's President and Chief Operating Officer. Mr. Kennedy was elected the Chairman of the Board of Directors of Cox in May 1994. Mr. Kennedy joined CEI in 1972, and initially worked with CEI's Atlanta Newspapers. Mr. Kennedy serves on the Board of Governors and the Executive Board of the Newspaper Association of America, and is a Director of National Service Industries, Inc. (a public company) and Flagler System, Inc., and is an advisory director of Texas Commerce Bankshares, Inc. Mr. Kennedy holds a B.A. from the University of Denver.

  James O. Robbins has served as President of Cox since September 1985, and as Chief Executive Officer since May 1994. Mr. Robbins was elected a Director of Cox in May 1994. Mr. Robbins joined Cox in September 1983 and has served as Vice President, Cox Cable New York City and as Senior Vice President, Operations of Cox. Prior to joining Cox, Mr. Robbins held management and executive positions with Viacom Communications, Inc. and Continental Cablevision. Mr. Robbins is a director of TCGI and is a member of the Executive Committee of the NCTA. Mr. Robbins holds a B.A. from the University of Pennsylvania and an M.B.A. from Harvard Business School.

  Barry R. Elson has served as Executive Vice President, Operations since November 1994. Mr. Elson joined Cox in February 1983 as Vice President and General Manager of Cox's Western Division and was promoted to Senior Vice President, Operations in September 1983. Prior to joining Cox, Mr. Elson served as Vice President, Corporate Development with United Cable Television Corporation. Mr. Elson holds a B.A. from Dartmouth College and an M.B.A. from Cornell University.

  Alex B. Best has served as Senior Vice President, Engineering since January 1989. Mr. Best joined Cox as Vice President, Engineering in April 1986, following 20 years with Scientific-Atlanta's cable television business. Mr. Best holds a B.S.E.E. and an M.S.E.E. from the Georgia Institute of Technology.

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

  Ajit M. Dalvi has served as Senior Vice President, Marketing and Programming since April 1987. Mr. Dalvi joined Cox in February 1982 as Director, Marketing, and later served as Vice President, Marketing Planning and Development and Vice President, Marketing and Programming. Prior to joining Cox, Mr. Dalvi held a series of marketing positions with Coca-Cola USA. Mr. Dalvi currently is a director of StarSight. Mr. Dalvi holds a B.A. from Bombay University and an M.B.A. from the Indian Institute of Management, an affiliate of Harvard Business School.

  Jimmy W. Hayes has served as Senior Vice President, Finance and Chief Financial Officer of Cox since January 1992. Mr. Hayes joined CEI in 1980 as Accounting Manager, was promoted to Assistant Controller in May 1981, and Controller in January 1982. Mr. Hayes was named Vice President, Finance of Cox in September 1989. Prior to joining CEI, Mr. Hayes was an Audit Manager with Price Waterhouse & Company. Mr. Hayes holds a B.A. and an M.A.C.C. from the University of Georgia.

  Robert C. O'Leary has served as Senior Vice President, Operations since August 1989. Mr. O'Leary joined Cox in July 1982 as Vice President, Finance, and was promoted to Senior Vice President, Finance in December 1982, and to Senior Vice President, Finance and Administration in July 1986. Prior to joining Cox, Mr. O'Leary was with General Electric Company for 20 years, serving in a number of operating and corporate financial positions. Mr. O'Leary holds a B.A. and an M.B.A. from Boston College.

  David M. Woodrow has served as Senior Vice President, Broadband Services since April 1994. Mr. Woodrow joined Cox in 1982 as Director, Business Development, and was promoted to Western Regional Manager in July 1984, to Vice President and General Manager of Cox Cable Santa Barbara, Inc. in September 1985, and Senior Vice President, Operations in August 1989. Prior to joining Cox, Mr. Woodrow was employed by the Technology Components Group of Exxon Enterprises and Pitney Bowes, Inc. He is currently a director of TCGI. Mr. Woodrow holds a B.S. and an M.S. from Purdue University, and an M.B.A. from the University of Connecticut.

  Margaret A. Bellville has served as Vice President, Operations since August 1995. From 1993 to 1995, she served as Vice President of Century
Communications. From 1986 to 1993, she served as Vice President of Contel Cellular. Ms. Bellville holds a B.A. from the State University of New York at Binghamton.

  Claus F. Kroeger has served as Vice President, Operations since October 1994. Mr. Kroeger joined Cox in 1976 as a manager trainee. He has held various positions in the field and served as Director of Operations and Director of Business Development of Cox. From 1990 to 1994, he served as Vice President and General Manager of Cox Cable Middle Georgia. Mr. Kroeger hold a B.A. from the University of Alabama and an M.S. in telecommunications from the University of Colorado.

  James A. Hatcher, has served as Vice President, Legal and Regulatory Affairs since January 1995, and was named Vice President and General Counsel of Cox in 1992. He joined Cox in 1979 and held various positions as Secretary and Legal Counsel for Cox and CEI prior to 1992. Mr. Hatcher holds a B.A. from Furman University and a J.D. from the South Carolina School of Law.

  Janet Morrison Clarke has served as a Director of Cox since March 1995. Ms. Clarke is a Senior Vice President of R.R. Donnelley & Sons Company. Since joining R.R. Donnelley in 1978 as a Sales Representative, she has served as Manager, National Accounts; Vice President and Director of the OEM Sales Division; and Senior Vice President of Manufacturing. She is currently Senior Vice President of Information Technology Sector. Ms. Clarke also serves as a Director of Stanhome Corporation. Ms. Clarke earned a bachelor's degree from Princeton University and completed the Advanced Management Program at the Harvard Business School.

  John R. Dillon has served as Senior Vice President and Chief Financial Officer of CEI since May 1990, and was Vice President and Chief Financial Officer of CEI from September 1985 through May 1990. Mr. Dillon was elected a Director of Cox in May 1994. Mr. Dillon joined CEI in 1982, and prior to that time, was President of Fuqua National, a privately held energy, communications and investment firm in Atlanta. He was previously with

Scientific-Atlanta as Treasurer and General Manager of its cable television division. Mr. Dillon serves on the Board of Advisors of Allendale Insurance Company and is a director of TCGI. Mr. Dillon holds a B.S.E.E. from Georgia Institute of Technology and an M.B.A. from Harvard Business School.

  David E. Easterly has served as President and Chief Operating Officer of CEI since October 1994 and was President of Cox Newspapers, a subsidiary of CEI, from May 1986 through October 1994. Mr. Easterly was elected a Director of Cox in May 1994. Mr. Easterly joined CEI in 1970 at the Dayton Daily News, transfering to Atlanta in 1981 as Vice President of Operations for Cox Newspapers. He was named Publisher of The Atlanta Journal/Constitution in April 1984. Mr. Easterly is a member of the Board of Directors of the Associated Press, the American Press Institute and the Southern Newspapers Publishers Association. Mr. Easterly holds a B.A. from Austin College.

  Robert F. Erburu has served as a Director of Cox since March 1995 Mr. Erburu is Chairman of the Board of The Times Mirror Company. Since 1968, Mr. Erburu has served as a director of Times Mirror and served as Chairman of the Board from 1986 to December 31, 1995. From 1981 through May 1, 1995, Mr. Erburu served as Chief Executive Officer of The Times Mirror Company. Mr. Erburu graduated from the University of Southern California with a B.A. degree in Journalism and holds a J.D. degree from Harvard Law School. He is also a Director of Tejon Ranch Company. Mr. Erburu is Chairman of the Board of Trustees of the Huntington Library, Art Collections and Botanical Gardens and of the J. Paul Getty Trust. He is a trustee of the National Gallery of Art, as well as a trustee of The Ahmanson Foundation and several other charitable foundations. He is a Director of the Council on Foreign Relations and the Tomas Rivera Center and is a Fellow of the American Academy of Arts and Sciences. In addition, he is a member of the Business Council.

  Andrew J. Young has served as a Director since March 1995. Mr. Young has served as Vice Chairman of Law Companies Group, Inc., an engineering and environmental consulting company since February 1993, and was Chairman of one of its subsidiaries, Law International, Inc., from 1989 to February 1993. From 1981 to 1989, Mr. Young was Mayor of Atlanta, Georgia, and prior thereto served as U.S. Ambassador to the United Nations under President Jimmy Carter and as a member of the U.S. House of Representatives. Mr. Young is a member of several Boards of Directors, including Delta Airlines, Thomas Nelson Publishing Company and Host Marriott Corporation. Mr. Young holds degrees from Howard University and Hartford Theological Seminary.

  The Board has several committees, including an Executive Committee, a Compensation Committee and an Audit Committee. The Executive Committee is composed of Mr. Kennedy (Chair), Mr. Dillon, Mr. Robbins and Mr. Erburu. The Compensation Committee is composed of Mr. Kennedy (Chair), Ms. Clarke and Mr. Easterly. The Audit Committee of Cox is composed of Ms. Clarke (Chair), Mr. Erburu and Mr. Young.

                             CERTAIN TRANSACTIONS

  Prior to the Merger, Cox borrowed funds for working capital and other needs from CEI. Interest was not charged by CEI on these intercompany balances except for amounts related to reserves for possible tax contingencies. Interest on tax-related amounts is accrued based on the applicable federal rates for the years to which the contingencies relate. The rates used for the interest charge ranged from 6% to 13% in 1993 and from 7% to 16% in 1994. On January 24, 1995, Cox entered into a $1,136 million revolving credit facility with a syndicate of banks that eliminated the need by Cox for intercompany loans from CEI after the Merger.

  CEI performs day-to-day cash management services for Cox, with settlements of debit or credit balances between Cox and CEI occurring periodically at market interest rates. The amounts due to CEI are generally due on demand and represent the net of various transactions. The amounts due to CEI as of March 31, 1996 were approximately $45.9 million. CEI provides certain other management services to Cox, including legal, corporate secretarial, tax, treasury, internal audit, risk management, benefit administration and other support services. Cox was allocated expenses for the year ended December 31, 1995 of approximately $2.0 million related to these services. Cox pays rent and certain other occupancy costs to CEI for its home office facilities. Related rent and occupancy expense for the year ended December 31, 1995 was approximately $2.6 million. Allocated expenses are based on CEI's estimate of expenses relative to the services provided to other subsidiaries of CEI. Rent and occupancy expense is allocated based on occupied space. Management believes that these allocations were made on a reasonable basis. However, the allocations are not necessarily indicative of the level of expenses that might have been incurred had Cox operated on a stand-alone basis. Management has not made a study or any attempt to obtain quotes from third parties to determine what the cost of obtaining such services from third parties would have been. The fees and expenses to be paid by Cox to CEI are subject to change.

  Cox pays fees to certain entities in which it has an ownership interest in exchange for cable television programming. Programming fees paid to such affiliates for the year ended December 31, 1995 were approximately $28.2 million.

  Cox's accounts will be included in the consolidated federal income tax return and certain state income tax returns of CEI so long as such consolidation is advantageous to both CEI and Cox, and is permitted under applicable laws and regulations. Cox has entered into a tax sharing agreement with CEI to, among other things, provide that current federal and state income tax expenses and benefits are allocated on a separate return basis to Cox based on the current year tax effects of the inclusion of its income, expenses and credits in the consolidated income tax returns of CEI or based on separate state income tax returns. In addition, pursuant to Section 6.10(b) of the Agreement and Plan of Merger, dated as of June 5, 1994, as amended, by and among Times Mirror, New TMC Inc., Cox and CEI relating to the Merger, CEI has agreed to indemnify Cox against all liability for CEI's consolidated income taxes attributable to any taxable period ending on or before February 1, 1995, the effective date of the Merger.

  In connection with the formation of the Cox Pioneer Partnership between Cox and CEI to own the two companies' joint interest in a PCS system in the Los Angeles-San Diego MTA, Cox will contribute to Cox Pioneer Partnership substantially all of the "A" Block PCS license for the Los Angeles-San Diego MTA and cash and CEI will contribute cash. Cox will make 78% of the total capital contributions, and CEI will make 22% of the total capital contributions, to Cox Pioneer Partnership. For purposes of determining the amount of such capital contributions, the value of Cox's contribution of substantially all of the "A" Block PCS license for the Los Angeles-San Diego MTA will be based on an agreed-upon formula net of Cox's obligation to pay the FCC for the license, which obligation will be assumed by Cox Pioneer Partnership and paid with cash capital contributions to Cox Pioneer Partnership from Cox and CEI. Cox anticipates that the cash contributions to Cox Pioneer Partnership to fund the cost of the PCS license will be approximately $164.6 million by Cox and approximately $87.3 million by CEI. Cox has entered into several partnership agreements with TCI, Comcast and Sprint to engage in the business of wireless communications services.

  Cox owns a 15% equity interest in the several partnerships formed by Cox, TCI, Comcast and Sprint, which are referred to collectively as Sprint Spectrum. Cox Pioneer Partnership will contribute its interest in the PCS license to a partnership with Sprint Spectrum.

  On June 27, 1995, CEI consummated the CEI Purchase, a private placement of $150,000,000 of the Company's Class A Common Stock at a price per share equal to the public offering price thereof less the underwriting discount thereon.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGERS

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

  The following table provides information as of March 1, 1996, with respect to the shares of Class A Common Stock and Class C Common Stock beneficially owned by each person known by the Company to own more than 5% of any class of the outstanding voting securities of the Company.

                                                                    PERCENT OF
                            CLASS A             CLASS C            VOTE OF ALL
        NAME OF             COMMON    PERCENT    COMMON   PERCENT   CLASSES OF
    BENEFICIAL OWNER         STOCK    OF CLASS   STOCK    OF CLASS COMMON STOCK
- ------------------------  ----------- -------- ---------- -------- ------------
CEI (a) (b) (c) (d)       189,595,588   73.9%  13,798,896  100.0%      83.1%
Mutuelles AXA et al. (e)   15,682,720    6.1            0      0        4.0

- --------
(a) The business address for CEI is 1400 Lake Hearn Drive, Atlanta, Georgia
    30319.
(b) Of the Common Stock of the Company that is beneficially owned by CEI, 177,105,323 shares of Class A Common Stock and 12,848,235 shares of Class C Common Stock are held of record by Cox Holdings, Inc. The remaining 12,490,265 shares of Class A Common Stock and 950,661 shares of Class C Common Stock beneficially owned by CEI are held of record by Cox Discovery, Inc. All of the outstanding capital stock of Cox Holdings, Inc. is beneficially owned by CEI. All of the outstanding capital stock of Cox Discovery, Inc. is beneficially owned by Cox Investment Company, Inc., and all of the outstanding capital stock of Cox Investment Company, Inc. is beneficially owned by CEI. The beneficial ownership of the outstanding capital stock of CEI is described in footnote (c) below.
(c) There are 202,679,307 shares of common stock of CEI outstanding, with respect to which (i) Barbara Cox Anthony, as trustee of the Anne Cox Chambers Atlanta Trust, exercises beneficial ownership over 58,316,422 shares (28.8%), (ii) Anne Cox Chambers, as trustee of the Barbara Cox Anthony Atlanta Trust, exercises beneficial ownership over 58,316,422 shares (28.8%), (iii) Barbara Cox Anthony, Anne Cox Chambers and Marion H. Allen, III, as trustees of the Dayton Cox Trust A, exercise beneficial ownership over 82,745,685 shares (40.8%), and (iv) 222 individuals and trusts exercise beneficial ownership over the remaining 3,300,778 shares (1.6%). Thus, Barbara Cox Anthony and Anne Cox Chambers, who are sisters, together exercise sole or shared beneficial ownership over 199,378,529 shares (98.4%) of common stock of CEI. In addition, Garner Anthony, the husband of Barbara Cox Anthony, holds beneficially and of record 14,578 shares of common stock of CEI. Barbara Cox Anthony disclaims beneficial ownership of such shares. Barbara Cox Anthony and Anne Cox Chambers are the mother and aunt, respectively, of James C. Kennedy, the Chairman of the Board of Directors and Chief Executive Officer of CEI and the Chairman of the Board of Directors of the Company.
(d) Assuming the delivery to the ML & Co. Subsidiary of the maximum number of shares of Class A Common Stock required by ML & Co. to pay and discharge or redeem all of the STRYPES (including STRYPES issued pursuant to the over-allotment option granted to the Underwriter of the STRYPES) pursuant to the STRYPES Agreement, CEI will beneficially own 179,820,588 shares of Class A Common Stock, which will represent approximately 70.1% of the Class A Common Stock, 13,798,896 shares of Class C Common Stock, which will represent 100% of the Class C Common Stock, and approximately 71.6% of the total Common Stock and approximately 80.6% of the voting power of Cox. See "Concerning CEI."
(e) The information contained in this table with respect to Mutuelles AXA (as defined below) et al. is based on a joint filing on Schedule 13G reporting ownership as of December 31, 1995 by the following: Alpha Assurances I.A.R.D. Mutuelle (101-100 Terrasse Boieldieu, 92042 Paris La Defense France); Alpha Assurances Vie Mutuelle (101-100 Terrasse Boieldieu, 92042 Paris La Defense France); AXA Assurance I.A.R.D. Mutuelle (La Grande Arche, Pardi Nord, 92044 Paris La Defense France); AXA Assurances Vie Mutuelle (La Grande Arche, Pardi Nord, 92044 Paris La Defense France); Uni Europe Assurance Mutuelle (24 Rue Drouot, 75009 Paris France) (the foregoing, collectively the "Mutuelles AXA," filed as a group); AXA (23, Avenue Matignon, 75008 Paris France); and The Equitable Companies Incorporated, (787 Seventh Avenue, New York, New York 10019).

SECURITY OWNERSHIP OF MANAGEMENT

  "Beneficial ownership" of the Class A Common Stock of the Company and the common stock of CEI, by the Company's directors and the named Executive Officers, and by all directors and officers as a group at March 1, 1996, is shown in the following table. None of such persons, individually or in the aggregate, owns 1% or more of the common stock of CEI.

                                 NUMBER OF SHARES OF COX
                                  CLASS A COMMON STOCK   NUMBER OF SHARES OF CEI
          NAME                            OWNED            COMMON STOCK OWNED
          ----                   ----------------------- -----------------------
Ajit M. Dalvi..................           29,461                   7,299
John R. Dillon.................            1,502                  56,947
David E. Easterly..............            2,000                 111,049
Barry R. Elson.................           18,226                   8,108
James C. Kennedy...............           34,000                       0(a)
Jimmy W. Hayes.................           15,257                   5,887
Robert C. O'Leary..............           18,226                   9,676
James O. Robbins...............           91,415                  30,404
Janet Morrison Clarke..........              884                       0
Robert F. Erburu...............          171,218                       0
Andrew J. Young................              884                       0
All directors and officers as a
 group
 (15 persons, including those
 named above)..................          242,474                 240,889

- --------
(a) Mr. Kennedy owns of record no shares of common stock of CEI. Sarah K. Kennedy, Mr. Kennedy's wife and trustee of the Kennedy Trusts, exercises beneficial ownership over an aggregate of 7,380 shares of common stock of CEI. In addition, as described above, Barbara Cox Anthony and Anne Cox Chambers, the mother and aunt, respectively, of Mr. Kennedy together exercise sole or shared beneficial ownership over 199,378,529 shares of common stock of CEI. Mr. Kennedy disclaims beneficial ownership of all such shares.

                                CONCERNING CEI

  CEI has advised the Company that on May 1, 1996, CEI beneficially owned 189,595,588 shares of Class A Common Stock, representing approximately 73.9% of the outstanding shares of Class A Common Stock, and 13,798,896 shares of Class C Common Stock, representing 100% of the Class C Common Stock, which together represented approximately 75.3% of the outstanding shares of Common Stock and approximately 83.1% of the voting power of Cox. Assuming the delivery to the ML & Co. Subsidiary of the maximum number required by ML & Co. to pay and discharge or redeem all of the STRYPES (including STRYPES issued pursuant to the over-allotment option granted to the Underwriter of the STRYPES) pursuant to the STRYPES Agreement, CEI will beneficially own 179,820,588 shares of Class A Common Stock, which will represent 70.1% of the Class A Common Stock, 13,798 shares of Class C Common Stock, which will represent 100% of the Class C Common Stock, and, approximately 71.6% of the total Common Stock and approximately 80.6% of the voting power of Cox. See "Plan of Distribution." CEI controls, and after such decrease in voting power of Cox, will still control substantially all actions to be taken by the Cox stockholders, including the election of all directors to the Board of Directors. See "Risk Factors." For a discussion of transactions between CEI and Cox, see "Certain Transactions."

                         DESCRIPTION OF CAPITAL STOCK

  The following description of the capital stock of Cox and certain provisions of Cox's Amended Certificate of Incorporation (the "Amended Cox Certificate") and Bylaws is a summary and is qualified in its entirety by the Amended Cox Certificate and Bylaws, which documents are filed as exhibits to the Registration Statement of which this Prospectus is part and are incorporated herein by reference.

  Cox's authorized capital stock consists of (i) 286,000,000 shares of Class A Common Stock, $1.00 par value per share, (ii) 14,000,000 shares of Class C Common Stock, $1.00 par value per share, and (iii) 5,000,000 shares of Preferred Stock, $1.00 par value per share ("Preferred Stock").

COMMON STOCK

  General. Except with respect to transfer and voting, shares of Class A Common Stock and Class C Common Stock are identical in all respects. Holders of shares of Class A Common Stock are entitled to one vote per share, and holders of shares of Class C Common Stock are entitled to ten votes per share. As described below, the Class C Common Stock is subject to significant transfer restrictions.

  Voting. Except as set forth below, all actions submitted to a vote of Cox's stockholders are voted on by holders of Class A Common Stock and Class C Common Stock voting together as a single class. The affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and/or Class C Common Stock voting separately as a class is required (i) to approve any amendment to the Amended Cox Certificate that would alter or change the powers, preferences, or special rights of such class so as to affect the holders of such class adversely and (ii) to approve such other matters as may require a class vote under the Delaware General Corporation Law (the "DGCL").

  Dividends and Other Distributions (Including Distributions upon Liquidation or Sale of Cox). Each share of Class A Common Stock and Class C Common Stock is equal in respect of dividends and other distributions in cash, stock or property (including distributions upon liquidation of Cox and consideration to be received upon a sale of all or substantially all of Cox's assets); except that in the case of dividends or other distributions payable on the Class A Common Stock or Class C Common Stock in shares of such stock, including distributions pursuant to stock splits or dividends, only Class A Common Stock will be distributed with respect to Class A Common Stock and only Class C Common Stock will be distributed with respect to Class C Common Stock. In no event will any of Class A Common Stock or Class C Common Stock be split, divided or combined unless each other class is proportionately split, divided or combined.

  Restrictions on Transfer of Class C Common Stock: Convertibility of Class C Common Stock into Class A Common Stock. As more fully described below, the transferability of the Class C Common Stock is significantly restricted. The restrictions on transferability of the Class C Common Stock are set forth in full in the Amended Cox Certificate. All of the Class C Common Stock outstanding currently is held by Cox Holdings, Inc. and Cox Discovery, Inc.

  The Class C Common Stock is convertible at any time, or from time to time, at the option of the holder of such Class C Common Stock, and without cost to such holder (except any transfer taxes that may be payable, as in the case of any transfer of Class A Common Stock, if certificates are to be issued in a name other than that in which the certificate surrendered is registered), into Class A Common Stock on a share-for-share-basis.

  Shares of Class C Common Stock will automatically be converted into Class A Common Stock on a share-for-share basis (i) at any time the Board of Directors of Cox (the "Cox Board") and the holders of a majority of the outstanding shares of the Class C Common Stock approve the conversion of all of such Class C Common Stock into Class A Common Stock, (ii) if, as a result of the existence of Class C Common Stock, the Class A Common Stock is excluded from trading on the New York Stock Exchange, the American Stock Exchange and all other national securities exchanges and is also excluded from quotations on the NASDAQ National Market

System or any other national quotation system then in use, (iii) if the Cox Board, in its sole discretion, elects to effect a conversion of the Class C Common Stock in connection with its approval of any sale or lease of all or any substantial part of Cox's assets or any merger, consolidation, liquidation or dissolution of Cox, or (iv) if the Cox Board, in its sole discretion, elects to effect a conversion of the Class C Common Stock after a determination that there has been a material adverse change in the liquidity, marketability or market value of the outstanding Class A Common Stock, considered in the aggregate (a) due to the exclusion of the Class A Common Stock from trading on a national securities exchange or the exclusion of the Class A Common Stock from quotation on the NASDAQ National Market System, or such other national quotation system then in use, or (b) due to requirements of federal or state law, in any such case as a result of the existence of the Class C Common Stock.

  In the event of any such automatic conversion of Class C Common Stock, certificates formerly representing outstanding shares of Class C Common Stock will thereafter be deemed to represent a like number or shares of Class A Common Stock.

  Other than pursuant to conversions into Class A Common Stock as described above, a record or beneficial owner of shares of Class C Common Stock may transfer such shares (whether by sale, assignment, gift, bequest, appointment or otherwise) only to a "Permitted Transferee," as defined in the Amended Cox Certificate, the terms of which are summarized below. The following description is intended to be illustrative only and is subject to the detailed provisions set forth in the Amended Cox Certificate.

  In the case of Class C Common Stock held beneficially and of record by a corporation, "Permitted Transferees" include (i) any stockholder of such corporation who was a stockholder on the effective date of the Merger (the "Effective Date") and who is generally entitled to vote in the election of directors of such corporation; (ii) any stockholder of such corporation who was a stockholder on the Effective Date who received Class C Common Stock through a pro rata dividend or upon liquidation; (iii) any person transferring shares of Class C Common Stock to such corporation after the Effective Date (up to the amount of shares so transferred), (iv) any Permitted Transferee of any such stockholder or person; and (v) the survivor of a merger, consolidation or liquidation of such corporation in circumstances not involving a change of control.

  Shares of Class C Common Stock held of record by a trustee of a trust that was irrevocable on the Effective Date may be transferred to (i) a successor trustee who is described in subparagraph (ii), (iii) or (iv) below or who is not, and by becoming successor trustee will not otherwise become, a Related Person (as defined in the Amended Cox Certificate); (ii) any person to whom or for whose benefit income may be distributed during the term of the trust;
(iii) any person to whom or for whose benefit principal may be distributed either during or at the end of the term of the trust; and (iv) any lineal descendant of a grandparent of the creator of such trust, the spouse of such creator and the spouse of any such lineal descendant. Shares of Class C Common Stock held by a trustee of any other trust may be transferred to a successor trustee who is not and will not thereby become a Related Person, to the person who established such trust and to each such person's Permitted Transferees.

  Shares of Class C Common Stock held beneficially and of record by a partnership may be transferred to another partner of such partnership who was also a partner on the Effective Date, to any person transferring shares of Class C Common Stock to such partnership after the Effective Date (up to the amount of shares so transferred) and to any Permitted Transferee of any such partner or person.

  In the case of Class C Common Stock held beneficially and of record by a natural person, "Permitted Transferees" include (i) such holder's spouse; (ii) any of the lineal descendants of a grandparent of such holder, including adopted children, and their spouses (such persons and their spouses, together with such holder's spouse, are hereinafter referred to as such holder's "Family Members"); (iii) the guardian or conservator of such holder who has been adjudged disabled by a court of competent jurisdiction; (iv) the executor or administrator of the estate of a deceased holder of Class C Common Stock;
(v) the trustee of a trust principally for the benefit of such holder or such holder's Family Members; (vi) certain charitable organizations established by such holder or such holder's Family Members; (vii) a partnership, if, and only for so long as, all of the partners are, and all of the partnership interests are owned by, such holder and/or one or more of the Permitted Transferees of such holder; and (viii) a corporation, if, and only for so long as, sufficient shares entitled to elect at least a majority of the entire board of directors of such corporation are beneficially owned by such holder and/or one or more of the Permitted Transferees of such holder.


  Each certificate representing shares of Class C Common Stock bears a legend stating that the shares represented thereby are subject to restrictions on transfer and the registration of transfer. Any transfer of shares of Class C Common Stock not permitted under the Amended Cox Certificate will result in the conversion of the transferee's shares of Class C Common Stock into shares of Class A Common Stock, generally effective on the date on which certificates representing such shares are presented for transfer on the books of Cox, provided, however, that if Cox should determine that such shares were not presented for transfer within 20 days after the date of such sale, transfer, assignment or other disposition, the transfer date will be the actual date of such sale, transfer, assignment or other disposition, as determined in good faith by the Cox Board or its appointed agent. As a condition to the transfer or registration of transfer of shares of Class C Common Stock, Cox may require the furnishing of such affidavits or other proof as it deems necessary to establish that the transferee is a Permitted Transferee. If no indication to the contrary is supplied at the time shares of Class C Common Stock are presented for transfer, the transfer shall be presumed by Cox to be a transfer to a person that is not a Permitted Transferee. Shares of Class C Common Stock converted into Class A Common Stock by the holder or upon the holder's transfer to a person who is not a Permitted Transferee shall resume the status of authorized but unissued shares of Class C Common Stock.

  Preemptive Rights. Neither the Class A Common Stock nor the Class C Common Stock carry any preemptive rights enabling a holder to subscribe for or receive shares of stock of Cox of any class or any other securities convertible into shares of stock of Cox. The Cox Board possesses the power to issue shares of authorized but unissued Class A Common Stock, Class C Common Stock and Preferred Stock without further stockholder action.

  Priority of Preferred Stock. The Class A Common Stock and the Class C Common Stock are subject to all the powers, rights, privileges, preferences and priorities of any series of Preferred Stock as may be stated in the Amended Cox Certificate and as shall be stated and expressed in any resolution or resolutions adopted by the Cox Board, pursuant to authority expressly granted to and vested in it by the provisions of the Amended Cox Certificate.

  Liquidation, Dissolution or Winding Up. In the event of any liquidation, dissolution or winding up of Cox, whether voluntarily or involuntarily, after payment or provision for payment of the debts and other liabilities of Cox and the preferential amounts to which the holders of any stock ranking prior to the Class A Common Stock and the Class C Common Stock in the distribution of assets shall be entitled upon liquidation, the holders of the Class A Common Stock and the Class C Common Stock shall be entitled to share pro rata in the remaining assets of Cox according to their respective interests.

  Transfer Agent and Registrar. The Transfer Agent and Registrar for the Class A Common Stock is First Chicago Trust Company of New York.

PREFERRED STOCK

  Shares of Preferred Stock may be issued by Cox from time to time in one or more series. Shares of Preferred Stock which may be redeemed, purchased or acquired by Cox may be reissued except as otherwise provided by law. The Cox Board is authorized to fix or alter the designations and powers, preferences and relative, participating, optional or other rights, if any, and qualifications, limitations or restrictions thereof, including, without limitation, the dividend rate (and whether dividends are cumulative), conversion rights, if any, voting rights, rights and terms of redemption (including sinking fund provisions, if any), redemption price and liquidation preferences of any wholly unissued series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, or any of them, and to increase or decrease the number of shares of any series subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding.

ANTI-TAKEOVER PROVISIONS

  The Amended Cox Certificate contains various anti-takeover provisions. If Cox were in the future to cease to be substantially owned beneficially by CEI, it is intended that these provisions would (i) promote stability of Cox's stockholder base and (ii) render more difficult certain unsolicited or hostile attempts to take over Cox which could disrupt Cox, divert the attention of Cox's directors, officers and employees and adversely affect the independence and integrity of Cox's media operations. A summary of the principal anti-takeover provisions is set forth below.

  Increased Stockholder Vote Required in Certain Business Combinations and Other Transactions. The Amended Cox Certificate provides that, in addition to any vote customarily required under Delaware law, the affirmative vote of (i) not less than 80% of the Voting Stock (as defined in the Amended Cox Certificate) (the "80% Vote Requirement") and (ii) a majority of the Voting Stock held by the holders of Disinterested Shares (the "Disinterested Vote Requirement") will be required to approve certain Business Combinations (as defined in the Amended Cox Certificate) involving a Related Person; provided, however when a proposal has the approval of a majority of the directors who are not affiliated with any Related Person or when the terms of the "Fair Price Provision" set forth in the Amended Cox Certificate are met relating to specific price and form-of-consideration requirements, neither the 80% Vote Requirement nor the Disinterested Vote Requirement is applicable. "Disinterested Shares" means, as to any Related Person, shares held by stockholders other than the Related Person.

  Elimination of Stockholder's Power to Call Special Stockholders Meeting and Right to Act Without a Meeting. The Amended Cox Certificate provides that a special meeting of stockholders may be called only by the Cox Board. Furthermore, if a proposal requiring stockholder approval is made by or on behalf of a Related Person or a director affiliated with a Related Person, the affirmative vote of a majority of the Independent Directors is also required to call a special meeting of stockholders. The principal effect of this provision is to prevent stockholders from forcing a special meeting to consider a proposal by the Cox Board. In addition, the Amended Cox Certificate provides that any action taken by the stockholders of Cox must be effected at an annual or special meeting of stockholders and may not be taken by written consent.

  Procedures for Stockholder Proposals. The Amended Cox Certificate provides that a stockholder must furnish written notice to the Secretary of Cox of any nomination or business proposal to be brought before a stockholders meeting not less than 30 nor more than 60 days prior to the meeting as originally scheduled. In the event that less than 40 days' public notice of a meeting is given by Cox, a stockholder must furnish notice of a nomination or business proposal not later than the close of business on the tenth day following the mailing or the public disclosure of notice of the meeting date. These procedures prohibit last minute attempts by any stockholder to nominate a director or present a business proposal at an annual stockholders meeting, even if such a nomination or proposal might be desired by a majority of the stockholders.

 Amendment of Charter Provisions. The Amended Cox Certificate provides that any alteration, amendment, repeal or rescission (any "Change") of the provisions contained in the Amended Cox Certificate must be approved by a majority of the directors of Cox then in office and by the affirmative vote of the holders of a majority of the Voting Stock; provided, however, that if the proposed Change relates to certain specified provisions, then such Change must also be approved either (i) by a majority of the authorized number of directors, and if one or more Related Persons exist, by a majority of the directors who are Independent Directors with respect to all Related Persons, or (ii) by the affirmative vote of the holders of not less than 80% of the Voting Stock and, if the Change is proposed by or on behalf of a Related Person or a director affiliated with a Related Person, by the affirmative vote of a majority of the Voting Stock represented by Disinterested Shares.

SECTION 203 OF THE DGCL

  Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to such date, the transaction is approved by the Board of Directors of the corporation; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock; or (iii) on or after such date, the business combination is approved by the Board of Directors of the corporation and by affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. CEI is an "interested stockholder" of Cox.


                        SHARES ELIGIBLE FOR FUTURE SALE

  The Class A Common Stock has been traded on the NYSE since February 1, 1995. Future sales of substantial amounts of Class A Common Stock could adversely affect prices in the public market.

  On May 1, 1996, Cox had outstanding 256,436,754 shares of Class A Common Stock. Of these shares, 66,841,166 shares are freely transferable, subject to the agreements described in the following paragraph, by persons other than "affiliates" of Cox without restriction or further registration under the Securities Act. See "Plan of Distribution." The remaining 189,595,588 shares (the "Restricted Shares") of Class A Common Stock outstanding are "restricted securities" within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including an exemption afforded by Rule 144 under the Securities Act.

  The Company and its directors and certain officers have agreed not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or file a registration statement under the Securities Act with respect to, any shares of Class A Common Stock, securities convertible into, exchangeable for or repayable with such shares or rights or warrants to acquire such shares, for a period of 120 days after the date of this Prospectus without the prior written consent of the Underwriter of the STRYPES, subject to certain exceptions. CEI has agreed not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or cause to be filed a registration statement under the Securities Act with respect to, any shares of Class A Common Stock, securities convertible into, exchangeable for or repayable with such shares or rights or warrants to acquire such shares, for a period of 120 days after the date of this Prospectus without the prior written consent of the Underwriter of the STRYPES, subject to certain exceptions.

  Under Rule 144, a person who holds shares that were acquired from Cox or an affiliate of Cox at least two years prior to any resale of such securities is entitled to sell, within any three-month period, that number of such shares that does not exceed the greater of (i) 1% of the then outstanding shares of Class A Common Stock or (ii) the average weekly trading volume in the over-the-counter market of the then outstanding shares during the four calendar weeks preceding each such sale. A person who is not deemed an affiliate of Cox and who has held shares that were acquired from Cox or an affiliate of the Company for at least three years prior to any resale is entitled to sell such shares under Rule 144(k) without regard to the volume limitations described above.

  Cox is unable to predict the effect that sales made pursuant to Rule 144 or future registration statements, or otherwise, may have on the prevailing market price at such times for shares of the Class A Common Stock. Nevertheless, sales of a substantial amount of the Class A Common Stock in the public market, or the perception that such sales could occur, could adversely affect market prices.

                             PLAN OF DISTRIBUTION

  Pursuant to the terms of the STRYPES, ML & Co. is obligated to pay and discharge each STRYPES at maturity by delivering to the holder thereof a specified number of shares of Class A Common Stock, subject to ML & Co.'s right to deliver a specified amount of cash in lieu of such shares. In addition, upon the occurrence of certain changes involving taxation, the STRYPES are redeemable at the option of ML & Co. for a redemption price consisting of a specified amount of cash and a specified number of shares of Class A Common Stock. Pursuant to the terms of the STRYPES Agreement, CEI is obligated to deliver to the ML & Co. Subsidiary immediately prior to the maturity date of the STRYPES a number of shares of Class A Common Stock covered by this Prospectus equal to the number required by ML & Co. to pay and discharge all of the STRYPES (including STRYPES issued pursuant to the over-allotment option granted to the Underwriter of the STRYPES), subject to CEI's option, exercisable in its sole discretion, to satisfy such obligation under the STRYPES Agreement by delivering a specified amount of cash in lieu of such shares. CEI will have the option, exercisable upon the occurrence of certain changes involving taxation, to satisfy and discharge its obligations under the STRYPES Agreement by delivering to the ML & Co. Subsidiary, on a date fixed by CEI for early settlement, cash and shares of Class A Common Stock in an amount and number equal to the amount and number, respectively, required by ML & Co. to redeem all of the STRYPES (including STRYPES issued pursuant to the over-allotment option granted to the Underwriter of the STRYPES). Under the STRYPES Agreement, ML & Co. has agreed to redeem all of the STRYPES in the event that CEI exercises such option.

  The Company and its directors and certain officers have agreed not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or file a registration statement under the Securities Act with respect to, any shares of Class A Common Stock, securities convertible into, exchangeable for or repayable with such shares or rights or warrants to acquire such shares, for a period of 120 days after the date of this Prospectus without the prior written consent of the Underwriter of the STRYPES, subject to certain exceptions. CEI has agreed not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or cause to be filed a registration statement under the Securities Act with respect to, any shares of Class A Common Stock, securities convertible into, exchangeable for or repayable with such shares or rights or warrants to acquire such shares, for a period of 120 days after the date of this Prospectus without the prior written consent of the Underwriter of the STRYPES, subject to certain exceptions.

  The Company and CEI have agreed to indemnify the Underwriter of the STRYPES against certain liabilities, including liabilities under the Securities Act, relating to the information contained in this Prospectus (including the documents incorporated by reference herein), other than information furnished to the Company in writing by ML & Co. or the Underwriter of the STRYPES expressly for use herein.

                                 LEGAL MATTERS

  Certain legal matters with respect to the validity of the Class A Common Stock will be passed upon for the Company by Dow, Lohnes & Albertson, Washington, D.C.

                                    EXPERTS

  The consolidated financial statements of the Company as of December 31, 1994 and 1995 and for each of the three years in the period ending December 31, 1995 included in and incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report thereon appearing and incorporated by reference and have been so included herein and incorporated by reference.

  The consolidated financial statements of Times Mirror Cable Television, Inc. at December 31, 1993 and 1994 and for each of the three years in the period ended December 31, 1994 have been audited by Ernst & Young LLP, independent auditors, as stated in their report, which is incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
COX COMMUNICATIONS, INC.
Independent Auditors' Report..............................................  F-2
Consolidated Balance Sheets, December 31, 1995 and 1994 and (unaudited)
 March 31, 1996...........................................................  F-3
Consolidated Statements of Income, Years Ended December 31, 1995, 1994 and
 1993 and (unaudited) Three Months Ended March 31, 1996 and 1995..........  F-4
Consolidated Statements of Shareholders' Equity, Years Ended December 31,
 1995, 1994 and 1993 and (unaudited) Three Months Ended March 31, 1996....  F-5
Consolidated Statements of Cash Flows, Years Ended December 31, 1995, 1994
 and 1993 and (unaudited) Three Months Ended March 31, 1996 and 1995......  F-6
Notes to Consolidated Financial Statements................................  F-7

                           COX COMMUNICATIONS, INC.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Cox Communications, Inc.

  We have audited the accompanying consolidated balance sheets of Cox Communications, Inc. (Cox) as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of Cox's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cox Communications, Inc. at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

  As discussed in Notes 2 and 6 to the consolidated financial statements, during 1994 Cox changed its method of accounting for certain investments in equity securities to conform with Statement of Financial Accounting Standards No. 115. As discussed in Notes 2, 8 and 10 to the consolidated financial statements, during 1993 Cox changed its methods of accounting for postretirement benefits other than pensions, income taxes, and postemployment benefits to conform with Statements of Financial Accounting Standards No. 106, 109 and 112, respectively.

                                                /s/ Deloitte & Touche LLP
                                          _____________________________________
                                                  Deloitte & Touche LLP

                                          Atlanta, Georgia
                                          February 12, 1996

                            COX COMMUNICATIONS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                              DECEMBER 31         MARCH 31
                                         ----------------------  -----------
                                            1995        1994        1996
                                         ----------  ----------  -----------
                                                                 (UNAUDITED)
                                              (THOUSANDS OF DOLLARS)
                ASSETS
Cash...................................  $   39,166  $    3,346  $   65,782
Accounts and notes receivable, less
 allowance for doubtful accounts of
 $6,804, $3,993 and $7,106 ............     117,885      41,875     106,716
Net plant and equipment................   1,213,857     664,265   1,285,877
Investments............................   1,201,253     568,990   1,194,994
Intangible assets......................   2,775,903     542,678   2,815,210
Other assets...........................     207,193      53,518      97,379
                                         ----------  ----------  ----------
    Total assets.......................  $5,555,257  $1,874,672  $5,565,958
                                         ==========  ==========  ==========
 LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued expenses..  $  202,204  $   88,833  $  221,814
Deferred income........................      40,900      16,213      38,646
Deferred income taxes..................     288,039      97,092     248,903
Other liabilities......................     116,771      49,895     120,564
Debt...................................   2,392,725     750,000   2,576,816
Amounts due to Cox Enterprises, Inc....     182,605      37,813      45,943
                                         ----------  ----------  ----------
    Total liabilities..................   3,223,244   1,039,846   3,252,686
Commitments and contingencies (Note 16)
Shareholders' equity
  Preferred Stock, $1 par value;
   5,000,000 shares authorized; none
   issued..............................         --          --          --
  Class A Common Stock, $1 par value;
   286,000,000 shares authorized;
   shares issued and outstanding:
   256,365,194 in 1995 and 256,435,280
   in 1996.............................     256,365         --      256,435
  Class C Common Stock, $1 par value;
   14,000,000 shares authorized; shares
   issued and outstanding: 13,798,896
   in 1995 and 1996....................      13,799         --       13,799
  Common Stock, $1 par value; 1,000
   shares authorized; shares issued and
   outstanding: 100 in 1994............         --            1         --
Additional paid-in capital.............   1,739,422     670,495   1,740,594
Retained earnings......................     267,648     163,839     275,005
Foreign currency translation
 adjustment............................      (3,413)     (1,221)     (8,704)
Net unrealized gain on securities......      58,192       1,712      36,143
                                         ----------  ----------  ----------
    Total shareholders' equity.........   2,332,013     834,826   2,313,272
                                         ----------  ----------  ----------
    Total liabilities and shareholders'
     equity............................  $5,555,257  $1,874,672  $5,565,958
                                         ==========  ==========  ==========

                See notes to consolidated financial statements.

                            COX COMMUNICATIONS, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                THREE MONTHS
                               YEAR ENDED DECEMBER 31          ENDED MARCH 31
                            ------------------------------  ---------------------
                               1995       1994      1993        1996       1995
                            ----------  --------  --------  -----------  --------
                                                                 (UNAUDITED)
                                        (THOUSANDS OF DOLLARS)
REVENUES
  Regulated...............  $  871,348  $487,556  $483,435     $238,226  $186,278
  A la carte..............      37,113     4,077       816       12,666     6,558
  Premium service.........     185,033   133,764   132,548       47,575    42,487
  Pay-per-view............      42,343    19,606    18,084       12,920     7,071
  Advertising.............      71,590    37,675    31,690       17,282    12,521
  Satellite...............      41,084    22,100    15,195       17,649     8,136
  Other...................      37,735    31,530    26,206       11,180     8,168
                            ----------  --------  --------  -----------  --------
   Total revenues.........   1,286,246   736,308   707,974      357,498   271,219
COSTS AND EXPENSES
  Programming costs.......     315,144   167,790   145,985       89,027    67,532
  Plant operations........     130,336    77,803    72,958       34,800    29,815
  Marketing...............      38,421    33,812    32,326       10,737     7,605
  General and
   administrative.........     262,224   165,446   144,329       70,948    54,645
  Satellite operating and
   administrative.........      41,682    22,931    16,728       15,655     8,793
  Restructuring charge
   (Note 2)...............       5,139       --        --           --        --
  Depreciation............     198,788   106,864    94,864       55,862    43,780
  Amortization............      68,524    21,910    21,099       18,500    13,121
                            ----------  --------  --------  -----------  --------
OPERATING INCOME..........     225,988   139,752   179,685       61,969    45,928
Interest expense..........    (132,308)  (46,128)  (12,918)     (34,505)  (28,622)
Equity in net losses of
 affiliated companies.....     (79,734)  (43,905)  (28,230)     (19,257)  (17,819)
Gain on sale of affiliated
 companies................     188,806       --        --         4,640       --
Other, net................         951     2,627     4,579        4,757     3,226
                            ----------  --------  --------  -----------  --------
INCOME BEFORE INCOME TAXES
 AND CUMULATIVE EFFECT OF
 ACCOUNTING CHANGES.......     203,703    52,346   143,116       17,604     2,713
Income taxes..............      99,894    25,780    66,040       10,247       947
                            ----------  --------  --------  -----------  --------
INCOME BEFORE CUMULATIVE
 EFFECT OF ACCOUNTING
 CHANGES..................     103,809    26,566    77,076        7,357     1,766
Cumulative effect of
 accounting changes.......         --        --     20,718          --        --
                            ----------  --------  --------  -----------  --------
NET INCOME................  $  103,809  $ 26,566  $ 97,794  $     7,357  $  1,766
                            ==========  ========  ========  ===========  ========
PER SHARE DATA:
  Net income per share
   (Note 2)...............         --        --        --         $0.03       --
  Weighted average shares
   outstanding (Note 2)...         --        --        --   270,208,897       --

                See notes to consolidated financial statements.

                            COX COMMUNICATIONS, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                      NET
                                                                         FOREIGN   UNREALIZED
                              COMMON STOCK       ADDITIONAL             CURRENCY      GAIN
                         -----------------------  PAID-IN    RETAINED  TRANSLATION (LOSS) ON
                         COMMON CLASS A  CLASS C  CAPITAL    EARNINGS  ADJUSTMENT  SECURITIES   TOTAL
                         ------ -------- ------- ----------  --------  ----------- ---------- ----------
                                                    (THOUSANDS OF DOLLARS)
BALANCE AT DECEMBER 31,
 1992...................  $  1       --      --  $  585,959  $ 80,495    $  (316)        --   $  666,139
 Net income.............                                       97,794                             97,794
 Dividend to CEI........                             (4,922)  (41,016)                           (45,938)
 Foreign currency
  translation
  adjustment............                                                  (1,404)                 (1,404)
                          ----  -------- ------- ----------  --------    -------    --------  ----------
BALANCE AT DECEMBER 31,
 1993...................     1       --      --     581,037   137,273     (1,720)        --      716,591
 Net income.............                                       26,566                             26,566
 Debt assigned by CEI...                           (204,727)                                    (204,727)
 Capital contributions
  by CEI................                            294,185                                      294,185
 Effect of adoption of
  SFAS No. 115..........                                                            $ 12,155      12,155
 Foreign currency
  translation
  adjustment............                                                     499                     499
 Change in net
  unrealized gain (loss)
  on securities.........                                                             (10,443)    (10,443)
                          ----  -------- ------- ----------  --------    -------    --------  ----------
BALANCE AT DECEMBER 31,
 1994...................     1       --      --     670,495   163,839     (1,221)      1,712     834,826
 Net income.............                                      103,809                            103,809
 Issuance of stock
  related to Merger.....    (1) $236,201 $13,799    682,001                                      932,000
 Issuance of stock
  related to public
  offering and private
  placement.............          19,799            337,231                                      357,030
 Issuance of stock
  related to incentive
  plans.................             365              5,851                                        6,216
 Capital contribution by
  CEI...................                             43,844                                       43,844
 Foreign currency
  translation
  adjustment............                                                  (2,192)                 (2,192)
 Change in net
  unrealized gain (loss)
  on securities.........                                                              56,480      56,480
                          ----  -------- ------- ----------  --------    -------    --------  ----------
BALANCE AT DECEMBER 31,
 1995...................   --    256,365  13,799  1,739,422   267,648     (3,413)     58,192   2,332,013
 Net income
  (unaudited)...........                                        7,357                              7,357
 Issuance of stock
  related to incentive
  plans (unaudited).....              70              1,172                                        1,242
 Foreign currency
  translation adjustment
  (unaudited)...........                                                  (5,291)                 (5,291)
 Change in net
  unrealized gain (loss)
  on securities
  (unaudited)...........                                                             (22,049)    (22,049)
                          ----  -------- ------- ----------  --------    -------    --------  ----------
BALANCE AT MARCH 31,
 1996 (UNAUDITED).......   --   $256,435 $13,799 $1,740,594  $275,005    $(8,704)   $ 36,143  $2,313,272
                          ====  ======== ======= ==========  ========    =======    ========  ==========


                See notes to consolidated financial statements.

                            COX COMMUNICATIONS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                THREE MONTHS
                              YEAR ENDED DECEMBER 31           ENDED MARCH 31
                          ---------------------------------  --------------------
                             1995        1994       1993       1996       1995
                          -----------  ---------  ---------  ---------  ---------
                                                                 (UNAUDITED)
                                        (THOUSANDS OF DOLLARS)
CASH FLOWS FROM
 OPERATING ACTIVITIES
Net income..............  $   103,809  $  26,566  $  97,794  $   7,357  $   1,766
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities, net of
 effects of
 acquisitions:
  Cumulative effect of
   accounting changes...          --         --     (20,718)       --         --
  Depreciation..........      198,788    106,864     94,864     55,862     43,780
  Amortization..........       68,524     21,910     21,099     18,500     13,121
  Equity in net losses
   and undistributed
   earnings of
   affiliated
   companies............       79,734     43,905     29,050     19,257     17,819
  Deferred income
   taxes................       22,730     (3,471)     3,386    (27,108)     2,441
  Gain on sale of
   affiliated
   companies............     (188,806)       --         --      (4,640)       --
  Net loss on write down
   of investments.......       20,662        --         --         --         --
(Increase) decrease in
 accounts receivable....      (25,372)    (7,655)    (5,893)    12,660      2,824
Increase (decrease) in
 accounts payable and
 accrued expenses.......       15,666     10,271     16,160     12,578    (18,083)
Increase (decrease) in
 taxes payable..........       25,389      1,596        --       5,760     (3,499)
Other, net..............        3,786      5,054      5,366     (7,517)      (173)
                          -----------  ---------  ---------  ---------  ---------
  Net cash provided by
   operating
   activities...........      324,910    205,040    241,108     92,709     59,996
                          -----------  ---------  ---------  ---------  ---------
CASH FLOWS FROM
 INVESTING ACTIVITIES
Capital expenditures....     (369,557)  (188,178)  (162,290)  (109,068)   (57,806)
Acquisitions, net of
 cash acquired..........     (102,909)    (5,000)   (41,176)       --      26,709
Investments in
 affiliated companies...     (527,922)  (181,575)  (137,079)   (57,984)  (139,992)
Proceeds from affiliated
 companies..............      113,222        --         --         --         --
Proceeds from sale of
 business...............       20,000        --         --      52,730        --
Other, net..............        1,632      2,538      2,655        178      5,439
                          -----------  ---------  ---------  ---------  ---------
  Net cash used in
   investing
   activities...........     (865,534)  (372,215)  (337,890)  (114,144)  (165,650)
                          -----------  ---------  ---------  ---------  ---------
CASH FLOWS FROM
 FINANCING ACTIVITIES
Revolving credit
 borrowings
 (repayments), net......   (1,191,902)   750,000        --     189,010     (7,199)
Proceeds from issuance
 of debt................    1,203,662        --         --         --         --
Repayment of debt.......      (19,990)       --         --      (1,703)       --
Increase (decrease) in
 amounts due to CEI.....      175,770   (606,709)   161,847   (136,662)    94,227
Proceeds from issuance
 of common stock........      357,030        --         --         --         --
Proceeds from exercise
 of options.............          --         --         --         829        --
Dividends paid..........          --         --     (45,938)       --         --
Increase (decrease) in
 book overdrafts........       51,874     12,986     (8,807)    (3,423)    21,653
                          -----------  ---------  ---------  ---------  ---------
  Net cash provided by
   financing
   activities...........      576,444    156,277    107,102     48,051    108,681
                          -----------  ---------  ---------  ---------  ---------
Net increase (decrease)
 in cash................       35,820    (10,898)    10,320     26,616      3,027
Cash at beginning of
 period.................        3,346     14,244      3,924     39,166      3,346
                          -----------  ---------  ---------  ---------  ---------
Cash at end of period...  $    39,166  $   3,346  $  14,244  $  65,782  $   6,373
                          ===========  =========  =========  =========  =========

                See notes to consolidated financial statements.

                           COX COMMUNICATIONS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION

  Cox Communications, Inc. ("Cox"), an indirect 75.3% owned subsidiary of Cox Enterprises, Inc. ("CEI"), is among the nation's five largest multiple system operators, serving some 3.2 million customers. Cox is a fully integrated, diversified broadband communications company with interests in domestic and international cable distribution systems, programming networks and telecommunications technology. In May 1994, following a number of months of exploring structural alternatives, CEI and certain of its subsidiaries transferred ownership of its cable television operations and related investments to Cox. CEI's historical basis in the assets and liabilities of the operations and investments transferred has been carried over to Cox. The consolidated financial statements of Cox represent the combined operations of the cable television systems and related investments owned by CEI or its other subsidiaries. The historical financial statements do not necessarily reflect the results of operations or financial position that would have existed had Cox been an independent company. All significant intercompany accounts have been eliminated in the consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Revenue Recognition

  Cox bills its customers in advance; however, revenue is recognized as cable television services are provided. Receivables are generally collected within 30 days. Credit risk is managed by disconnecting services to customers who are delinquent generally greater than 45 days. Other revenues are recognized as services are provided. Revenues obtained from the connection of customers to the cable television systems are less than related direct selling costs; therefore, such revenues are recognized as received.

 Plant and Equipment

  Depreciation is computed using principally the straight-line method at rates based upon estimated useful lives of five to 20 years for buildings and building improvements, five to 12 years for cable television systems and three to 10 years for other plant and equipment.

  The costs of initial cable television connections are capitalized as cable plant at standard rates for Cox's labor and at actual costs for materials and outside labor. Construction costs of new buildings, cable television systems and equipment include capitalized interest. Expenditures for maintenance and repairs are charged to operating expense as incurred. At the time of retirements, sales or other dispositions of property, the original cost and related accumulated depreciation are written off.

 Investments

  Investments in affiliates are accounted for under the equity method or cost basis depending upon the level of ownership in the investment and/or Cox's ability to exercise significant influence over the operating and financial policies of the investee. Equity method investments are recorded at cost and adjusted periodically to recognize Cox's proportionate share of the investees' undistributed income or losses.

  Effective January 1, 1994, Cox adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as described in Note 6. Cost method investments in publicly traded companies are stated at fair market value. Cost method investments in privately held companies are stated at cost adjusted for any known diminution in value determined to be other than temporary in nature.

                           COX COMMUNICATIONS, INC.

 Intangible Assets

  Intangible assets consist primarily of goodwill, franchise costs, contractual rights and other licenses and noncompete agreements. Goodwill and franchise costs recorded in business combinations generally are amortized on a straight-line basis over 40 years. Contractual rights and other licenses are amortized on a straight-line basis over the estimated life of the asset. Noncompete agreements are amortized on a straight-line basis over the contractual lives of the agreements, generally three to five years. Cox assesses on an on-going basis the recoverability of intangible assets based on estimates of future undiscounted cash flows for the applicable business acquired compared to net book value. If the future undiscounted cash flow estimate is less than net book value, net book value is then reduced to the undiscounted cash flow estimate. Cox also evaluates the amortization periods of intangible assets to determine whether events or circumstances warrant revised estimates of useful lives.

 Income Taxes

  The accounts of Cox are included in the consolidated federal income tax return and certain state income tax returns of CEI. Current federal and state income tax expenses and benefits are allocated on a separate return basis to Cox based on the current year tax effects of the inclusion of its income, expenses and credits in the consolidated income tax returns of CEI or based on separate state income tax returns.

  Deferred income taxes arise from temporary differences between income taxes and financial reporting and principally relate to depreciation, amortization and undistributed earnings of investees.

  On January 1, 1993, Cox adopted SFAS No. 109, "Accounting for Income Taxes," which requires, among other things, that deferred taxes, including those previously recorded, be adjusted to current rates. Cox reported as the cumulative effect of an accounting change a benefit related to SFAS No. 109 of $25.7 million.

 Pension, Postretirement and Postemployment Benefits

  CEI generally provides defined pension benefits to all employees based on years of service and compensation during those years. CEI also provides certain health care and life insurance benefits to substantially all retirees and employees. For employees and retirees of Cox, these benefits are provided through the CEI plans. Expense related to these plans is allocated to Cox through the intercompany account. The amount of the allocations is generally based on actuarial determinations of the effects of Cox employees' participation in the plans.

  On January 1, 1993, Cox adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires accrual of postretirement benefits during the years an employee provides services. Cox also adopted, as of January 1, 1993, SFAS No. 112, "Employers' Accounting for Postemployment Benefits." This Statement requires an accrual method of recognizing postemployment benefits such as disability-related benefits. Cox elected to immediately recognize the obligation for both of these new Statements. The adoption of SFAS No. 106 resulted in a $6.1 million ($3.8 million net-of-tax) charge to income and SFAS No. 112 resulted in a $2.0 million ($1.2 million net-of-tax) charge. These one-time, net-of-tax charges were reported as the cumulative effect of accounting changes.

 Earnings Per Common Share

  Cox became publicly traded on the New York Stock Exchange effective February 1, 1995. Earnings per common share calculations have not been disclosed because the dissimilarity of the previous capital structure of Cox precludes a meaningful comparison. Pro forma earnings per common share is presented for comparative purposes at Note 4.

                           COX COMMUNICATIONS, INC.

 Restructuring Charge

  During December 1995, Cox recorded a $5,139,000 pre-tax restructuring charge. This charge principally represents severance, benefits and other related costs associated with the planned elimination of approximately 196 accounting and MIS staff positions during 1996. Similar restructuring charges are expected in 1996 for other administrative functions. At December 31, 1995, payments approximating $1,402,000 had been made in connection with the restructuring.

 Foreign Currency Translation

  The financial statements of Cox's non-U.S. investments are translated into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation." Net assets of non-U.S. investments whose functional currencies are other than the U.S. dollar are translated at the current rate of exchange. Income and expense items are translated at the average exchange rate for the year. The resulting translation adjustments are recorded directly into a separate component of shareholders' equity.

 Interest Rate Hedges

  Gains and losses related to qualifying hedges of anticipated debt transactions are deferred and are recognized as adjustments of carrying amounts when the hedged transactions occur. In the Consolidated Statements of Cash Flows, realized gains and losses are classified along with the related debt transaction as financing activities. Such gains or losses are amortized using the interest method over the life of the related debt as adjustments to interest expense.

 Capitalized Interest

  Interest is capitalized as part of the historical cost of acquiring qualifying assets, including self-constructed assets and advances to equity method investees while the investee has activities in progress necessary to commence its planned principal operations which are used to acquire qualifying assets. Interest capitalized for the years ended December 31, 1995, 1994 and 1993 was $14,188,000, $70,000 and $87,000, respectively.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Recently Issued Accounting Pronouncements

  In March 1995, SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," was issued. This Statement requires that long-lived assets and certain intangibles be reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, with any impairment losses being reported in the period in which the recognition criteria are first applied based on the fair value of the asset. Long-lived assets and certain intangibles to be disposed of are required to be reported at the lower of carrying amount or fair value less cost to sell. Cox intends to adopt SFAS No. 121 in the first quarter of 1996. The effect on the financial statements upon adoption of SFAS No. 121 currently has not been determined.

  In October 1995, SFAS No. 123, "Accounting for Stock-Based Compensation," was issued. The adoption of the new recognition provisions for stock-based compensation expense included in SFAS No. 123 is optional; however, the pro forma effects on net income and earnings per share had the new recognition provisions been elected is required to be disclosed in the financial statements. Cox will continue to follow the requirements of APB No. 25, "Accounting for Stock Issued to Employees," in its accounting for employee stock options; therefore, no impact on Cox's financial position and results of operations is expected. Cox will adopt the new disclosure requirements under SFAS No. 123 in 1996.

                           COX COMMUNICATIONS, INC.

 Reclassifications

  Certain amounts in the 1994 and 1993 financial statements have been reclassified for comparative purposes.

 Unaudited Interim Financial Statements

  The consolidated financial statements as of March 31, 1996 and for the three months ended March 31, 1996 and 1995 include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the entire year.

3. CASH MANAGEMENT SYSTEM

  Cox participates in CEI's cash management system, whereby the bank sends daily notification of checks presented for payment. CEI transfers funds from other sources to cover the checks presented for payment. Book overdrafts of $68,442,000 and $16,568,000 existed at December 31, 1995 and 1994, respectively, as a result of checks outstanding. These book overdrafts were reclassified as accounts payable and are considered as financing activities in the Consolidated Statements of Cash Flows.

4. ACQUISITIONS AND DISPOSITIONS OF BUSINESSES

  Effective February 1, 1995, Cox, CEI, The Times Mirror Company ("Times Mirror") and New TMC Inc. ("New Times Mirror") consummated a merger (the "Merger"), pursuant to which Times Mirror (which, at the time of the Merger, was engaged only in the cable television business) merged with and into Cox. In connection with the Merger, Cox Class A Common Stock became publicly traded on the New York Stock Exchange. Following the Merger, New Times Mirror changed its name to "The Times Mirror Company."

  As a result of the Merger, each share of Times Mirror Common Stock was converted into one share of New Times Mirror Common Stock and .615289 of a share of Cox Class A Common Stock. The former Times Mirror stockholders received a total of approximately 54,904,252 shares of Cox Class A Common Stock. Subsidiaries of CEI received 181,296,833 shares of Cox Class A Common Stock and 13,798,896 shares of Cox Class C Common Stock.

  The Merger was accounted for by the purchase method of accounting, whereby the purchase price was allocated to the assets and liabilities assumed based on their estimated fair values at the date of acquisition as follows:

                                                        (THOUSANDS OF DOLLARS)
     PURCHASE PRICE:
       Debt assumed....................................       $1,364,000
       Stock issued....................................          932,000
       Net working capital deficit and other net
        liabilities assumed............................          151,995
       Merger costs....................................           46,046
                                                              ----------
                                                               2,494,041
     FAIR MARKET VALUE OF ASSETS AND LIABILITIES
      ACQUIRED:
       Plant and equipment.............................          377,677
       Investments.....................................           28,300
       Deferred taxes related to plant and equipment
        write-down.....................................           38,935
                                                              ----------
                                                                 444,912
                                                              ----------
     PURCHASE PRICE OVER FAIR VALUE OF NET ASSETS
      ACQUIRED.........................................       $2,049,129
                                                              ==========

                           COX COMMUNICATIONS, INC.

  The excess of the purchase price over the fair value of net assets acquired has been recorded as goodwill and is being amortized using the straight-line basis over 40 years. Certain revisions to the initial purchase price allocation have been made based on an independent appraisal of the plant and equipment acquired. Results of operations have been included in the consolidated financial statements from the date of acquisition.

  The following unaudited pro forma statements of income present the consolidated results of operations as if the Merger had occurred at the beginning of the periods presented and does not purport to be indicative of the operating results that would have occurred if the Merger had been consummated as of those dates nor is it necessarily indicative of the future operating results.

                                                        1995         1994
                                                     -----------  -----------
                                                     (THOUSANDS OF DOLLARS,
                                                     EXCEPT PER SHARE DATA)
     REVENUES.......................................  $1,328,122   $1,235,159
     COSTS AND EXPENSES:
       Operating....................................     485,743      421,568
       Selling, general and administrative..........     326,837      340,026
       Restructuring charge.........................       5,139          --
       Depreciation and amortization................     279,114      253,809
                                                      ----------   ----------
     OPERATING INCOME...............................     231,289      219,756
     Interest expense...............................    (140,063)    (148,857)
     Equity in net losses of affiliated companies...     (79,734)     (54,171)
     Gain on sale of affiliated companies...........     188,806          --
     Other, net.....................................       1,114        3,338
                                                      ----------   ----------
     INCOME BEFORE INCOME TAXES.....................     201,412       20,066
     Income taxes...................................     100,173       32,818
                                                      ----------   ----------
     NET INCOME (LOSS)..............................  $  101,239  $   (12,752)
                                                      ==========  ===========
     PRO FORMA PER SHARE DATA:
       Net income (loss) per share..................       $0.39       $(0.05)
       Pro forma weighted average shares
        outstanding................................. 260,788,241  250,364,240

  The above pro forma information does not include, due to immateriality, the effects of the following transactions:

  In September 1995, Cox sold its cable television system serving approximately 13,000 customers in Bullhead City and parts of Mohave County, Arizona for $20,000,000. No gain or loss resulted from this transaction.

  In September 1995, Cox agreed in principle with Tele-Communications, Inc. ("TCI") to exchange certain cable television systems owned by Cox serving approximately 324,000 customers for certain cable television systems owned by TCI serving approximately 296,000 customers (the "TCI Exchange"). Assuming the TCI Exchange is consummated, Cox will acquire systems serving customers in Chesapeake, Virginia; Scottsdale, Arizona; St. Bernard, Louisiana; Providence, Rhode Island; and Omaha, Nebraska. These systems are expected to be operated as part of Cox's existing system clusters in those areas. In exchange, TCI will receive from Cox systems serving customers in metropolitan Pittsburgh; Spokane, Washington; Springfield, Illinois; Cedar Rapids, Iowa; Quad Cities, Illinois-Iowa; and Saginaw, Michigan. Cox anticipates that the TCI Exchange will be consummated during the fourth quarter of 1996. No material gain or loss is expected on this transaction.

                           COX COMMUNICATIONS, INC.

  In October 1995, Cox entered into an agreement to exchange Cox's Williamsport, Pennsylvania cable television system for Susquehanna Cable Company's East Providence, Rhode Island cable television system. The Williamsport system, which was acquired as part of the Merger, serves approximately 24,000 customers in Williamsport and surrounding communities. The Susquehanna system serves approximately 15,500 customers in East Providence, Rhode Island. No gain or loss is expected to be recorded on this transaction, which is expected to close in the second quarter of 1996.

  In November 1995, Cox entered into an agreement to sell certain cable television systems in Ohio and Kentucky. These systems, which were acquired as a result of the Merger, serve approximately 78,600 customers in Ashland, Kentucky and Defiance, Ohio. No gain or loss is expected from this transaction, which is anticipated to close during the second quarter of 1996.

  In January 1996, Cox acquired a cable television system serving approximately 51,000 customers in Newport News, Virginia, for approximately $122,250,000. Cox will operate this system as part of its cluster of systems in the Hampton Roads, Virginia area. On December 31, 1995, a deposit of $117,151,000 was placed in escrow to be applied towards the purchase price.

  In January 1996, Cox sold its cable television system in Texarkana, Texas. The system, which was acquired as part of the Merger, served approximately 23,400 customers. No gain or loss resulted from this transaction.

5. PLANT AND EQUIPMENT

  Plant and equipment is summarized as follows:

                                                             DECEMBER 31
                                                       ------------------------
                                                          1995         1994
                                                       -----------  -----------
                                                       (THOUSANDS OF DOLLARS)
     Land............................................. $    21,072  $    19,326
     Buildings and building improvements..............      72,407       61,472
     Transmission and distribution plant..............   1,758,056    1,019,809
     Miscellaneous equipment..........................     150,350       90,465
     Construction in progress.........................      79,615       43,856
                                                       -----------  -----------
       Plant and equipment, at cost...................   2,081,500    1,234,928
     Less accumulated depreciation....................    (867,643)    (570,663)
                                                       -----------  -----------
       Net plant and equipment........................ $ 1,213,857  $   664,265
                                                       ===========  ===========

6. INVESTMENTS

  Investments are summarized as follows:

                                                              DECEMBER 31
                                                        ------------------------
                                                            1995        1994
                                                        ------------ -----------
                                                        (THOUSANDS OF DOLLARS)
     Equity method investments......................... $    647,217 $  534,571
     Cost method investments:
       Publicly traded companies.......................      517,250     13,455
       Privately held companies........................       36,786     20,964
                                                        ------------ ----------
         Total investments............................. $  1,201,253 $  568,990
                                                        ============ ==========

                           COX COMMUNICATIONS, INC.

  Summarized combined unaudited financial information for equity method investments and Cox's proportionate share (determined based on Cox's ownership interest in each investment) for 1995 and 1994 is as follows:

                                                              COX'S
                                   COMBINED            PROPORTIONATE SHARE
                            YEAR ENDED DECEMBER 31   YEAR ENDED DECEMBER 31
                            ------------------------ ------------------------
                               1995         1994        1995         1994
                            -----------  ----------- -----------  -----------
                                        (THOUSANDS OF DOLLARS)
   Revenues................ $ 1,171,741  $  775,934  $   318,534  $   211,657
   Depreciation and
    amortization...........     117,739     111,191       48,131       38,933
   Operating loss..........     (92,289)   (103,597)     (31,960)     (24,648)
   Net loss................    (217,285)   (159,182)     (66,884)     (40,243)

                                                               COMBINED
                                                              DECEMBER 31
                                                        -----------------------
                                                           1995        1994
                                                        ----------- -----------
                                                        (THOUSANDS OF DOLLARS)
   Current assets...................................... $   431,140 $   408,929
   Noncurrent assets...................................   3,768,691   1,680,476
   Current liabilities.................................     355,771     340,865
   Noncurrent liabilities..............................   1,175,551     792,948
   Equity..............................................   2,668,509     955,592

  Cox's share of the net losses as stated above is not equal to the losses from equity investments reported in the Consolidated Statements of Income due to amortization and other expenses. At December 31, 1995, the aggregate unamortized excess of Cox's investments over its equity in the underlying net assets of the affiliates was approximately $46,804,000 and is being amortized over periods ranging from five to 40 years. Amortization included in equity in net losses of affiliates for the years ended December 31, 1995, 1994 and 1993 was $5,622,000, $5,163,000 and $4,432,000, respectively.

  The investment balances above include investments in and advances to affiliated companies. The advances are generally interest-bearing, long-term notes receivable totaling $136,534,000 and $96,427,000 at December 31, 1995 and 1994, respectively. Interest income recognized on notes receivable was $9,496,000, $5,237,000 and $1,895,000 in 1995, 1994 and 1993, respectively.

  On January 1, 1994, Cox adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which addresses, among other things, the accounting for investments in equity securities that have readily determinable fair market values and are accounted for by the cost method. Cox has classified its cost method investments in publicly traded companies as available-for-sale, which are required under the Statement to be reported at fair market value with unrealized net-of-tax gains and losses excluded from earnings and reported as a separate component of shareholders' equity. Upon adoption of SFAS No. 115, Cox's unrealized gain was $20,258,000 ($12,155,000 net-of-tax). The net-of-tax gain was reported as the cumulative effect of an accounting change in the Consolidated Statements of Shareholders' Equity. At December 31, 1995 and 1994, the unrealized gain for these investments, which had an aggregate cost of $420,264,000 and $10,602,000, was $96,986,000
($58,192,000 net-of-tax) and $2,853,000 ($1,712,000 net-of-tax), respectively.
Fair market values of publicly traded investments are based on quoted market prices.

  At December 31, 1995 and 1994, cost method investments in privately held companies were carried at an aggregate cost of $36,786,000 and $20,964,000, respectively. It was not practicable to estimate the fair values of

                           COX COMMUNICATIONS, INC.

privately held investments due to lack of quoted market prices and the excessive cost involved in determining such fair values. During 1995, certain investments were written down by $20,662,000 to their net realizable value.

 Telephony

  Cox currently owns a 30.06% interest in Teleport Communications Group, Inc. and TCG Partners (collectively, "TCG"), the first and largest local exchange carrier in the U.S. Additionally, TCG and local cable operators have formed local joint ventures in each market served by TCG. Cox recorded $19,300,000, $9,500,000 and $5,700,000 of equity in net losses in affiliated companies for the years ended December 31, 1995, 1994 and 1993, respectively, for its ownership interest in TCG and the related joint ventures.

  In October 1994, subsidiaries of Cox, TCI, Comcast Corporation ("Comcast") and Sprint Corporation ("Sprint") formed a partnership known as "WirelessCo" to engage in the business of providing wireless communications services, primarily personal communications services ("PCS"). WirelessCo, of which Cox owns a 15% interest, was the successful bidder for 29 broadband PCS licenses in the auction conducted by the Federal Communications Commission ("FCC") from December 1994 through March 1995. The total purchase price for the 29 licenses was approximately $2,110,000,000. In March 1995, Cox, TCI, Comcast and Sprint formed MajorCo, L.P. (known, collectively with its subsidiaries, as "Sprint Spectrum") to which the partners contributed all of their respective interests in WirelessCo.

  Cox also owns a 17.6% interest in PhillieCo, a partnership formed by subsidiaries of Cox, TCI and Sprint. PhillieCo was the successful bidder for a broadband PCS license for the Philadelphia Major Trading Area ("MTA"), for which the purchase price was approximately $85,000,000.

  Cox has been awarded a broadband PCS license for the Los Angeles-San Diego MTA under the FCC's pioneer preference program. The amount payable by Cox for its license will be approximately $251.9 million. Cox will pay for the license in equal installments over 1998, 1999 and 2000 with payments of interest only required during 1996 and 1997. Cox has recorded the related liability of $251.9 million as debt in its consolidated financial statements.

  Cox entered into a joint venture formation agreement with TCI, Comcast and Sprint which provides the basis upon which the parties will negotiate a definitive agreement for the formation of a new limited partnership, to be referred to as "PioneerCo," to operate the PCS system in the Los Angeles-San Diego MTA. The limited partnership is initially expected to be owned 51% by a jointly controlled partnership, ("Cox Pioneer Partnership", owned approximately 78% by Cox and approximately 22% by CEI), and 49% by Sprint Spectrum. Upon the satisfaction of certain conditions, Cox will contribute its Los Angeles-San Diego PCS license to this limited partnership. Cox and CEI would continue to control jointly the PCS license and Cox would have day-to-day management authority over this limited partnership. Cox Pioneer Partnership will have the right to put, and Sprint Spectrum will have the right to call, all or part of Cox Pioneer Partnership's interest in PioneerCo at various times. Upon the put or call of part of Cox Pioneer Partnership's interest in PioneerCo, control of PioneerCo would shift to Sprint Spectrum.

 International Broadband Networks

  In April 1993, Cox and SBC Communications, Inc. created a partnership, SBC CableComms (UK) ("CableComms"), to operate cable television and telephony businesses in the United Kingdom ("U.K."). In

                           COX COMMUNICATIONS, INC.

October 1994, Cox increased its ownership in the partnership to 50% by exercising an option to acquire an additional 25% interest for approximately $145,400,000.

  In October 1995, CableComms, TeleWest Communications plc ("TeleWest") and TeleWest plc ("New TeleWest") consummated a merger (the "TeleWest Merger"), pursuant to which New TeleWest acquired the U.K. broadband network operations of CableComms and TeleWest. As a result of the TeleWest Merger, based on the number of homes passed and the number of cable and telephony subscribers, New TeleWest became the largest cable television and telephony operator in the U.K. Cox received ordinary shares and convertible preferred shares representing approximately 14.65%, on a fully diluted basis, of the ordinary share capital of the publicly-traded company, New TeleWest. As a result of this transaction, Cox recognized a pre-tax net gain of $174,833,000. Cox accounts for its investment in New TeleWest using the cost method according to the requirements of SFAS No. 115 as previously discussed. At December 31, 1995, the book value of Cox's investment in New TeleWest was $500,335,000, including an unrealized pre-tax gain of $92,534,000.

  Prior to consummation of the TeleWest Merger, Cox accounted for its 50% investment in CableComms under the equity method. CableComms comprised $26,100,000, $14,500,000 and $7,547,000 of Cox's equity in losses of affiliated companies for the years ended December 31, 1995, 1994 and 1993, respectively. In anticipation of the TeleWest Merger, on June 28, 1995, CableComms obtained bank financing and used the proceeds to repay all monies advanced to the partnership subsequent to November 1, 1994. Cox's share of the repayment was approximately $95,446,000, including $2,400,000 of interest income.

  In May 1995, Cox sold its 50% interest in STOFA A/S, a private operator of cable television systems in Denmark for $13,300,000. A pre-tax gain of approximately $10,200,000 was recorded in the second quarter of 1995.

 Cable Television Programming and Other Investments

  In February 1995, Cox purchased a 10% interest in European Channel Management Limited which delivers BBC World, a 24-hour news channel and BBC Prime, an entertainment channel to European subscribers outside the U.K.

  In October 1995, Cox acquired a 41% interest in the Outdoor Life Network and a 39% interest in the Speedvision Network, two new U.S. programming services. The Outdoor Life Network's programming consists primarily of outdoor recreation, adventure and wildlife themes; the Speedvision Network's programming consists of a broad variety of material for automobile, boat and airplane enthusiasts.

  Cox also owns: a 50% interest in TWC Cable Partners, which owns cable television systems in Staten Island, New York, and Fort Walton Beach, Florida; a 38% interest in UK Gold and a 49.6% interest in UK Living, satellite programming networks serving the U.K; a 24.6% interest in Discovery Communications, Inc., a documentary programming network that operates The Discovery Channel and The Learning Channel; a 50% interest in GEMS Television, a Spanish-language network in North and South America; and various other programming networks and cable television businesses.

                           COX COMMUNICATIONS, INC.

7. INTANGIBLE ASSETS

  Intangible assets are summarized as follows:

                                                             DECEMBER 31
                                                        ------------------------
                                                           1995         1994
                                                        -----------  -----------
                                                        (THOUSANDS OF DOLLARS)
     Goodwill.......................................... $ 2,672,227  $  629,001
     Franchise costs...................................      77,547      76,883
     Contractual rights and other licenses.............     261,476       4,651
     Noncompete agreements.............................      14,638      15,236
     Subscriber lists..................................      10,797      15,268
                                                        -----------  ----------
       Total...........................................   3,036,685     741,039
     Less accumulated amortization.....................    (260,782)   (198,361)
                                                        -----------  ----------
       Net intangible assets........................... $ 2,775,903  $  542,678
                                                        ===========  ==========

8. INCOME TAXES

  Effective January 1, 1993, Cox adopted SFAS No. 109, "Accounting for Income Taxes," which requires the use of the liability method of accounting for deferred income taxes. Financial statements for prior years have not been restated to apply the provisions of SFAS No. 109. The cumulative effect of this accounting change was an increase in net income of $25,710,000.

  Income tax expense (benefit) is summarized as follows:

                                                       YEAR ENDED DECEMBER 31
                                                       -------------------------
                                                        1995     1994     1993
                                                       -------  -------  -------
                                                       (THOUSANDS OF DOLLARS)
   Current:
     Federal.......................................... $59,029  $24,035  $51,700
     State............................................  18,135    5,216   10,954
                                                       -------  -------  -------
       Total current..................................  77,164   29,251   62,654
                                                       -------  -------  -------
   Deferred:
     Federal..........................................  22,806   (2,754)   2,865
     State............................................     (76)    (717)     521
                                                       -------  -------  -------
       Total deferred.................................  22,730   (3,471)   3,386
                                                       -------  -------  -------
       Total income taxes............................. $99,894  $25,780  $66,040
                                                       =======  =======  =======

  The tax effects of significant temporary differences which comprise the net deferred tax liabilities are as follows:

                                                            DECEMBER 31
                                                      ------------------------
                                                         1995         1994
                                                      -----------  -----------
                                                      (THOUSANDS OF DOLLARS)
     Plant and equipment............................. $  (201,572) $  (101,319)
     Acquisition adjustments.........................     (23,766)      (4,892)
     Undistributed income (losses) of investees......     (25,946)       8,648
     Unrealized (gain) loss on securities............     (38,794)       1,672
     Other...........................................       2,039       (1,201)
                                                      -----------  -----------
       Net deferred tax liability.................... $  (288,039) $   (97,092)
                                                      ===========  ===========

                           COX COMMUNICATIONS, INC.

  Income tax expense computed using the U.S. federal statutory rate is reconciled to the reported income tax provisions as follows:

                                                    YEAR ENDED DECEMBER 31
                                                    -------------------------
                                                     1995     1994     1993
                                                    -------  -------  -------
                                                    (THOUSANDS OF DOLLARS)
   Federal statutory income tax rate...............   35%      35%      35%
   Computed tax expense at federal statutory rates
    on income before income taxes.................. $71,296  $18,321  $50,091
   State income taxes (net of federal tax
    benefit).......................................  11,738    2,924    7,459
   Amortization of acquisition adjustments.........  19,257    5,977    5,640
   1% increase in enacted tax rate.................     --       --     2,502
   Non-deductible preferred stock dividends of a
    subsidiary.....................................   2,339    2,339    2,339
   Benefit arising from low income housing
    credits........................................  (4,532)  (2,876)  (2,422)
   Other, net......................................    (204)    (905)     431
                                                    -------  -------  -------
     Income tax provision.......................... $99,894  $25,780  $66,040
                                                    =======  =======  =======

  The consolidated federal income tax returns of CEI for 1986 through 1991 and the combined California franchise tax returns for 1984 through 1990 of CEI are presently under audit. Also currently under audit are state income tax returns filed by Cox in Louisiana for 1990 through 1992, Oklahoma for 1989 through 1994 and Arizona for 1991 through 1994. Management believes that any additional liabilities arising from current tax-related audits are sufficiently provided for at December 31, 1995.

9. DEBT

  Debt consists of:

                                                               DECEMBER 31
                                                         ------------------------
                                                             1995        1994
                                                         ------------ -----------
                                                         (THOUSANDS OF DOLLARS)
   Revolving credit facility, 6.5% at December 31,
    1994...............................................           --  $  750,000
   Revolving credit facility, due December 18, 1996,
    6.3% at December 31, 1995..........................           --         --
   Revolving credit facility, due December 20, 2000,
    6.3% at December 31, 1995..........................  $    866,800        --
   6  3/8% Notes, due June 15, 2000, net of unamortized
    discount of $1,056.................................       423,944        --
   6  1/2% Notes, due November 15, 2002, net of
    unamortized discount of $605.......................       199,395        --
   6  7/8% Notes, due June 15, 2005, net of unamortized
    discount and hedging cost of $14,765...............       360,235        --
   7  1/4% Debentures, due November 15, 2015, net of
    unamortized discount of $934.......................        99,066        --
   7  5/8% Debentures, due June 15, 2025, net of
    unamortized discount and hedging cost of $18,291...       131,709        --
   Obligation to the FCC...............................       251,918        --
   Notes and debentures, due in varying amounts through
    2023, interest at fixed rates ranging from 7.125%
    to 8.875%..........................................        41,804        --
   Capitalized lease obligations.......................        17,854        --
                                                         ------------ ----------
     Total debt........................................  $  2,392,725 $  750,000
                                                         ============ ==========

  On January 24, 1995, Cox entered into a $1,136 million revolving credit facility (the "5-Year Facility"). Cox borrowed $750 million under the 5-Year Facility and used the proceeds to retire existing indebtedness. On

                           COX COMMUNICATIONS, INC.

December 20, 1995, the 5-Year Facility was amended to increase the commitment to $1,200 million and extend the maturity date to December 20, 2000.

  Pursuant to the Merger, on February 1, 1995, Cox assumed $1,364 million of debt from Times Mirror. The debt was comprised of $57,357,000 of notes and debentures, $908,000 of accrued interest payable, and $1,305,735,000 of outstanding borrowings under a $1,364 million revolving credit agreement (the "364-Day Facility"). The outstanding balance under the 364-Day Facility was repaid using primarily the net proceeds from the June Debt Offering (as defined herein). On December 20, 1995, the 364-Day Facility was amended to reduce the commitment available for borrowing to $800 million and extend the maturity date to December 18, 1996, at which time any outstanding borrowings convert to a long-term loan due December 18, 1999.

  At Cox's option, the interest rates on borrowings under the revolving credit agreements are based on the London Interbank Offered Rate or the certificate of deposit rate plus varying percentages or an alternate base rate. In addition, the 5-Year Facility permits up to $500 million in borrowings in any G-7 currency, with interest thereon based on the interbank domestic eurocurrency market for such currency. The credit facilities impose a commitment fee on the unused portion of the total amount available of .1% to
 .3% based on the ratio of debt to operating cash flow and a utilization fee of .0625% to .1250% based on the level of borrowings.

  These facilities contain covenants which, among other provisions, limit Cox's ability to pay dividends and sell assets and require Cox to meet certain requirements as to the ratio of debt to operating cash flow and the ratio of operating cash flow to debt service. Cox was in compliance with these covenants at December 31, 1995. At December 31, 1995, the amount available for the payment of dividends was $28,615,000; however, Cox does not intend to pay dividends in the foreseeable future.

  Cox has been awarded a broadband PCS license for the Los Angeles-San Diego MTA under the FCC's pioneer preference program. The amount payable by Cox for its license is approximately $251.9 million. Cox will pay for the license in equal installments over 1998, 1999 and 2000 with payments of interest only required during 1996 and 1997. Cox has recorded the related liability of $251.9 million as debt in the consolidated financial statements.

  On June 27, 1995, Cox issued $425 million of unsecured 6 3/8% Notes Due 2000, $375 million of unsecured 6 7/8% Notes Due 2005 and $150 million of unsecured 7 5/8% Debentures Due 2025 (collectively, the "June Debt Securities"). In connection with the issuance of the June Debt Securities (the "June Debt Offering"), Cox entered into a series of transactions under a forward treasury lock agreement in order to hedge its interest rate exposure until the June Debt Offering could be completed. Such hedging transactions totaled a notional amount of $100 million for the Notes Due 2005 and $100 million for the Debentures Due 2025. The transactions were settled upon the closing of the June Debt Offering at a total cost of approximately $32.3 million, which will be reflected as adjustments to interest expense over the life of the Notes Due 2005 and Debentures Due 2025. Amortization of market discounts, underwriting discounts and commissions and hedging and other issuance costs will increase the effective interest rates on the Notes Due 2005 and Debentures Due 2025 to 7.452% and 8.784%, respectively. Net proceeds to Cox from the issuance of the June Debt Securities were approximately $907.7 million after market discounts, underwriting discounts and commissions and hedging and other issuance costs.

  Interest on the June Debt Securities is payable semi-annually on June 15 and December 15 of each year, commencing on December 15, 1995. The June Debt Securities may not be redeemed by the Company prior to maturity, nor is the Company required to make mandatory redemption or sinking fund payments prior to maturity.

                           COX COMMUNICATIONS, INC.

  On November 21, 1995, Cox issued $200 million of unsecured 6 1/2% Notes Due 2002 and $100 million of unsecured 7 1/4% Debentures Due 2015 (collectively, the "November Debt Securities"). Amortization of market discounts, underwriting discounts and commissions and other issuance costs will increase the effective interest rates to 6.724% and 7.431%, respectively. Net proceeds to Cox from the issuance of the November Debt Securities were approximately $296.0 million after market discounts, underwriting discounts and commissions and other issuance costs.

  Interest on the November Debt Securities is payable semi-annually on May 15 and November 15 of each year, commencing on May 15, 1996. The November Debt Securities will be redeemable in whole or in part, at Cox's option, at fixed redemption prices. The Company is not required to make mandatory redemption or sinking fund payments prior to maturity.

  The June Debt Securities and November Debt Securities contain certain restrictive covenants relating to, among other things, liens on assets, indebtedness of restricted subsidiaries, designation of restricted subsidiaries and mergers and sales of assets.

  In accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," Cox estimated the fair value of its debt instruments. The estimates are based on discounted cash flow analyses using Cox's incremental borrowing rate for similar types of borrowing arrangements and dealer quotations. Borrowings under current maturities, the revolving credit agreements and the FCC obligation approximate fair value because the amounts bear interest at the current market rate. Remaining debt with a carrying amount of $1,267,900,000 is estimated to have a fair value of $1,349,348,000 at December 31, 1995.

  Maturities of debt for each of the next five years and thereafter are as follows:

                                                          (THOUSANDS OF DOLLARS)
      1996...............................................       $    6,109
      1997...............................................            8,144
      1998...............................................          128,793
      1999...............................................          149,611
      2000...............................................        1,297,835
      Thereafter.........................................          802,233
                                                                ----------
        Total............................................       $2,392,725
                                                                ==========

10. RETIREMENT PLANS

  A portion of Cox's employees participate in the noncontributory defined benefit pension plan of CEI and certain key employees participate in an unfunded, nonqualified supplemental pension plan. The plans call for benefits to be paid to eligible employees at retirement based primarily upon years of service with Cox and compensation rates during those years.

  The following table sets forth certain information attributable to the Cox employees' participation in the CEI pension plans:

                                                             DECEMBER 31
                                                       -----------------------
                                                          1995        1994
                                                       ----------- -----------
                                                       (THOUSANDS OF DOLLARS)
     Actuarial present value of benefit obligations:
       Vested benefits................................ $    32,220 $    23,090
       Nonvested benefits.............................       5,008       3,115
                                                       ----------- -----------
         Accumulated benefit obligations.............. $    37,228 $    26,205
                                                       =========== ===========
         Projected benefit obligations................ $    56,452 $    42,495
                                                       =========== ===========

                           COX COMMUNICATIONS, INC.

  Assumptions used in the actuarial computations were:

                                                                   DECEMBER 31
                                                                   ------------
                                                                   1995   1994
                                                                   -----  -----
     Discount rate................................................  7.25%  8.50%
     Rate of increase in compensation levels......................  5.00   6.25
     Expected long-term rate of return on assets..................  9.00   9.00

  As a result of the Merger, effective January 1, 1996, Cox established the Cox Communications, Inc. Pension Plan (the "CCI Plan"), a noncontributory defined benefit plan for substantially all of Cox's employees. The remaining Cox employees who did not participate in the CEI plan, primarily the employees of the former Times Mirror cable television systems, will also become participants in the CCI Plan retroactive to the Merger date of February 1, 1995. The CCI Plan will be established with a transfer of plan assets from CEI and Times Mirror. The CCI Plan assets are expected to have an estimated fair value equal to or greater than the projected benefit obligation attributable to substantially all of Cox's employees.

  Total pension expense for Cox was $4,867,000, $2,902,000 and $2,320,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

  CEI provides certain health care and life insurance benefits to substantially all retirees of CEI and its subsidiaries. In January 1993, Cox, along with CEI, adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 106 requires companies to accrue the cost of postretirement health care and life insurance benefits within the period the employee provides services. Cox, along with CEI, elected to immediately recognize the cumulative effect of the change in accounting for postretirement benefits. Cox's allocated portion of this cumulative effect was $6,087,000 ($3,757,000 net of related tax benefits) which represented the accumulated postretirement benefit obligation ("APBO") existing at January 1, 1993, net of previously recorded liabilities. Prior to the adoption of SFAS No. 106, health benefits for eligible retirees were generally expensed as the claims were incurred. Postretirement expense allocated to Cox by CEI was $888,000, $1,013,000 and $852,000 for the years ended December 31, 1995, 1994 and 1993, respectively. Cox's APBO at December 31, 1995 was $8,443,277.

  The funded status of the portion of the postretirement plan covering the employees of Cox is not determinable. The APBO for the postretirement plan of CEI substantially exceeded the fair value of assets held in the plan at December 31, 1995.

  Actuarial assumptions used to determine the accumulated postretirement benefit obligation include a discount rate of 7.25% and an expected long-term rate of return on plan assets of 9%. The assumed health care cost trend rate for retirees is 11.5%. For participants prior to age 65, the trend rate gradually decreases to 5.5% by year 2007 and remains level thereafter. For retirees at age 65 or older, this rate decreases to 5.0% by year 2008. Increasing the assumed health care cost trend rate by one percentage point would have resulted in an increase in the CEI plan's APBO of approximately 7.5% and an increase in the aggregate of the service cost and interest cost components of the net periodic postretirement benefit cost of approximately 5.9% for 1995.

  In addition, substantially all of Cox's employees are eligible to participate in the savings and investment plan of CEI. Under the terms of the plan, Cox matches 50% of employee contributions up to a maximum of 6% of the employee's base salary. Cox's expense under the plan was $3,881,000, $2,479,000 and $2,295,000 for the years ended December 31, 1995, 1994 and
1993, respectively.

                           COX COMMUNICATIONS, INC.

11. LONG-TERM INCENTIVE PLANS

  Prior to the Merger, certain of the executives and key employees of Cox participated in certain CEI Unit Appreciation Plans ("UAP") that provided for payment of benefits in the form of shares of CEI common stock, cash, or both, generally five years after the date of award. The cost of awards made under the plans was allocated to Cox by CEI over the applicable vesting periods and was charged to operating expense. Amounts charged to expense for Cox employees for the years ended December 31, 1994 and 1993 were $4,419,000 and $3,786,000, respectively.

  Effective upon consummation of the Merger, Cox adopted a Long-Term Incentive Plan ("LTIP") under which executive officers and selected key employees are eligible to receive awards of various forms of equity-based incentive compensation, including stock options, stock appreciation rights, stock bonuses, restricted stock awards, performance units and phantom stock. Cox has reserved 6,000,000 shares of its Class A Common Stock for issuance under the LTIP. The LTIP is to be administered by the Compensation Committee of the Cox Board of Directors or its designee.

  Options granted may be "Incentive Stock Options" or "Nonqualified Stock Options." The exercise price of the options will be determined by the Compensation Committee when the options are granted, subject to a minimum price of the fair market value of the Class A Common Stock on the date of grant.

  Units awarded under the UAP that would have matured in 1995, 1996 and 1997 were converted to 365,954 shares of restricted stock issued under the LTIP. These restricted shares will remain unvested until the January 1 following the end of the original five-year UAP appreciation period except that 16,246 shares have vested and 4,198 have been canceled due to the retirement or termination of certain participants. Other than the restrictions which limit the sale and transfer of these shares until vested, participants are entitled to all the rights of an ordinary shareholder. In addition, Cox issued 2,652 shares of restricted stock to nonemployee directors.

  In addition, at December 31, 1995, stock options to purchase a total of 1,505,142 shares of Cox Class A Common Stock were granted and outstanding at an exercise price of $16.975 under the LTIP. These options become exercisable over a period of three to five years from the date of grant and expire 10 years from the date of grant, with the exception of 59,277 shares which vested during 1995 due to the retirement or termination of certain participants. An accelerated vesting schedule has been provided for the remaining outstanding shares such that the options become fully vested if the market value of the shares exceeds the exercise price by 140% for ten consecutive trading days.

  Effective June 1, 1995, Cox adopted an Employee Stock Purchase Plan to provide substantially all employees who have completed six months of service an opportunity to purchase shares of Cox Class A Common Stock at 90% of the market value on the grant date. The aggregate number of shares allocated to employees during the subscription period was 750,000 and will be purchased via payroll deductions through August 31, 1997, at which time the shares will be issued to the employees.

12. SHAREHOLDERS' EQUITY

  Cox issued two classes of common stock in connection with the Merger. Except with respect to voting, transfer and convertibility, shares of Cox Class A Common Stock and Cox Class C Common Stock are identical in all respects. Holders of Cox Class A Common Stock are entitled to one vote per share and holders of Cox Class C Common Stock are entitled to ten votes per share. The Cox Class C Common Stock is subject to significant transfer restrictions and is convertible on a share-for-share basis into Cox Class A Common Stock at the option of the holder. In addition, in connection with the Merger, Cox authorized 5,000,000 Preferred, $1 par value shares. There is no issued or outstanding Preferred Stock at December 31, 1995.

                           COX COMMUNICATIONS, INC.

  On June 27, 1995, Cox completed a public offering of 10,000,000 shares of Cox Class A Common Stock at a price of $18.875 per share. Cox also sold 8,298,755 shares of Cox Class A Common Stock for $150,000,000 in a private placement to CEI. Total proceeds to Cox were approximately $329,918,000, net of underwriting discounts and commissions and other issuance costs of approximately $8,832,000.

  In connection with the public offering, Cox granted the underwriters an option to purchase up to 1,500,000 shares of Cox Class A Common Stock at the public offering price of $18.875 per share. This option was exercised on June 30, 1995 and closed on July 3, 1995, resulting in proceeds to Cox of approximately $27,113,000, net of underwriting discounts and commissions and other issuance costs of approximately $1,200,000.

  As of December 31, 1995, CEI owned approximately 75.3% of the outstanding shares of the common stock and 82.8% of the voting power of Cox.

13. TRANSACTIONS WITH AFFILIATED COMPANIES

  Cox borrows funds for working capital and other needs from CEI. Certain management services are provided to Cox by CEI. Such services include legal, corporate secretarial, tax, treasury, internal audit, risk management, benefits administration and other support services. Cox was allocated expenses for the years ended December 31, 1995, 1994 and 1993 of approximately $2,000,000, $800,000 and $700,000, respectively, related to these services. Cox pays rent and certain other occupancy costs to CEI for its headquarter office facilities, which amounts approximated $2,600,000, $2,300,000 and $2,400,000 for the years ended December 31, 1995, 1994 and 1993, respectively. Allocated expenses are based on CEI's estimate of expenses related to the services provided to Cox in relation to those provided to other divisions of CEI. Rent and occupancy expense is allocated based on occupied space. Management believes that these allocations were made on a reasonable basis. However, the allocations are not necessarily indicative of the level of expenses that might have been incurred had Cox contracted directly with third parties. Management has not made a study or any attempt to obtain quotes from third parties to determine what the cost of obtaining such services from third parties would have been. The fees and expenses to be paid by Cox to CEI are subject to change.

  On May 25, 1994, in connection with the restructuring of the ownership of its cable television operations and related investments, CEI assigned to Cox $204,727,000 of indebtedness which resulted in a reduction of Cox's equity in a corresponding amount. In addition, $266,625,000 of the total pre-existing amount due to CEI was converted into interest-bearing notes payable to CEI which bore interest at prime plus 1 1/2%. On December 15, 1994, the notes payable to CEI, which totaled $750,000,000, were repaid by Cox.

  On October 28, 1994, CEI funded Cox's purchase of an additional 25% interest in CableComms for $145,369,000. Pursuant to the terms of the Merger, this transaction was recorded as a capital contribution by CEI to Cox. In addition, on December 31, 1994, $148,816,000 of other indebtedness due to CEI was forgiven in the form of a contribution to capital by CEI.

  In connection with the Merger, during 1995 CEI made additional capital contributions to Cox of $43,844,000 by forgiving indebtedness in such amount which Cox owed CEI.

  On June 27, 1995, CEI purchased 8,298,755 shares of Cox Class A Common Stock for $150,000,000 in a private placement at a price per share equal to the public offering price of the June 27, 1995 public offering less the underwriting discounts thereon.

  The amounts due to CEI are generally due on demand and represent the net of various transactions, including those described above. Outstanding amounts to CEI bear interest at fifty basis points above CEI's current commercial paper borrowings. The rate charged to Cox as of December 31, 1995 was 6.6%.

                           COX COMMUNICATIONS, INC.

  Included in amounts due to CEI are the following transactions:

                                                        (THOUSANDS OF DOLLARS)
     Intercompany due to CEI, December 31, 1993........       $ 316,921
       Cash transferred from CEI.......................          26,249
       Net operating expense allocations and
        reimbursements.................................         110,084
       Conversion to interest-bearing notes............        (266,625)
       Contribution to capital.........................        (148,816)
                                                              ---------
     Intercompany due to CEI, December 31, 1994........          37,813
       Cash transferred to CEI.........................          65,906
       Net operating expense allocations and
        reimbursements.................................         122,730
       Contribution to capital.........................         (43,844)
                                                              ---------
     Intercompany due to CEI, December 31, 1995........       $ 182,605
                                                              =========

  In accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," Cox has estimated the fair value of its intercompany advances and notes payable. Given the short-term nature of these advances, the carrying amounts reported in the balance sheets approximate fair value.

  Cox pays fees to certain entities in which it has an ownership interest in exchange for cable television programming. Programming fees paid to such affiliates for the years ended December 31, 1995, 1994 and 1993 were approximately $28,178,000, $9,100,000 and $9,920,000, respectively.

14. SUBSIDIARY PREFERRED STOCK

  On December 31, 1990, three subsidiaries of Cox sold an aggregate of $177,000,000 of nonvoting redeemable preferred stock to an outside investor. In exchange for the stock, the subsidiaries of Cox received $6,000,000 in cash at closing, $34,000,000 in notes due and paid in January 1991, and $137,000,000 in notes due on January 2, 2001.

  On December 31, 1991, the subsidiaries of Cox refinanced the transaction which resulted in an additional $30,000,000 of notes receivable issued and due on January 1, 2001 and an adjustment of the interest rate to 7.39% on all outstanding notes.

  The long-term notes receivable from the outside investor have been netted against the preferred stock due to a right of offset. The net amount, $10,000,000 at December 31, 1995 and 1994, has been included in other liabilities in the Consolidated Balance Sheets.

  The subsidiaries pay annual dividends of approximately $6,682,000 in the aggregate on the outstanding preferred stock, which have been recorded as reduction of interest income on the notes.

                           COX COMMUNICATIONS, INC.

15. SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES

                                                       1995      1994    1993
                                                    ---------- -------- -------
                                                      (THOUSANDS OF DOLLARS)
Significant noncash transactions:
  Debt assigned by CEI.............................        --  $204,727     --
  Capital contributions by CEI..................... $   43,844  294,185     --
  Cox Common Stock issued in connection with the
   Merger..........................................    932,000      --      --
  Debt assumed in connection with the Merger.......  1,364,000      --      --
  Purchase of PCS license..........................    251,918      --      --
  TeleWest Merger stock exchange...................    407,800      --      --
  Capitalized lease obligations....................     17,177      --      --
Additional cash flow information:
  Cash paid for interest (net of amounts
   capitalized).................................... $  141,692 $ 43,584 $12,920
  Cash paid for income taxes.......................     52,135   32,563  68,653

16. COMMITMENTS AND CONTINGENCIES

  Cox leases land, office facilities, and various items of equipment under noncancellable operating leases. Rental expense under operating leases amounted to $15,660,000 in 1995, $11,551,000 in 1994 and $11,035,000 in 1993,
net of sublease rentals of $3,300, $104,000 and $93,000, respectively. Future minimum lease payments as of December 31, 1995 for all noncancellable operating leases are as follows:

                                                          (THOUSANDS OF DOLLARS)
      1996...............................................        $ 3,959
      1997...............................................          3,607
      1998...............................................          2,732
      1999...............................................          1,882
      2000...............................................          1,804
      Thereafter.........................................         14,859
                                                                 -------
        Total............................................        $28,843
                                                                 =======

  At December 31, 1995, Cox had outstanding purchase commitments totaling approximately $58,000,000 for additions to plant and equipment and $156,272,000 to rebuild certain existing cable systems. Other commitments include approximately $65,000,000 for investments in programming and satellite service companies. Cox is committed to fund approximately $300,000,000 for PCS, telephony and telecommunications ventures. This amount may vary significantly depending on numerous factors.

  Cox has guaranteed borrowings of certain affiliates totaling approximately $2,519,000 at December 31, 1995. Cox has unused letters of credit outstanding totaling $3,484,000 at December 31, 1995, as required under agreements with its franchise authorities.

  In 1993, the San Diego, California District Attorney's office began a civil investigation of cable television industry practices, including ownership of inside wiring and late payment fees charged to customers. On August 5, 1994, the District Attorney's office, Cox and Cox Cable San Diego, Inc. agreed to a stipulated judgment whereby, without admitting liability, Cox systems in San Diego, Bakersfield, Santa Barbara and Humboldt, California will charge late fees consistent with estimated actual costs of collection of late payments. The stipulated judgment also creates a fund and a claims procedure for San Diego customers who were assessed late fees at the higher previous level with the balance of the fund in excess of actual claims to be devoted to the

                           COX COMMUNICATIONS, INC.

provision of services and equipment to school districts through a Childrens' Cable Education and Consumer Protection Fund. In the third quarter of 1994, Cox recorded a charge to earnings of approximately $3.3 million in connection with this matter. In addition, the County of San Diego continues to consider information provided regarding late fees charged subsequent to the stipulated judgment. In March 1995, the District Attorney's office, Times Mirror Cable Television Inc. ("TMCT") and Times Mirror Cable Television San Diego County, Inc. (both subsidiaries of Cox following the Merger) agreed to a stipulated judgment whereby, among other things, they (i) will pay $192,375 in costs and civil payments and (ii) will pay restitution in the amount of $1.25 million, $1.0 million of which is to be deposited in a claims fund similar to the one applicable to Cox Cable San Diego, Inc. and $250,000 of which is to be paid in the form of granting customers an extension to the period of time prior to which late fees will be assessed.

  Cox is a party to various other legal proceedings that are ordinary and incidental to its business. Management does not expect that any legal proceedings currently pending, including the putative class actions, will have a material adverse impact on Cox's consolidated financial position or consolidated results of operations.

17. RATE REGULATION AND OTHER DEVELOPMENTS

  In 1993 and 1994, the FCC adopted rate regulations required by the Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act"), which utilized a benchmark price cap system, or alternatively a cost-of-service regime, for establishing the reasonableness of existing basic and cable programming service rates. The regulations resulted in, among other things, an overall reduction of up to 17% in basic rates and other charges in effect on September 30, 1992, before inflationary and other allowable adjustments, if those rates exceeded the revised per-channel benchmarks established by the FCC and could not otherwise be justified under a cost-of-service showing.

  In September 1995, the FCC authorized a new, alternative method of implementing rate adjustments which will allow cable operators to increase rates for programming annually on the basis of projected increases in external costs rather than on the basis of cost increases incurred in the preceding quarter.

  Many franchising authorities have become certified by the FCC to regulate rates charged by Cox for basic cable service and associated basic cable service equipment. Some local franchising authority decisions have been rendered that were adverse to Cox. In addition, a number of such franchising authorities and customers of Cox filed complaints with the FCC regarding the rates charged for cable programming services.

  In September 1995, Cox and the Cable Services Bureau of the FCC reached a settlement in the form of a Resolution of all outstanding rate complaints covering the Cox and former Times Mirror cable television systems. In December 1995, the FCC approved the Resolution which, among other things, provided for $7,120,000 plus interest in refunds to one million customers in January 1996, and the removal of additional outlet charges for regulated services from all of the Times Mirror cable television systems, which accounts for a majority of the refund amounts. The Resolution also stated that Cox's cable programming services tier rates as of June 30, 1995 were not unreasonable. At December 31, 1995, refunds under the Resolution were fully provided for in Cox's financial statements.

  On February 1, 1996, Congress passed the Telecommunications Act of 1996 ("the 1996 Act") which was signed into law by the President on February 8, 1996. The 1996 Act is intended to promote substantial competition in the delivery of video and other services by local telephone companies (also known as local exchange carriers, or "LECs") and other service providers, and permits cable television operators to provide telephone services.

                           COX COMMUNICATIONS, INC.

  Among other provisions, the 1996 Act deregulates the CPS tier of large cable television operators on March 31, 1999 and, upon enactment, the CPS rates of small cable operators where a small cable operator serves 50,000 or fewer subscribers, revises the procedures for filing a CPS complaint and adds a new effective competition test.

  The 1996 Act establishes local exchange competition as a national policy by preempting laws that prohibit competition in the telephone local exchange and by establishing uniform requirements and standards for entry, competitive carrier interconnection and unbundling of LEC monopoly services. Both the FCC and state commissions have substantial new responsibilities to promote the 1996 Act's competition policy. Depending on the degree and form of regulatory flexibility afforded the LECs as part of the 1996 Act's implementation, Cox's ability to offer competitive telephony services may be adversely affected.

  The 1996 Act repeals the cable television/telephone cross-ownership ban and allows LECs and other common carriers, as well as cable systems providing local exchange service, to provide video programming services as either cable operators or as open video system ("OVS") operators within their service areas upon certification from the FCC and pursuant to regulations which the FCC is required to adopt.

  The 1996 Act exempts OVS operators from many of the regulatory obligations that currently apply to cable operators such as rate regulation and franchise fees, although other requirements are still applicable. OVS operators, although not subject to franchise fees as defined by the 1992 Cable Act, may be subject to fees charged by local franchising authorities or other governmental entities in lieu of franchise fees.

18. UNAUDITED QUARTERLY FINANCIAL INFORMATION

  The following table sets forth selected historical quarterly financial information for Cox. This information is derived from unaudited financial statements of Cox and includes, in the opinion of management, all normal and recurring adjustments that management considers necessary for a fair presentation of the results for such periods.

                                                 1995 HISTORICAL
                                 -----------------------------------------------
                                 1ST QUARTER 2ND QUARTER 3RD QUARTER 4TH QUARTER
                                 ----------- ----------- ----------- -----------
                                              (MILLIONS OF DOLLARS)
   Revenues.....................   $271.2      $328.1      $335.1      $351.8
   Depreciation.................     43.8        45.3        51.4        58.3
   Amortization.................     13.1        19.3        18.2        17.9
   Operating income.............     45.9        60.9        58.9        60.3
   Net income (loss)............      1.8         5.0       (14.0)      111.0
                                                 1994 HISTORICAL
                                 -----------------------------------------------
                                 1ST QUARTER 2ND QUARTER 3RD QUARTER 4TH QUARTER
                                 ----------- ----------- ----------- -----------
                                              (MILLIONS OF DOLLARS)
   Revenues.....................   $179.5      $183.6      $183.2      $190.0
   Depreciation.................     25.2        25.6        29.4        26.7
   Amortization.................      5.5         5.5         5.5         5.4
   Operating income.............     39.7        43.7        25.5        30.9
   Net income (loss)............     14.3        13.1        (4.9)        4.1

  Net income for the fourth quarter of 1995 includes a pre-tax net gain of $174.8 million recognized in connection with the TeleWest Merger, along with various adjustments to the carrying value of certain investments.

                           COX COMMUNICATIONS, INC.

  The following tables set forth selected pro forma quarterly financial information prepared from the historical unaudited financial statements of Cox and The Times Mirror Company for each period presented. The selected information is presented as if the Merger and related transactions had been consummated on January 1, 1994.

  The operating results for any quarter are not necessarily indicative of results for any future period. The following pro forma quarterly financial information has been adjusted from amounts previously reported in the Company's Form 10-K and Form 10-Q based on revised estimates of related Merger adjustments.

                                               1995 PRO FORMA
                               -----------------------------------------------
                               1ST QUARTER 2ND QUARTER 3RD QUARTER 4TH QUARTER
                               ----------- ----------- ----------- -----------
                                            (MILLIONS OF DOLLARS)
Regulated revenues............   $215.7      $222.4      $ 227.2     $235.6
A la carte revenues...........      9.1         9.8         10.1       10.7
Satellite revenues............      8.1         9.1         10.5       13.4
Premium service revenues......     47.9        48.1         47.5       46.9
Pay-per-view revenues.........      8.7        12.7         12.7        9.8
Advertising revenues..........     14.6        16.8         17.6       24.6
Other.........................      9.0         9.2          9.5       10.8
                                 ------      ------      -------     ------
  Total revenues..............    313.1       328.1        335.1      351.8
Programming costs.............     76.3        81.2         81.4       85.0
Plant operations..............     34.8        34.3         32.5       33.7
Marketing.....................      9.0        10.8         11.5        8.5
General and administrative....     64.3        66.1         71.3       70.2
Satellite operating and
 administrative...............      8.8        10.2          9.9       12.8
Restructuring charge..........      --          --           --         5.1
Depreciation..................     51.7        45.3         51.4       58.3
Amortization..................     17.0        19.3         18.2       17.9
                                 ------      ------      -------     ------
  Operating income............   $ 51.2      $ 60.9      $  58.9     $ 60.3
                                 ======      ======      =======     ======
  Net income (loss)...........   $ (0.8)     $  5.0      $ (14.0)    $111.0
  Net income (loss) per
   share......................   $ (0.0)     $ 0.02      $ (0.05)    $ 0.41

                                               1994 PRO FORMA
                               -----------------------------------------------
                               1ST QUARTER 2ND QUARTER 3RD QUARTER 4TH QUARTER
                               ----------- ----------- ----------- -----------
                                            (MILLIONS OF DOLLARS)
Regulated revenues............   $208.0      $206.2      $ 204.9     $ 208.4
A la carte revenues...........      8.1         8.2          8.4         8.7
Satellite revenues............      4.3         4.7          6.0         7.2
Premium service revenues......     50.2        50.3         50.5        50.8
Pay-per-view revenues.........      9.4        11.2          8.3         9.5
Advertising revenues..........     12.7        14.8         14.6        20.0
Other.........................     11.6        12.1         11.9        14.2
                                 ------      ------      -------     -------
  Total revenues..............    304.3       307.5        304.6       318.8
Programming costs.............     66.2        64.1         67.1        71.8
Plant operations..............     32.5        32.4         35.6        36.1
Marketing.....................     11.1        13.2         12.3        12.9
General and administrative....     68.4        69.4         73.6        72.0
Satellite operating and
 administrative...............      4.3         5.0          6.7         6.9
Depreciation..................     43.1        43.8         47.8        44.7
Amortization..................     18.9        18.5         18.5        18.5
                                 ------      ------      -------     -------
  Operating income............   $ 59.8      $ 61.1      $  43.0     $  55.9
                                 ======      ======      =======     =======
  Net income (loss)...........   $  4.8      $  3.2      $ (18.3)    $  (2.5)
  Net income (loss) per
   share......................   $ 0.02      $ 0.01      $ (0.07)    $ (0.01)

                               Inside Back Cover
                               -----------------

The inside back cover of the Prospectus contains a one-page map of the United States entitled "Cox Communications, Inc. U.S. Cable and Programming." Each region of the United States is shaded a different color and the following information is listed around the map:

3.3 million Total Customers

Mid-Atlantic & New England:
- --------------------------

Customers:      670,462
Homes Passed    971,359

Midwest:
- -------

Customers:      601,869
Homes Passed    855,587

Northwest:
- ---------

Customers:      122,616
Homes Passed    174,290

Southeast:
- ---------

Customers:      483,940
Homes Passed    756,773

Southern California:
- -------------------

Customers:      797,429
Homes Passed  1,134,108

Southwest:
- ---------

Customers:      623,667
Homes Passed  1,175,236

The states included in each of the above regions are listed on the chart on page 29 of the Prospectus. At the bottom of the page, logos of the following companies are displayed: Sprint Spectrum, The Discovery Channel, The Learning Channel, E! Entertainment, Music Choice, Sunshine Network and Viewer's Choice.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following are the expenses of issuance and distribution of the Class A Common Stock registered hereunder on Form S-3, other than Underwriting discounts and commissions. All amounts except the Registration Fees and the NASD fee are estimated.

     Registration fee................................................. $ 69,521
     NASD fee......................................................... $ 20,661
     Blue Sky fees and expenses....................................... $  8,500
     Fees and expenses of counsel to Company and CEI.................. $225,000
     Accounting fees and expenses..................................... $ 50,000
     Printing and engraving expenses.................................. $ 50,000
     Registrar and Transfer Agent Fees................................ $ 20,000
     Miscellaneous.................................................... $ 90,000
                                                                       --------
       Total.......................................................... $533,682
                                                                       ========

  All of the above expenses have been or will be paid by CEI.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which a director derived an improper personal benefit. The Company's Amended Certificate of Incorporation contains a provision which eliminates the liability of directors to the extent permitted by Section 102(b)(7) of the DGCL.

  Reference is made to Section 145 of the DGCL, which provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation (a "derivative action")), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement or otherwise. The Amended Certificate of Incorporation of the Company provides that the Company shall indemnify its directors and officers to the fullest extent permitted by Delaware law.

ITEM 16. EXHIBITS.

EXHIBIT NUMBER

                                  DESCRIPTION

  1.1 --Form of Registration Agreement among Merrill Lynch & Co., Inc., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Cox Enterprises, Inc. and Cox Communications, Inc.

  4.1 --Amended Certificate of Incorporation of Cox Communications, Inc. (Incorporated by reference to Exhibit 3.1 to Cox's Annual Report on Form 10-K for the fisal year ended December 31, 1994.)

  4.2 --Bylaws of Cox Communications, Inc. (Incorporated by reference to
        Exhibit 3.2 to Cox's Registration Statement on Form S-4, File No. 33-80152, filed with the Commission on December 16, 1994.)

  5.1--Opinion of Dow, Lohnes & Albertson.

 23.1--Consent of Deloitte & Touche LLP.

 23.2--Consent of Ernst & Young LLP.

 23.3--Consent of Dow, Lohnes & Albertson (included in Exhibit 5.1).

 24.1--Power of Attorney (included on page II-3).

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes:

  (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (3) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (4) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ATLANTA, STATE OF GEORGIA, ON MAY 8, 1996.

                                          Cox Communications, Inc.

                                                 /s/ James O. Robbins
                                          By: _________________________________
                                                     JAMES O. ROBBINS
                                               PRESIDENT AND CHIEF EXECUTIVE
                                                          OFFICER

                               POWER OF ATTORNEY

  COX COMMUNICATIONS, INC., A DELAWARE CORPORATION, AND EACH PERSON WHOSE SIGNATURE APPEARS BELOW, CONSTITUTES AND APPOINTS JAMES O. ROBBINS AND JIMMY
W. HAYES, AND EITHER OF THEM, WITH FULL POWER TO ACT WITHOUT THE OTHER, AS SUCH PERSON'S TRUE AND LAWFUL ATTORNEYS-IN-FACT, WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION, FOR HIM OR HER AND IN HIS OR HER NAME, PLACE AND STEAD, IN ANY AND ALL CAPACITIES, TO SIGN THIS REGISTRATION STATEMENT, ANY SUBSEQUENT RELATED REGISTRATION STATEMENT FILED PURSUANT TO RULE 462(B) PROMULGATED UNDER THE SECURITIES ACT OF 1933, AND ANY AND ALL AMENDMENTS TO SUCH REGISTRATION STATEMENTS AND OTHER DOCUMENTS IN CONNECTION THEREWITH, AND TO FILE THE SAME, AND ALL EXHIBITS THERETO AND OTHER DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION, GRANTING UNTO SAID ATTORNEYS-IN-FACT, AND EACH OF THEM, FULL POWER AND AUTHORITY TO DO AND PERFORM EACH AND EVERY ACT AND THING NECESSARY OR DESIRABLE TO BE DONE IN AND ABOUT THE PREMISES, AS FULLY TO ALL INTENTS AND PURPOSES AS HE OR SHE MIGHT OR COULD DO IN PERSON, THEREBY RATIFYING AND CONFIRMING ALL THAT SAID ATTORNEYS-IN-FACT, OR ANY OF THEM, OR THEIR OR HIS OR HER SUBSTITUTE OR SUBSTITUTES, MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS ON BEHALF OF THE REGISTRANT AND IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE                 DATE

      /s/ James C. Kennedy             Chairman of the Board     May 8, 1996
- -------------------------------------   of Directors
          JAMES C. KENNEDY

                                       President and Chief
                                        Executive Officer Director
      /s/ James O. Robbins                                       May 8, 1996
- -------------------------------------
          JAMES O. ROBBINS

                                       Senior Vice President,
                                        Finance and Chief Financial
                                        Officer (Principal
                                        Financial Officer)
      /s/ Jimmy W. Hayes                                         May 8, 1996
- -------------------------------------
           JIMMY W. HAYES

      /s/ Michael D. Horan             Controller (Principal     May 8, 1996
- -------------------------------------   Accounting Officer)
          MICHAEL D. HORAN

    /s/ Janet Morrison Clarke          Director                  May 8, 1996
- -------------------------------------
        JANET MORRISON CLARKE

       /s/ John R. Dillon              Director                  May 8, 1996
- -------------------------------------
           JOHN R. DILLON

      /s/ David E. Easterly            Director                  May 8, 1996
- -------------------------------------
          DAVID E. EASTERLY

      /s/ Robert F. Erburu             Director                  May 8, 1996
- -------------------------------------
          ROBERT F. ERBURU

       /s/ Andrew J. Young             Director                  May 8, 1996
- -------------------------------------
           ANDREW J. YOUNG

                                 EXHIBIT INDEX


 EXHIBIT
 NUMBER                        DESCRIPTON                                   PAGE
 -------                       ----------                                   ----
  1.1 --Form of Registration Agreement among Merrill Lynch & Co., Inc.,
        Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith
        Incorporated, Cox Enterprises, Inc. and Cox Communications, Inc.

  4.1 --Amended Certificate of Incorporation of Cox Communications, Inc.
        (Incorporated byreference to Exhibit 3.1 to Cox's Annual Report on
        Form 10-K for the fisal year ended December 31, 1994.)

  4.2 --Bylaws of Cox Communications, Inc. (Incorporated by reference to
        Exhibit 3.2 to Cox's Registration Statement on Form S-4, File No. 33-
        80152, filed with the Commission on December 16, 1994.)

  5.1 --Opinion of Dow, Lohnes & Albertson.

 23.1 --Consent of Deloitte & Touche LLP.

 23.2 --Consent of Ernst & Young LLP.

 23.3 --Consent of Dow, Lohnes & Albertson (included in Exhibit 5.1).

 24.1 --Power of Attorney (included on page II-3).